





中電控股

CLP Holdings







Annual Report 2002




3rd
Quarter

- Concluded the third Power Supply Contract for sales to Guangdong, China.
- Published the Environment, Health and Safety Review 2002 for our Hong Kong electricity business.
- Achieved the financial close of Anshun II Power Station (2x300MW) in Guizhou.




4th
Quarter






Sharing the Benefits

- Our Annual Report 2001 won the Silver Award in the Hong Kong Management Association Best Annual Report Awards and a Platinum Award in the Hong Kong Society of Accountants Best Corporate Governance Disclosure Awards.
- Agreed to acquire all of Powergen's remaining interests in GPEC, Yallourn Energy (Australia) and BLCP Power (Thailand).
- Announced a tariff freeze for 2003 and a rebate package totalling HK$910 million for all our customers in Hong Kong.
- Sold Ellyridge, a former staff quarters site in Kowloon, for HK$410 million.

CLP – Year 2002 in Review


1st
Quarter







- Welcomed our two millionth customer in Hong Kong.
- Completed the acquisition from Powergen of a 70.4% interest in Gujarat Paguthan Energy Corporation (GPEC), India, followed by a further acquisition of a 9.6% interest in the fourth quarter.
- Official opening of CLP-sponsored primary schools in Guizhou and Yunnan, China.
- Grand opening of the Centenary Substation and Time Gallery in west Kowloon, Hong Kong.




2nd
Quarter

- Celebrated the opening of our 200th primary substation in Hong Kong.
- Set up a US$1.5 billion Medium Term Note Programme and issued US$300 million notes with 10-year tenor at fixed rate of 6.25% per annum.
- Unit 1 of Ho-Ping Project (2x660MW) in Taiwan commenced commercial operation, followed by Unit 2 in the third quarter.
- Handed over a hybrid renewable energy supply system to the Shek Kwu Chau Treatment and Rehabilitation Centre in Hong Kong.



CLP at a Glance

CLP Holdings Limited is the holding company for the CLP Group of companies. It is listed on the Hong Kong Stock Exchange and is one of the largest investor-owned power businesses in Asia.

The CLP Group includes a vertically integrated electricity generation, transmission and distribution business in Hong Kong. The Group also invests in energy businesses in the Chinese mainland and the Asia-Pacific region and is pursuing selective opportunities in Hong Kong and the Mainland to leverage off its electricity assets. An outline of the activities of the Group's major operating subsidiaries is set out below:–

	BUSINESS DESCRIPTION	2002 OPERATING HIGHLIGHTS	2003 OUTLOOK
CLP POWER	• Largest electric utility business in Hong Kong • 2.1 million customer accounts (about 80% of Hong Kong's total population) • 8,263 megawatts (MW) of installed generating capacity • Over 11,227 kilometres of transmission and distribution lines	• Sold 29,887 million kilowatt hours (kWh) of electricity • Tariff freeze maintained for fifth successive year • Announced HK$910 million rebates to customers in 2003 • Concluded the 3rd Supply Contract with Guangdong	• Discuss Scheme of Control Interim Review with Government • Prepare new financial plan • Benchmark cost structure and operating efficiency with best utilities in the world • Address and monitor regulatory affairs, customer services, human resources, corporate relations and environmental issues
CLP POWER CHINA	• Developer and investor in power projects in the Chinese mainland • Interests in generating assets in the Chinese mainland (3,163 equity MW)	• Achieved financial close for the 2x300MW Anshun II power project in Guizhou (420 equity MW) • Construction of Heze II (2x300MW) and Liaocheng (2x600MW) Power Stations, Shandong proceeded well	• Focus on managing existing joint ventures until impact of the power sector reform in the Chinese mainland is clearer • Build on longstanding network of relationships in the Chinese mainland
CLP POWER INTERNATIONAL	• Developer, operator and investor in power projects in Asia-Pacific region • Interests in generating assets in Australia, India, Taiwan and Thailand (2,675 equity MW)	• Purchased an 80% interest in GPEC (India) from Powergen (524 equity MW) • Reached agreement to buy Powergen's remaining interests in GPEC, Yallourn Energy (Australia) and BLCP (Thailand) • Ho-Ping Power Station (2x660MW) in Taiwan commenced commercial operation	• Manage existing investments and introduce strategic partners to projects • Establish reliable operation of Ho-Ping and explore further business opportunities with Taiwan Cement in Taiwan • Explore strategic partnerships in Australia and India, and pursue diversified portfolio of assets in Australia
CLP PROPERTY	• Developer and agent for existing CLP Group properties that are no longer required for electricity purposes	• Over 90% of the residential units have now been sold in Laguna Verde • Ellyridge, a former staff quarters site in Kowloon, was sold for HK$410 million	• Continue sale of the remaining residential units at Laguna Verde

Financial Highlights

	2002 HK$	2001 HK$
Per share		
Shareholders' funds per share	**15.27**	14.52
Earnings per share [1]		
Including Hok Un redevelopment profit / property disposal gain	**2.94**	2.92
Excluding Hok Un redevelopment profit / property disposal gain	**2.71**	2.33
Dividends per share [1]		
Interim	**1.14**	1.05
Final	**0.51**	0.44
Special Final	**0.23**	0.61
Total	**1.88**	2.10

	2002 HK$M	2001 HK$M
For the year		
Turnover	**26,134**	24,999
Earnings		
Scheme of Control earnings	**5,814**	5,422
Non-Scheme of Control operating earnings	**890**	461
Unallocated net finance (costs) / income	**(54)**	11
Unallocated Group expenses	**(117)**	(105)
Group operating earnings	**6,533**	5,789
Hok Un redevelopment profit / property disposal gain	**546**	1,468
Total earnings	**7,079**	7,257
EBITDA [2]		
Including Hok Un redevelopment profit / property disposal gain	**11,025**	10,794
Excluding Hok Un redevelopment profit / property disposal gain	**10,430**	9,042
At 31 December		
Total indebtedness	**9,297**	5,567
Total shareholders' funds [3]	**36,787**	35,168
Shares in issue (million)	**2,408.25**	2,421.49

	2002	2001
Ratio		
Return on equity		
Including Hok Un redevelopment profit / property disposal gain (%)	**19.7**	20.8
Excluding Hok Un redevelopment profit / property disposal gain (%)	**18.2**	16.6
Total debt to total capital [4] (%)	**20.2**	13.7
Interest cover [5] (times)	**29**	44

[1] Earnings and dividends per share are based on weighted average number of shares in issue after the shares repurchased during the year. Figures for 2001 are based on weighted average number of shares in issue after the capitalisation issue on 23 April 2001 and shares repurchased during the year.

[2] EBITDA = earnings before interest (including interest on borrowed capital and development fund, and a charge based on non-shareholders' investments financing net fixed assets under the Scheme of Control), taxation borne by the shareholders, depreciation and amortisation.

[3] The total shareholders' funds at 31 December 2001 were restated due to the adoption of Statement of Standard Accounting Practice No. 34 "Employee Benefits" in 2002.

[4] Total debt to total capital = debt / (shareholders' funds + debt)

[5] Interest cover = Profit before taxation and interest / (interest charges + capitalised interest)

Contents



CLP's vision is to be a leading investor-operator in the Asia-Pacific electricity power sector. We aim to build on and exploit the skills and reputation which the Company has established over the past century – initially in Hong Kong and, in more recent years, in the Chinese mainland and the wider Asia-Pacific region.

In turning this vision into reality, our mission is to benefit all our key stakeholders through the:–

- Enhancement of shareholder value;
- Delivery of world-class products and services of good value to our customers;
- Provision of a safe, healthy and fulfilling working environment for our employees;
- Contribution we can make to the economic and social development of the communities in which we operate; and
- Responsible management of the environmental impact of all our operations and projects.

Behind this mission, lies a longstanding corporate culture of integrity, fair dealing and sound financial management. Recent events in the global corporate world have illustrated the constant importance of high standards of corporate governance, ethical behaviour and accounting discipline. In this year's Annual Report, we have sought to explain our financial and business performance and to demonstrate that CLP cares how our results are achieved, not just that they are achieved. Your Board believes that this is essential to making CLP an investment of choice for shareholders and a partner of choice for all our stakeholders, whether these be our customers, employees or business partners, and to confirming our standing as a valued corporate citizen in all the communities in which we operate.

This year's results reflect the careful stewardship of the Company's affairs by the Board and Management and the collective and dedicated efforts of all our staff. We will continue to work with diligence and prudence to deliver sustainable value for our shareholders, and to justify the trust and confidence that all our stakeholders place in CLP.

The Hon. Michael D. Kadoorie
Hong Kong, 24 February 2003

Chief Executive Officer's Review



In this review, I present the core elements of CLP's financial results in 2002, review the progress in implementing our business strategy and underscore CLP's commitment to prudence in our business operations and the management of our financial resources.

Year 2002 Results

In 2002, earnings per share for recurring operations increased by 16.3% to HK$2.71 per share compared to the previous year. The Scheme of Control (SoC) earnings for the year ended 31 December 2002 grew 7.2 % to HK$5,814 million, as a result of CLP Power's ongoing investment in the electricity supply system. Earnings from non-SoC activities increased from HK$461 million to HK$890 million, reflecting the contribution from power projects outside Hong Kong.

Total earnings for 2002 were HK$7,079 million, compared to HK$7,257 million for 2001. These took into account property profits of HK$546 million arising from the Group's share of profits of the Hok Un redevelopment and the gain from disposal of a former staff quarters site in Kowloon. By comparison, the property profit in 2001 was HK$1,468 million. The total earnings per share in 2002 were HK$2.94, an increase of 0.7%.

While we are encouraged by the strong growth recorded for the past year by our non-SoC activities outside Hong Kong, it should be noted that the risk/reward profile of these investments is more volatile than that of the SoC business.

Business Strategy

CLP's business strategy is well-known to shareholders and has remained largely the same since 1998. It may, however, be helpful to recap the three key elements of our strategy. These are to:–

- Continuously enhance our core Hong Kong electricity business;
- Develop our portfolio of electricity businesses in the Chinese mainland and the Asia-Pacific region; and
- Pursue selective opportunities to expand our activities beyond our conventional electricity business, by leveraging off our existing businesses, assets, expertise and relationships.

Each of these is discussed below in more detail.

Hong Kong Electricity Business

CLP's electricity business in Hong Kong, regulated through the SoC Agreement with the Government of the Hong Kong Special Administrative Region (the Government), continued to perform well and to generate a major part of the Group's earnings – 86.7%

of earnings from recurring operations in 2002. During the year, CLP invested HK$5.9 billion in the Hong Kong electricity business.

These figures demonstrate the importance of this business within the CLP Group. The current SoC Agreement concludes in 2008 and effective management of regulatory issues is essential to CLP's continued success. To this end, in 2002, we maintained our efforts in enhancing the quality of this business, in terms of tariff management, productivity and efficiency gains, reliability and customer service. In doing so, we both discharge our responsibility to our customers and earn the community's trust as the ongoing and long-term provider of this essential public service.

The SoC provides for an interim review in 2003 when modifications may be requested to any part of the Agreement. However, since the SoC Agreement was reviewed in 1998 and will expire in five years' time, we do not believe that the 2003 Interim Review would entail major modifications to the Agreement as it currently stands.

Discussions with the Government on any revision and extension of the SoC beyond 2008 will be of more fundamental importance. The Government has indicated that it will conduct a review of the electricity market with a view to drawing up, in good time, a broad framework for the development of the electricity supply sector, to succeed the current SoC Agreement. For its part, CLP has been devoting considerable management resources to a thorough understanding of the implications of different regulatory systems for our Hong Kong electricity business. This exercise, coupled with the observed experience in England and Wales, New Zealand, Australia, California and Ontario, has highlighted:–

- The shortcomings and risks of rapid and radical change to established regulatory regimes;
- The great care which must be taken in the pace and extent of regulatory change, including recognition of the specific characteristics of each electricity system, and the importance of designing a stable and lasting regime so as to support long-term investment; and
- The comparative merits of the SoC as a durable regulatory system, which strikes a fair balance between the interests of shareholders and customers.

The selection of an appropriate framework for Hong Kong's power sector after 2008 should be made in the context of the benefits provided by the existing regulatory scheme – near universal access in our service areas, reliable supply, environmental stewardship, reasonable tariff and reasonable return on investment. As a responsible and experienced service provider, CLP will contribute its knowledge and expertise to the discussion of the future of our industry. CLP expects that the legitimate interests of the Company, its shareholders, its employees, and the community it serves, will be given balanced consideration to assure that the benefits provided over a century of service in Hong Kong will be retained.

Electricity Businesses in the Chinese Mainland and the Asia-Pacific Region

The increasing maturity of CLP's Hong Kong electricity business, evidenced by the slowdown of the growth in electricity demand in recent years, coupled with a degree of regulatory uncertainty post-2008, has led us to diversify the Group's activities. We are doing so through the application of our skills and competencies to investments and projects in the electricity sector in the Chinese mainland and the Asia-Pacific region.

Chinese Mainland

Economic growth and electricity demand remain strong in the Mainland. However, the recent power sector reform has created increased risks and uncertainties for private investors in China. The break-up of the State Power Corporation will lead to increasing competition between the newly created five national generating companies and other independent power producers (IPPs) such as CLP. There has also been considerable downward pressure on electricity tariffs paid to generating companies. The central authorities are seeking to preserve tariff levels to customers, whilst re-allocating a larger share of total electricity revenues to the transmission and distribution sectors, which are in urgent need of substantial investment.

The combination of:–

- The availability of funding in the Mainland domestic capital markets for investment in the electricity industry;
- Generating assets becoming available for acquisition as a result of power sector reform; and
- The perception of continuous growth in electricity demand

may create a "sellers' market" for existing generating assets and other greenfield projects. Notwithstanding the underlying regulatory risks and tariff uncertainties, foreign and domestic IPPs may jockey for market share and bid for assets at prices which do not properly reflect the risks involved over the long periods required to earn a meaningful return on their investments.

CLP will remain extremely selective in its choice of new investments in the Mainland. In the short to medium term, CLP is prepared to slow the pace of investments, rather than compromise on their quality. Over a longer period, CLP expects that the market will become clearer and more settled, and it will be possible to assess with greater confidence the long-term value of assets in relation to their prices in the market.

Asia-Pacific Region

CLP has established a significant presence in the private sector power industry of a number of countries in the Asia-Pacific region, notably Taiwan, Australia, Thailand and India. This early-stage development must now be translated into building sustainable businesses in our selected markets and improving investment returns to meet the expectations of the Company and its shareholders.

For this reason, we will concentrate on improving the quality and returns of our existing businesses, if necessary, by additional incremental investment or joint ventures, rather than on new investments which are not complementary to our existing interests or in countries where CLP is not yet present.

Electricity-Related Activities in Hong Kong and the Chinese Mainland

CLP's skills, experience and competencies are those of an electric utility. Though we are alert for opportunities to leverage off our existing business, we recognise that these are likely to be closely related to our primary function as an electric service provider. We shall pursue only those opportunities which are compatible with CLP's expertise and resources. In 2002, CLP substantially reduced its involvement in the Hong Kong telecommunications business by withdrawal from the retail telecommunications business previously carried on under the "Oxygen" brand. Our original investment in this business was the result of a perceived opening in the Hong Kong telecommunications market, making use of CLP's existing customer relationships. We wanted to strengthen our customer links and did not wish to ignore opportunities presented by the "new economy".

Our involvement in the telecommunications business has not been a successful one. There are lessons from this, in terms of any future diversification by CLP into other non-electricity activities and, for that matter, in the expansion of our electricity businesses in the Mainland and the Asia-Pacific region. These lessons include:–

- The importance of conservative assessment of the value of synergies and the costs of capturing those synergies;
- Careful measurement of the leverage value of CLP's assets against the power of incumbent competitors; and
- Potential cultural misfit between new activities and CLP's culture as a steady paced, risk-averse utility.

The experience gained has reinforced the wisdom of staying close to what we know best. Nonetheless, as the revenues from the Hok Un redevelopment and the sale of the site at Ellyridge have illustrated, selective exploitation of CLP's assets for non-electricity purposes can generate significant earnings for our shareholders.

Funding and Liquidity

CLP's business strategy relies on the long-term availability of funding and the maintenance of appropriate levels of liquidity. Details of the Company's liquidity as at 31 December 2002 are provided on page 74. The electricity business is highly capital intensive and returns are generated over the long term. We closely monitor CLP's cash management and resources, including contingent liabilities that might call on those resources. We maintain a conservative capital reserve, emphasise that capital is expensive and prioritise competing claims on capital. These prudent policies have, in the past, led to comments that CLP is over-cautious, under-geared and adopts a sub-optimal capital structure. However, recent global corporate experience shows how businesses fail when they run out of cash, even if the underlying business model may be sound and their assets have value. Such experience, and the importance of maintaining CLP's status as a sound utility stock in a depressed and difficult share market environment, has indicated the benefits of prudence.

Our firm intention is to ensure that cash flow from our established businesses remains sufficient to fund dividends to shareholders and potential new investments, whilst continuing to maintain a strong financial position.

Andrew Brandler
Hong Kong, 24 February 2003



Preparing to give...



...a staff briefing on CLP's performance and business direction

Interview with Chief Executive Officer


Andrew Brandler, Chief Executive Officer, CLP Holdings (AB)

An open dialogue with stakeholders enhances understanding of CLP's activities. We asked a fund manager, a banker, an investment analyst and a shareholder to put their questions to Andrew Brandler, Chief Executive Officer.


Joanne Wong, Research Analyst, Franklin Templeton Investments (JW)

JW: **While it is too early to predict what the regulatory environment for the Hong Kong electricity industry will be like after 2008, can you discuss your views on the various options available, including open market competition, interconnection with Guangdong, Consumer Price Index (CPI) minus X regime or merger between CLP and Hongkong Electric?**

AB: The achievements of the SoC in promoting a world-class electricity supply at reasonable prices to Hong Kong consumers for nearly 40 years should be recognised and not lightly set aside. Experience elsewhere in the world highlights the risks of radical and ill-conceived regulatory change. Change in the electricity industry tends to be irreversible – you can never restore the previous regulatory framework once it has been dismantled – the problem becomes to correct the mistakes and shortcomings of the new regime.

You mentioned several options available for a post-2008 scenario. All of these have featured in the developing debate on the future of Hong Kong's electricity industry – but none of these seems viable at this stage. Let me explain further.

Open market competition is not an option, because genuine and meaningful competition needs multiple competitors in the industry. To do that, Hong Kong would need to introduce electricity producers in Guangdong Province to the Hong Kong market. However, Guangdong is suffering from a significant shortage of electricity. During 2002 alone, more than 7% of our electricity sales was to Guangdong. Even then, power shortages and electricity cuts have been affecting Guangdong's consumers. Bear in mind also the substantial increase in electricity demand in Guangdong (35% increase between 1999 and 2001 alone), the long lead time for increasing generating capacity and the need, for environmental reasons, to phase out small and inefficient generators in Guangdong (estimated to represent approximately one-third of total generating capacity). In addition, environmental issues will affect any substantial increase in coal-fired generation in Guangdong, which itself is starting to import power from western provinces.

Besides, in order for competition to work properly, our neighbouring provinces in the Chinese mainland would need to build a robust, efficient and reliable transmission and distribution network to provide a standard of service comparable to that currently enjoyed in Hong Kong. We estimate that this process alone could take approximately 10 to 15 years, allowing for the very significant work involved and the massive funding required.

So, the prospect of importing firm power from Guangdong, an essential component in any open market competition for Hong Kong, is unlikely for a considerable period of time.

CPI minus X, the formula whereby electricity tariffs are controlled relative to Hong Kong inflation, is not a viable solution, because less than 7% of CLP's tariff represents those costs which are more closely related to local inflation. The majority of our costs, such as depreciation, financing, purchase of nuclear electricity and fuel costs are unrelated to local inflation – meaning that this would not be an appropriate formula.

As regards merger between CLP and Hongkong Electric, both companies are publicly listed and own the electricity infrastructure in their respective supply areas. Any merger would be a matter for the approval of the shareholders in both companies – as opposed to a regulatory option. Moreover, insofar as the Government would have any role to play in this respect, I doubt whether the Government would see the consolidation of Hong Kong's electricity industry under a single supplier as being a preferred strategy.

JW: CLP has a mixed record of diversification outside Hong Kong. What lessons has the Management learned from CLP's overseas experience to date and what steps have been taken to ensure that future investments will enhance shareholder value?

AB: CLP's diversification in the electricity industry outside Hong Kong did not have a good start. But I am pleased to report that the performance of these businesses is improving. Earnings from our investments in the Mainland and the Asia-Pacific region almost doubled in 2002, reaching HK$1,150 million. Whilst I am encouraged by the strong growth recorded over the past year, it is important to bear in mind that the risk/reward profile of these investments will be more volatile than that of the Hong Kong SoC business. As we build up our investments outside Hong Kong, the performance of individual projects and assets within that portfolio will vary, both from year to year and by comparison to each other.

We have indeed learned from the successes and setbacks of these development businesses. The lessons, both positive and negative, which are of broader application would include:–

- The avoidance of paying for "blue sky", in the sense that we should not price into our evaluation of an asset or project, the future prospects which might emerge from developments in its regulatory environment. For example, in the case of the EGCO and YTL Power investments made in 1998 and 1999 respectively, we assumed future participation in the anticipated privatisation or opening up of the electricity generating markets in Thailand and Malaysia. Although these were reasonable expectations at the time, they did not materialise. The result was that, in effect, CLP bought an entry ticket to join in a game which has not yet been played.
- In reviewing generation projects, we are placing less reliance on formal aspects, such as power purchase agreements (which may be vulnerable to regulatory change or Government edict) and more on basic fundamentals such as availability and cost of fuel, competitiveness of generation cost, quality of the local transmission network and the local supply/demand balance for electricity.
- The importance of developing specialist management teams with high levels of expertise in business development, financing,

transactional skills and asset management. Some of these skills need to be sourced from outside the Hong Kong SoC business. We have steadily strengthened our management capabilities in terms of the specialist expertise required by our Mainland and Asia-Pacific businesses. In 2002, I made management changes in these businesses to reflect changing requirements, as they move forward from their start-up phases.

- CLP's diversification into the electricity sector outside Hong Kong can deliver value to our shareholders and avoid the Hong Kong SoC business being our sole source of earnings.
- CLP does have skills and expertise which can be effectively transplanted from Hong Kong to our businesses in the Mainland and Asia-Pacific. For example, during the past year we have been able to make a significant contribution to our joint venture in CLP Guohua, in the form of the introduction and application of CLP management and operating systems in areas such as safety and environmental performance, as well as financial controls and procedures.
- Our timing may be right. European and U.S. power players, with whom CLP would otherwise have been competing for assets and projects, have been withdrawing from Asia due to problems in their domestic markets.

In addition to applying the experience gained over recent years, the pursuit of investment opportunities outside Hong Kong will depend on those opportunities meeting our criteria in terms of price, earnings and risk profile. In 2000, I expressed our target of having one-third of our earnings from non-SoC operations by 2005. We have made progress towards this. But, as I said in last year's Annual Report, we will not pursue this target at the expense of inappropriate risk to shareholder returns. Our policy of diversification will be selective, prudent and incremental.


Alan Grieve, Global Relationship Manager, Hongs Division, HSBC (AG)

AG: **There has been increasing pressure from various groups in Hong Kong to lower tariffs given the current economic conditions, notwithstanding the contractual nature of the return permitted under the SoC. This situation creates an inevitable tension between your customers and other stakeholders (lenders and shareholders). How does CLP seek to reconcile these two competing interests?**

AB: Pressure on tariffs is not new. This has been part of Hong Kong's political and media landscape for many years. It is natural, too, that these pressures are heightened at times of economic uncertainty, deflation and in a political environment where grass root issues have particular weight. CLP is used to this pressure – and we welcome it. As a major public utility, it is natural that our operations come under close public scrutiny. This keeps us on our toes and sensitive to customers' interests. But it is misleading to focus on tariff in isolation. Review of CLP's activities should also take into account issues such as our performance by international benchmarks, supply quality and reliability, and environmental performance, as well as the need for reasonable returns so that capital providers, whether shareholders or lenders, are encouraged to support the long-term and large scale investment that our industry requires. In the section "CLP and our Customers" of this Annual

Report, we have set out some key performance data, which I hope will contribute to a more informed and broader view of the performance of CLP's Hong Kong electricity business.

Through improved operating efficiency and tight cost control, we can both manage tariff levels and preserve financial returns. Tariff management safeguards what is sometimes referred to as a "franchise from society" – the underlying support from the community that a public service provider such as CLP requires in order to preserve our right, and discharge our obligation, to serve that community. The interests of both shareholders and lenders are promoted by reasonable tariffs and high levels of customer service, in that they contribute to the continuation of that "franchise".

Whilst effective tariff management remains an ongoing priority, I question any large scope for tariff reduction. Our Hong Kong shareholders will be familiar with the phrase "structural deficit", as applied to the financial situation of the Hong Kong Government, whereby current revenues are insufficient to support recurring expenditure. For the time being, the Government can rely on the cushion of its financial reserves prudently accumulated over the past years. CLP's position is somewhat analogous. In recent years, Hong Kong tariffs have been supported through sales to Guangdong, and our efforts to cut costs and improve productivity. If this had not been the case, the slowdown in growth in electricity demand, coupled with current tariff levels and the need for ongoing investment in electricity infrastructure, would have given rise to a need to increase tariffs – despite our success in reducing costs and raising productivity. The Development Fund serves as a cushion and reserve against such tariff increases. In light of the uncertainty about future electricity revenues, including those from ongoing sales to Guangdong (which are "non-recurrent" in nature), it would be imprudent for CLP to reduce its revenues, run down reserves held through the Development Fund, and increase the likelihood of substantial and unwelcome tariff increases to our customers at a later date.

AG: CLP has placed significant emphasis on its environmental policies in previous annual reports. Can you explain how significant environmental considerations are in your business decision-making process particularly in respect of your overseas investments?

AB: CLP's environmental performance and policies are explained in this Annual Report, under the heading "CLP and Safety, Health and our Environment". We have made a particular effort over the past year to increase the attention we pay to the environmental performance of our investments outside Hong Kong. This is reflected in the Social and Environmental Report which we published in February 2003. This, for the first time, addresses CLP's environmental policies and achievements on a group-wide basis. The CLP Group's Value Framework, formulated in December 2002, includes a group environmental policy. This expresses our commitment to the responsible use of resources and environmental stewardship and, in particular, to:–

- Comply fully with all applicable environmental laws and regulations;
- Educate our people about environmental concerns and responsibility;
- Continuously improve our environmental performance;
- Monitor and report the environmental performance of our business;
- Support customers' improvements in energy efficiency; and

- Share our knowledge of environmental management practices with others in our industry.

To reinforce the implementation of these commitments, our "pay-for-performance" remuneration system includes good environmental stewardship as one of the factors we will take into account in determining performance-related pay for CLP staff. Tackling your question head on, our decision-making process is such that the Board, myself and line management will only support CLP engaging in investments in circumstances where these are compatible with our values and commitments.


Christopher Huang,
Executive Director,
Morgan Stanley
(CH)

CH: In the past, CLP always considered having a local strategic partner as being an important pre-condition for overseas investments. Has the Company changed its philosophy in this regard?

AB: No, and with a couple of exceptions which I will mention shortly, having a local partner is a common thread in all our investments outside Hong Kong.

Although we are building a regional power business, our individual investments all have a strong local character. Whether because of the need for suitable sites, construction and environmental permits, electricity off-take and tariff arrangements or specific regulatory regimes, investment in power stations requires a close interface with local communities and their governments. A local partner allows us to manage these relationships more effectively and efficiently. We are fortunate that, in recent years, CLP's good reputation in the electricity industry has enabled us to build up a network of partnerships with established local industry leaders, such as Taiwan Cement Corporation in Taiwan, EGCO in Thailand and, in the Chinese mainland, the Beijing Guohua Group and Shandong Electric Power Group.

We do not yet have local partners in India and Australia with whom to take forward our investments in GPEC and Yallourn Energy, which we initially entered into through a joint venture with Powergen. As Powergen exits the joint venture during the course of 2003, we will be looking to bring in local partners, not only to contribute to the management of these assets, but also to work with us in building up, over time, a stronger presence in these markets. In India, we have a good relationship with the Tata Group. In Australia, we are currently looking for a local partner who shares our goal of establishing a long-term and meaningful presence in the electricity sector. I will be looking for progress on this during 2003.

CH: With an abundance of assets for sale in the global electricity market, especially in the Americas, would CLP consider investing outside the Asia-Pacific region?

AB: The short answer and for the foreseeable future is "no".

Our strategic choice has been to centre our development activities in the Mainland and Asia-Pacific region. This resulted from an assessment that we had, or could establish, a competitive advantage in those markets – whether as a result of longstanding previous experience in the market in question, or through partnership with local players with similar objectives and aspirations to our own. We do not readily see a competitive advantage in distant markets such as the Americas and we do not want to lose management focus by broadening our business beyond the current geographical spread.

Moreover, expansion in the electricity business is a highly capital intensive process. For example, we have to date invested approximately HK$13 billion in our Mainland and Asia-Pacific development businesses. CLP is conservative in its balance sheet and cash management. We must be selective in the application of our financial "firepower". Our view is that there are, and will be, sufficient opportunities for investment in our region, without the need to move further afield at this stage.



Jor Wing Cheung (second from right), a long-time CLP shareholder (JWC)

JWC: The CLP share price has been traded within a narrow range during the past few years. What will the Company do to improve its share price performance, say by 2 to 6% increase each year?

AB: You are absolutely right that CLP shares tend to trade in a narrow range. But I do not regard this as a bad thing – CLP is an electric utility and our positioning on the share market is as a long-term holding, providing capital stability (a firm share price) and worthwhile dividend yields. If you look at the figures set out in the "CLP and our Shareholders" section in this Annual Report, I think you will find we have delivered pretty well against these objectives.

It is difficult for any company to target a particular annual increase in share price. Firstly, share price changes will often reflect either developments which are unexpected to the investment community or the reinterpretation of existing information about a company. In CLP's case, we try to be open in explaining our strategy and performance and, as a utility, maintain a fairly predictable business model. So, the value of CLP will already largely be expressed in our share price. Secondly, CLP's share price will be affected by performance and trends in the Hong Kong and other stock markets. To give an example, at the height of the Internet boom in 1998/1999, CLP's share price under-performed the market, as investors were drawn towards the new "dotcoms" and away from more conventional stocks such as CLP. The trend has been reversed and, during the bear market of the last three years, our share price has out-performed the Hang Seng Index.

CLP's future share price will reflect our success in managing the existing Hong Kong electricity business, including any developments in its regulatory regime, and in building up a stream of earnings from our developing electricity businesses in the Mainland and Asia-Pacific. We have a very strong management focus on these core tasks. We are determined to bring these businesses to the point where they make a meaningful and sustainable contribution to overall Group earnings – in which case it would be reasonable to expect future positive movement in our share price to reflect this.

JWC: Has CLP considered installing wind, solar or hydropower systems for its remote supply areas, in view of the high costs of building transmission lines or laying underground cables in these areas?

AB: Yes, and as an environmentally responsible company, CLP is keen to make use of renewable energy opportunities. Experience elsewhere suggests that government support and policies have a role in promoting the development of renewable energy resources, including by ensuring that the wider economic and environmental trade-offs are balanced and the resulting costs and benefits fairly allocated. So, we will need to work with governments on this.

Let me give a little background on each of the technologies that you have mentioned and then describe some of the things that CLP is doing. I should acknowledge at the outset that one of the major challenges of renewable energy is that it does not always operate: such electricity is only available when the wind blows, the sun shines or the water flows. It needs to be backed up by conventional generating capacity and transmission systems. This, in turn, means that the provision of renewable energy systems can, from time to time, replace conventional generation output – it does not reduce the need to invest in conventional electricity generating capacity and transmission systems to provide the back-up.

A major factor affecting large scale wind projects in Hong Kong is the lack of land space. To give an example, to replace the output of one of the gas turbines at our Black Point Power Station (which can meet about one-twentieth of local maximum demand for electricity) would require approximately 200 wind turbines of 2.5MW each – using the wind data measured by the Hong Kong Observatory on Tai Mo Shan, the highest and one of the windiest spots in Hong Kong. This many turbines would require approximately 45 sq. km. of land – just over 4% of Hong Kong's total land area or almost the size of the Kowloon peninsula. Given space constraints, one promising area may be offshore wind farms. A further challenge for Hong Kong is that the windiest season tends to be in late autumn and winter, which does not match the high electricity demand in summer. This suggests that wind power can have a small but important role, although it may not displace much of our fossil-fuel based generation in Hong Kong.

Because of Hong Kong's climate, the resource is there for solar power. At present, solar energy is materially more expensive than other generation technologies. Hong Kong's densely populated urban areas present difficulties in terms of the location of the panels. New technological developments may provide some opportunities in this area. For example, there is a new building on Canton Road in Kowloon that has solar panels integrated as part of the building wall. This may be a start of a new trend by architects to design buildings with integrated solar panels.

Hydro electric or geothermal power is viable and on a large scale. Unfortunately, Hong Kong lacks suitable locations for any meaningful development.

CLP has a policy of active involvement and encouragement of renewable energy sources which recognises and helps respond to these practical and technical challenges.

CLP – investing in renewable energy

Wind

The renewable energy supply system that we have installed on the island of Shek Kwu Chau includes a wind turbine, solar power system and a power house for the three-day battery supply system and standby generator. This project is giving us meaningful data regarding the application of such systems in Hong Kong, including the potential for wind power. Before any larger scale wind investment can be made in Hong Kong, a comprehensive wind resource map of Hong Kong needs to be created. This has not yet been done. CLP is working with academic institutions to see whether we can contribute to such a project. Having regard to space constraints in Hong Kong, we are looking at wind power opportunities in the Mainland. During 2002, we signed a letter of intent with Huaneng New Energy and Environment Protection Co., Ltd. for the development of a 100MW wind farm on Nanao Island off the Guangdong coast. CLP has also signed a letter of intent with the Yangjiang authorities to commence a feasibility study of the development of a 100MW wind power station on Hai Ling Island in Guangdong.


Nanao Wind Farm Project
(320 km north-east of
Hong Kong)
Chenghai
Nanao Island

Solar



CLP is promoting a solar project at the Ma Wan Primary School (a side-by-side study of various solar photovoltaic panels) and is participating in the Tai Po Science Park's Building Integrated Photovoltaic project. We are also monitoring solar technology, through CLP Research Institute, to see whether and when it is brought to a point where it can be of more significant application in Hong Kong.

Hydro



In 1997, CLP acquired a 41.5% interest in the Huaiji power project in Guangdong, which comprises nine hydro power stations. This renewable energy project utilises the abundant water resources in Huaiji county and generates and supplies electricity to this remote county on the north-western border of Guangdong and to nearby areas. We are also looking at hydro electric projects in the west of China. Participation in these will depend on the availability of projects which are viable from an environmental, operational and investment perspective.

In 2003, we plan to launch CLP's renewable energy initiative in Hong Kong, which will be a two-year programme focusing on:–

- Renewable resource assessment;
- Renewable energy projects; and
- Renewable energy education and community support.

All in all, you can see that we are very aware of the role that renewable energy projects can play in our business. We are seeking opportunities to develop our skills and activities in this area, wherever and whenever practicable.

Board of Directors

Non-executive Directors



The Hon. Michael D. Kadoorie

aged 61, Chairman, N, "Ex-officio" Member of F&G, H, P and PA
(Appointed on 19 January 1967 △)

Mr. Kadoorie is a Chevalier de la Légion d'Honneur and Commandeur de l'Ordre de Léopold II. He is the Chairman of The Hongkong and Shanghai Hotels, Ltd., Heliservices (Hong Kong) Ltd., as well as CLP Research Institute and holds a number of directorships in other companies. He is a member of the Council of the University of Hong Kong. He is the brother-in-law of a fellow Director, Mr. R. J. McAulay.



W. E. Mocatta

FCA, aged 49, Vice Chairman, F&G, H, P, PA
(Appointed on 16 January 1993 △)

Mr. Mocatta is a Fellow of The Institute of Chartered Accountants in England and Wales. He became a Director of Sir Elly Kadoorie & Sons Ltd. in 1982. He is the Chairman of CLP Power, CLP TeleCom and CLP Property. He is a Director of The Hongkong and Shanghai Hotels, Ltd. and other companies in Hong Kong.



J. S. Dickson Leach

MBA, FCA, aged 57, Vice Chairman, F&G, H, PA
(Appointed on 15 December 1978 △)

Mr. Dickson Leach holds an MBA degree from Columbia University and is a Fellow of The Institute of Chartered Accountants in England and Wales. He is the Chairman of CLP Power International and CLP Power China. He is also Chairman of Tai Ping Carpets International Ltd. and Sir Elly Kadoorie & Sons Ltd. He is a Director of The Hongkong & Shanghai Hotels, Ltd. and other companies in Hong Kong.



R. J. McAulay

MA, CA, aged 67
(Appointed on 1 January 1968 △)

Mr. McAulay holds an MA degree from the University of Glasgow and is a Member of The Institute of Chartered Accountants in Scotland. He is the brother-in-law of the Chairman. Mr. McAulay is a Director of Sir Elly Kadoorie & Sons Ltd. and The Hongkong and Shanghai Hotels, Ltd. He is also a trustee or council member of a number of commercial, artistic or charitable organisations, in Hong Kong and elsewhere.



J. A. H. Leigh

aged 49
(Appointed on 10 February 1997 △)

Mr. Leigh is a lawyer by training. Prior to joining the CLP Group, Mr. Leigh was in private practice as a solicitor in Hong Kong and the U.K. He was the Senior Legal Advisor, Company Secretary and General Manager – Corporate Affairs in the CLP Group between 1986 and 1996. Mr. Leigh is a Director of Sir Elly Kadoorie & Sons Ltd. overseeing a number of the Kadoorie Family's interests in Hong Kong and overseas.



R. Bischof

aged 61, P
(Appointed on 5 September 1997 △)

Educated in Switzerland, Mr. Bischof has been engaged in the field of asset management and private banking in Hong Kong since 1971, including several years with the former Swiss Bank Corporation. Prior to coming to Hong Kong, Mr. Bischof also worked for a leading British investment bank in London, Madrid and New York. He joined Sir Elly Kadoorie & Sons Ltd. as a Director in 1996.



I. D. Boyce

FCA, aged 58
(Appointed on 19 November 1999)

A chartered accountant from the United Kingdom, Mr. Boyce spent 18 years with the Warburg group, six years of which were as Managing Director of East Asia Warburg in Hong Kong; and nine years with Schroders Asia, also in Hong Kong. Mr. Boyce was Managing Director (Vice Chairman from April 1998) of Schroders Asia before joining Sir Elly Kadoorie & Sons Ltd. as a Director in 1999. Mr. Boyce is also a Director of The Hongkong and Shanghai Hotels, Ltd. and Tai Ping Carpets International Ltd.



P. C. Tan

BSc, MBA, aged 55, H, PA
(Appointed on 1 January 2003)

Mr. Tan is the Chairman of ExxonMobil (China) Investment Co., Ltd. and ExxonMobil Hong Kong Ltd. with oversight responsibility for ExxonMobil's businesses in the Chinese mainland and Hong Kong. He is also President, ExxonMobil China Petroleum & Petrochemical Company Ltd. Mr. Tan graduated from the University of Singapore as a Bachelor of Science (Applied Chemistry) and has an MBA degree from New York University. He joined Mobil Oil in Singapore in 1970 and worked in Singapore, the United States and Australia.

A	Audit Committee
F&G	Finance & General Committee
H	Human Resources & Remuneration Committee
N	Nomination Committee
P	Provident & Retirement Fund Committee
PA	Public Affairs Committee
△	The date given is that of appointment to the Board of China Light & Power Co., Ltd., the holding company of the CLP Group prior to the Group Reorganisation in 1998. All of these Directors were appointed to the Board of CLP Holdings Ltd. on 31 October 1997. Details about Directors are also available on our website at www.clpgroup.com.

Independent Non-executive Directors



The Hon. Sir S. Y. Chung

GBM, GBE, PhD, FREng., JP, aged 85, A, H, N, PA
(Appointed on 23 March 1967 △)

Sir S. Y. is the Chairman and an Independent Non-executive Director of The Kowloon Motor Bus Holdings Ltd. as well as a Director of other companies in Hong Kong. He has contributed significantly in Hong Kong's political, industrial and tertiary education fields for over four decades. He was Senior Member of Hong Kong Legislative Council (1974-78), Executive Council (1980-88), and again Convenor of HKSAR Executive Council (1997-99). He was deeply involved in the Sino-British negotiations on Hong Kong's future (1982-85) and the establishment of the HKSAR (1993-1997).



William K. Fung

OBE, DBA, MBA, BSE, JP, aged 54, N
(Appointed on 26 August 1994 △)

Dr. Fung is Group Managing Director of Li & Fung Ltd., and has held key positions in major trade associations. He is currently a delegate to the Chinese People's Political Consultative Conference. He holds a Bachelor of Science degree in Engineering from Princeton University, an MBA degree from the Harvard Graduate School of Business, and an Honorary Doctorate degree of Business Administration awarded by the Hong Kong University of Science and Technology. He is also a Non-executive Director of HSBC Holdings plc, chinadotcom corporation and VTech Holdings Ltd.



V. F. Moore

BBS, FCA, FHKSA, aged 56, A, F&G, H, PA
(Appointed on 7 March 1997 △)

Mr. Moore is Deputy Managing Director of CITIC Pacific Ltd. and Executive Director of China International Trust & Investment Corporation Hong Kong (Holdings) Ltd. He is a Non-executive Director of Cathay Pacific Airways; the Chairman of the New Hong Kong Tunnel Company, Western Harbour Tunnel Company, Hong Kong Tunnels and Highways Management Company, a Director of Eastern Harbour Crossing Company and Deputy Chairman of CITIC Capital Markets Holdings Ltd.



Hansen C. H. Loh

aged 65, A, PA
(Appointed on 5 May 2000)

Mr. Loh is the Chairman of Farrington American Express Travel Services Ltd. He is also the Managing Director of Wyler Textiles Ltd. and a Non-executive Director of The Hongkong & Shanghai Banking Corporation Ltd. and CITIC Pacific Ltd., of which he is also a member of the Audit Committee.



Paul M. L. Kan

MBA, aged 56, A
(Appointed on 7 September 2001)

Mr. Kan holds an MBA degree from the Chinese University of Hong Kong, and various professional qualifications with a number of computing and engineering societies and institutes in the U.K. and U.S.A. He is the founder and the Chairman of Champion Technology Holdings Ltd. and Kantone Holdings Ltd. He is also the Chairman of DIGITALHONGKONG.COM.

Group Managing Director



Andrew Brandler

MA, MBA, ACA, aged 46, F&G, PA
(Appointed on 6 May 2000)

Mr. Brandler holds an MA degree from the University of Cambridge, MBA degree from Harvard Business School, and is a Member of The Institute of Chartered Accountants in England and Wales. He joined the CLP Group as the Group Managing Director and Chief Executive Officer in May 2000. Prior to joining the CLP Group, Mr. Brandler was an investment banker, specialising in the energy and utility sectors and was the Head of Asia-Pacific Corporate Finance with Schroders, based in Hong Kong.

Executive Directors



Peter P. W. Tse

BSc(Eng.), MSc, FCA, FHKSA, aged 51, F&G, P, PA
(Appointed on 17 February 2000)

Mr. Tse holds a BSc degree in Mechanical Engineering from the University of Hong Kong, and an MSc degree from the University of Stirling in Scotland. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Society of Accountants. Mr. Tse is the Chief Financial Officer of the CLP Group. Before joining the CLP Group in 1981, he worked with Deloitte & Co. in London and Hong Kong, and the Swire Group.



Peter W. Greenwood

MA, FCS, FCIS, aged 46
(Appointed on 7 September 2001)

Mr. Greenwood holds an MA degree in law from the University of Cambridge. He is a Fellow of The Institute of Chartered Secretaries in England and a Fellow of The Hong Kong Institute of Company Secretaries. He is a solicitor in England and Wales and in Hong Kong as well as being qualified as an avocat in France. Mr. Greenwood is the Corporate Counsel and Company Secretary of the CLP Group. Before joining the CLP Group in 1995, he was a solicitor with leading corporate law firms in the U.K., Hong Kong and France.



Corporate governance is above all a matter of culture – a shared commitment to do the right thing.

We recognise that it is possible to maintain a full framework of policies, procedures and rules and still have poor corporate governance. What we try to do is to create a corporate governance regime which combines a cultural emphasis on honesty and integrity with a formal structure of policies and systems, which includes checks and balances to monitor compliance with ethical standards.

CLP's cultural imperative stems from:–

- A clear and longstanding decision by the Board and Management to adopt and promote good ethical behaviour;
- The obligations that come from being a public utility with responsibilities to the communities we serve and the public scrutiny that this involves; and
- An awareness that the long-term interests of the Company are best served by maintaining a strong commitment to honest and open business practices.

In this section, we set out the measures we have put in place to support our cultural commitment to good governance. Our aim is to enable our stakeholders to form their own view on CLP's governance and decide whether this properly reflects the standards they require of us.

CLP's Corporate Governance Framework


Shareholders
Other Stakeholders
(customers, employees, community, etc.)
Board and Board Committees
External Auditors
Management and Staff
Internal Auditors

Shareholders

The Board and Senior Management recognise their responsibility to represent the interests of the shareholders and to maximise shareholder value. The "CLP and our Shareholders" section of this Annual Report details our policies and actions in this respect.

CLP uses a number of formal channels to account to shareholders for the performance and operations of the Company. CLP reports to shareholders on a quarterly basis. The Annual General Meeting (AGM) provides an opportunity for communication between the Board and the Company's shareholders. The Company regards the AGM as an important event in the corporate year and all Directors and Senior Management make a special effort to attend. The Chairman of the Audit Committee will usually attend the AGM and answer questions. Active participation by shareholders at the AGM is welcome. In addition, the Corporate Secretarial Department and Investor Relations Department respond to letters and telephone enquiries from shareholders/investors on various issues throughout the year. A shareholders' hotline (852-2678 8228) has been set up.

The Board

The Board is accountable to the shareholders for leading the CLP Group in a responsible and effective manner. The Directors, collectively and individually, are aware of their responsibilities to the shareholders for the manner in which the affairs of the Company are managed and operated. Each Director has to act in good faith in the best interests of the Company. The Board establishes the strategic direction of the CLP Group, sets the objectives of Management and monitors its performance. The Board also oversees the management of CLP's relationships with representatives of governments, customers, the community, interest groups and others who have a significant interest in the responsible conduct of the Group's business.

The Board has established written procedures to determine which issues require a decision of the full Board and which can be delegated to Board Committees or Management. Matters reserved to the full Board for decision include any matters involving a conflict of interest for a substantial shareholder or a Director, material acquisitions and disposals of assets, investments, capital projects, authority levels, treasury policies, risk management policies and key human resources issues.

The Company Secretary is responsible to the Board for ensuring that Board procedures are followed and that applicable laws and regulations are complied with. These include obligations on Directors relating to disclosure of interests in securities, disclosure of any conflict of interest in a transaction involving the CLP Group, prohibitions on dealing in securities and restrictions on disclosure of price-sensitive information.

The Board has 16 directors, whose details are given on pages 16 and 17 of this Annual Report. All Directors (with the exception of the Group Managing Director and two Executive Directors) are non-executive and independent of Management, thereby promoting critical review and control of the management process. The Board includes five influential and active independent Non-executive Directors to whom any shareholder concerns can be conveyed. This helps ensure that the Board takes into account the interests of all shareholders. The non-executive members of the Board bring a wide range of business and financial experience to the Board, which contributes to the effective direction of the Group.

The posts of Chairman and the Group Managing Director are separate. There is a clear distinction between the Chairman's responsibility for managing the operations of the Board and the Group Managing Director's responsibility for running the Company's business.

The full Board meets in person at least once every three months and specially when a board decision is required on major issues. To illustrate the attention given by our Board to the oversight of CLP's affairs, five Board meetings were held in 2002 with two meetings between 1 and 1.5 hours and three meetings over 1.5 hours. 46 agenda items (486 pages) and 60 items (210 pages) were submitted at the meetings and by circulation respectively.

Attendance at Board Meetings	No. of Meetings Attended 2002 (5 Meetings in Total)	2001 (6 Meetings in Total)
Non-executive Directors		
The Hon. Michael D. Kadoorie (Chairman)	**3**	5
Mr. W. E. Mocatta (Vice Chairman)	**5**	6
Mr. J. S. Dickson Leach (Vice Chairman)	**4**	4
Mr. R. J. McAulay	**3**	3
Mr. J. A. H. Leigh	**4**	4
Mr. R. Bischof	**5**	6
Mr. S. F. Goldmann (retired on 31 December 2002)	**4**	4
Mr. I. D. Boyce	**4**	6
Independent Non-executive Directors		
The Hon. Sir S. Y. Chung	**5**	4
Dr. William K. Fung	**4**	3
Mr. V. F. Moore	**5**	5
Mr. Hansen C. H. Loh	**5**	6
Mr. Paul M. L. Kan (appointed on 7 September 2001)	**5**	2 (out of 2 meetings)
Executive Directors		
Mr. Andrew Brandler	**5**	6
Mr. Peter P. W. Tse	**5**	4
Mr. Peter W. Greenwood (appointed on 7 September 2001)	**5**	2 (out of 2 meetings)

The Company has adopted practices which meet and, in many instances, exceed the provisions of the Code of Best Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (Listing Rules).

The appointment of new Directors is a matter for consideration by the Nomination Committee and decision by the full Board. All Directors are subject to election by shareholders at the AGM in their first year of appointment. New Directors are expected to have such expertise to qualify them to make a positive contribution to the performance by the Board of its duties and to give sufficient time and attention to the affairs of CLP Holdings.

One-third of the Non-executive Directors retire by rotation and submit themselves for re-election by shareholders at each AGM. The Group Managing Director and the Executive Directors are not subject to retirement by rotation whilst holding office.

Non-executive Directors are paid fees in line with market practice, based on a formal independent review undertaken no less frequently than every three years. The latest review was undertaken in January 2003 by Deloitte & Touche Management Solutions Limited. The levels of remuneration for Non-executive Directors have remained unchanged since 1995.

Shareholders in listed companies are increasingly concerned to ensure that directors' remuneration is fair and reasonable. We have expanded the information set out in our Accounts (Notes 6 and 7), so that our shareholders have a fuller picture of the remuneration of Non-executive Directors, Executive Directors and Senior Management.

Board Committees

The Board has appointed a number of Board Committees to oversee particular aspects of the Company's affairs. Management and third parties are co-opted to the Committees as required. Full terms of reference of these Committees and Members' attendance are set out on our website.

Audit Committee

The Audit Committee was established in 1981. All of its members are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters. During the year, the terms of reference of the Committee were amended to align with the recommendations set out in "A Guide for Effective Audit Committees" issued by the Hong Kong Society of Accountants. Those terms of reference were further revised to comply with the requirements of the U.S. Sarbanes-Oxley Act, which applies to CLP Holdings through the American Depositary Receipts Programme and to its wholly-owned subsidiary, CLP Power, because of a US$ Bond issued in 1996. The Audit Committee's main duties include those to:–

- Review the completeness, accuracy and fairness of half-yearly and annual financial statements;
- Retain, dismiss and replace the Group's external auditors, subject to endorsement by the Board and final approval and authorisation by the shareholders of the Company in General Meeting;
- Pre-approve all audit and permissible non-audit services to be performed by the Group's external auditors and the associated fees;
- Review the work of the Group's external auditors and the relevant fees and terms;
- Review results of audits performed by the Group's external auditors and appropriate action required on significant control weaknesses;
- Meet with the Group's external auditors, whenever they consider it necessary;
- Conduct annual audit planning reviews with the Group Internal Auditor;
- Ensure co-ordination between the Group's external auditors and Group Internal Auditor is adequate; and
- Review the system of internal controls in use by the Company.

The Audit Committee meets every six months. Special meetings may be called at the discretion of the Chairman or the request of Senior Management to review significant control or financial issues. The Audit Committee Chairman gives an annual report to the Board covering the Committee's activities for the year and highlighting any significant issues. The Audit Committee met twice in 2002 with each meeting over 1.5 hours. 18 agenda items (262 pages) and one item (9 pages) were submitted at the meetings and by circulation respectively.

Attendance at Audit Committee Meetings	**No. of Meetings Attended**	
	2002	2001
Mr. V. F. Moore (Chairman)	**2**	2
The Hon. Sir S. Y. Chung	**2**	2
Mr. Hansen C. H. Loh	**2**	2
Mr. Paul M. L. Kan*	**2**	—

*appointed on 1 January 2002

Finance and General Committee

The Finance and General Committee meets as and when required to review the financial operations of the Company. Such reviews include group-wide financial, accounting, treasury and risk management policies, major financing transactions, corporate plans and budgets. The Committee also reviews major acquisitions of, or investments in, companies, businesses or projects, and their funding requirements. The Finance and General Committee met seven times in 2002.

Human Resources & Remuneration Committee

The Human Resources & Remuneration Committee meets as and when required to consider and review human resources policies, particularly those governing the terms and conditions of service of Group employees, remuneration (including that of Executive Directors and Senior Management), retirement benefits, management development and succession plans. In line with good practice in such matters, there are no Executive Directors on this Committee. Three meetings of the Human Resources & Remuneration Committee were held in 2002.

Nomination Committee

The Nomination Committee was established in 2003 to enhance transparency in the nomination of new directors by taking on the responsibility of recommending nominees for appointment to the Board. The Nomination Committee comprises the Chairman of the Board and two Independent Non-executive Directors. The Nomination Committee reviews the structure, size and composition of the Board and makes recommendations to the Board with particular regard to ensuring a substantial majority of the directors on the Board being independent of management. It also identifies and nominates qualified individuals, subject to the approval of the Board, to be additional Directors or fill Board vacancies as and when they arise.

Provident & Retirement Fund Committee

The Provident & Retirement Fund Committee advises the Trustees on investment policy and objectives for the Group's retirement funds. The Committee meets regularly to review the position of the funds, to monitor the performance of the investment managers, and to consider and make recommendations to the Trustees on the appointment and removal of investment managers and on the investment of available funds outside the portfolios of the investment managers. The Provident & Retirement Fund Committee met four times in 2002.

Public Affairs Committee

The Public Affairs Committee oversees the development and implementation of public relations programmes with a view to improving the public image and the general understanding by the public of the CLP Group. Three meetings of the Committee took place during 2002.

Management and Staff

In 2002, CLP issued "From Vision to Reality" – a value framework encompassing CLP's vision, mission, strategy, values, commitments and codes applicable to all of CLP's employees. The purpose of this is to reinforce our cultural and ethical standards. A series of staff briefings have been carried out to ensure awareness of this framework (which is on our website) and to promote its application throughout the CLP Group.


Vision
(What do we want to be?)
Mission
(What benefits will this bring to our stakeholders?)
Strategy
(How will we achieve this?)
Values
(What values do we hold in implementing our strategy?)
Commitments
(How do we translate those values into commitments to action?)
Policies and Codes
(How do we all formally contract to uphold those commitments?)

The value framework includes a formal Code of Conduct which places all employees and directors under specific obligations as to the ethics and principles by which our business is conducted. All staff receive training on the Code and its implications. Employees above a designated level are required to sign annual statements confirming compliance with the Code.

Internal Audit

The CLP Group Internal Audit Department plays a major role in monitoring the internal governance of the Group. Key tasks of the Department include:–

- Unrestricted access to and review of all aspects of the CLP Group's activities and internal controls;

- Comprehensive audits of the practices, procedures and internal controls of all business and support units and subsidiaries on a regular basis;
- Investigation of business ethics, conflicts of interest and other Company policy violations;
- Special reviews of areas of concern identified by Management;
- Liaison with the Independent Commission Against Corruption in Hong Kong, particularly with a view to incorporating preventive measures and reducing potential malpractice; and
- Maintenance of the Code of Conduct on an evergreen basis and assuring that effective training is periodically conducted.

The Group Internal Auditor reports directly to the Group Managing Director and has direct access to the Board through the Chairman of the Audit Committee. The Group Internal Auditor has the right to consult the Committee without reference to Management.

During the past financial year, the Group Internal Audit Department issued reports to Senior Management covering various operational and financial units of the Group, including several joint venture activities outside Hong Kong. Group Internal Audit also conducted reviews of computer operations, as well as areas of concern identified by Management.

The annual audit plan, which is reviewed by the Audit Committee, is based on a risk assessment methodology, which assists in determining business risks and establishing audit frequencies. Concerns which have been reported by Group Internal Audit are monitored quarterly by Management until appropriate corrective measures have been implemented.

External Auditors

In order to maintain the independence of the Group's external auditors and in line with the Sarbanes-Oxley Act, the external auditors will not be employed for non-audit work unless this constitutes permissible non-audit work as defined in the Act and has been pre-approved by the Audit Committee. In addition, there must be clear efficiencies and value-added benefits to the Company from that work being undertaken by the external auditors, with no adverse effect on the independence of their audit work, or the perception of such independence.

During the year, our external auditors, PricewaterhouseCoopers Hong Kong, provided the following non-audit services to the Group:–

	2002 HK$M	2001 HK$M
Due diligence and accounting advisory services relating to business developments	**2**	3
Taxation services	**1**	1
Other advisory services	**—**	1

Other Stakeholders

Good governance requires due regard to the impact of business decisions (including their environmental impact) not only on shareholders, but also on other key stakeholders. Details of our underlying practices and principles are explained in the "Responsibilities to Stakeholders" section of this Annual Report.

Internal Control and Risk Management

The Board determines policies for risk management and control. The Board reviews regularly the Company's strategies and the risks and controls associated with these strategies. Management designs, operates and monitors risk management and control processes to implement the Company's strategies effectively. Internal control systems have been designed to allow the Board to monitor the Group's overall financial position, to protect its assets and to assure against material financial misstatement or loss. The Directors are responsible for these systems, and authorisations and guidelines are in place. Specific categories of risk are also reviewed by appropriate Committees and subsidiary Boards.

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are obliged to maintain the effectiveness of the disclosure controls and due diligence procedures, and to report any significant changes, deficiencies and material weaknesses in, and fraud related to, internal controls to the Audit Committee and the Group's external auditors.

The CEO and CFO submit an annual "General Representation Letter" to the Audit Committee, in which they give a personal certification of compliance by themselves and their subordinates with a range of key internal control systems, disciplines and procedures. These letters rest on similar letters of representation issued by individual managers across the CLP Group, which certify compliance with the internal controls as to their particular businesses, departments and activities. These General Representation Letters reinforce personal responsibility for good governance and controls at all levels within the Group.

Code for Securities Transactions by Directors and Specified Individuals

CLP Holdings has its own Code for Securities Transactions by Directors and Specified Individuals pursuant to the Stock Exchange's Model Code for Securities Transactions in Appendix 10 of the Listing Rules.

Open Communication

CLP has a policy of open communication and fair disclosure. Financial results are announced as early as possible, and audited accounts are published within three months after the end of the financial year. Quarterly reports are issued to keep shareholders informed of the performance and operations of the Group.

The CLP website enables our shareholders and other stakeholders to obtain information on the Company's corporate governance structure, policies and systems. The "Corporate Governance" section of our website includes:–

- "Corporate Governance – CLP Principles & Practices";
- Value Framework including Code of Conduct;
- CLP Fair Disclosure Policy;
- Policy and Guidelines on the Provision of Gifts and Entertainment;
- General Representation Letter;
- Memorandum and Articles of Association of CLP Holdings;
- Biographical data on Directors and Senior Management;
- Terms of reference of Board Committees;
- Frequency and length of Board and Board Committee meetings, volume of briefing papers considered and Members' attendance;
- Annual General Meeting proceedings;
- Top 10 shareholders of CLP Holdings;
- Analysts' briefings; and
- Most frequently asked questions from analysts (regularly updated).

Enhancement of Corporate Governance Standards

Corporate governance is an evolving process. We regularly check and amend our corporate governance principles and practices in light of experience, regulatory requirements and international developments. For example, in recent years, we have increased our disclosure in areas of growing shareholder interest, such as auditors' independence, directors' remuneration and off-balance sheet liabilities.

Disclosure is a key means to enhance our corporate governance standards, in that it provides our shareholders with the information necessary for them to form their own judgement and to provide feedback to us. Shareholders or other stakeholders, who have any comments or suggestions on our corporate governance standards, are welcome to write to the Company Secretary.

Senior Management



From left to right:
Y. B. Lee
Andrew Brandler
Betty Yuen
Peter W. Greenwood
Peter P. W. Tse
Richard McIndoe

Andrew Brandler

MA, MBA, ACA, aged 46
Group Managing Director &
Chief Executive Officer

Mr. Brandler joined the CLP Group as the Group Managing Director and Chief Executive Officer in May 2000 and is responsible for the CLP Group's overall performance. He holds an MA degree from the University of Cambridge, MBA degree from Harvard Business School, and is a Member of The Institute of Chartered Accountants in England and Wales. Prior to joining the CLP Group, Mr. Brandler was an investment banker, specialising in the energy and utility sectors and was the Head of Asia-Pacific Corporate Finance with Schroders, based in Hong Kong.

Peter P. W. Tse

BSc(Eng.), MSc, FCA, FHKSA, aged 51
Executive Director &
Chief Financial Officer

Mr. Tse is responsible for the CLP Group's financial and treasury affairs, investor relations and property business. He holds a BSc(Eng.) degree in Mechanical Engineering from the University of Hong Kong and an MSc degree from the University of Stirling in Scotland. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Society of Accountants. Before joining the CLP Group in 1981, he worked with Deloitte & Co. in London and Hong Kong, and the Swire Group.

Peter W. Greenwood

MA, FCS, FCIS, aged 46
Director & Company Secretary

Mr. Greenwood is responsible for the CLP Group's corporate secretarial and legal affairs. He holds an MA degree in law from the University of Cambridge. He is a Fellow of The Institute of Chartered Secretaries in England and a Fellow of The Hong Kong Institute of Company Secretaries. He is a solicitor in England and Wales and in Hong Kong as well as being qualified as an avocat in France. Before joining the CLP Group in 1995, he was a Senior Commercial Lawyer with the Provisional Airport Authority, Hong Kong, and had also been in private practice as a solicitor with leading corporate law firms in the U.K., Hong Kong and France.

Betty Yuen

B. Comm., CA (Canada), aged 45
Managing Director, CLP Power

Mrs. Yuen has overall responsibility for CLP Power. Mrs. Yuen began her career in public accounting in Canada. She spent 13 years with ExxonMobil Energy Limited and her latest position there was Executive Director – Finance and Development before being seconded to CLP Power as Director – Finance and Planning in 1999. Mrs. Yuen assumed her current position in April 2002.

Details about these and other senior CLP Group managers are available on our website at www.clpgroup.com.

Y. B. Lee

BSc, MSc, PhD, DIC, C.Eng., MIEE, FHKIE, aged 56
Managing Director, CLP Power China

Dr. Lee is responsible for the development and management of the CLP Group's electricity business and relations in the Chinese mainland. He holds a BSc degree in Electrical Engineering from the University of Hong Kong, an MSc degree from Imperial College, University of London and a PhD from the University of Bath. He is a Chartered Engineer and a Fellow of the Hong Kong Institution of Engineers. He first joined the CLP Group in 1976 and has taught at the University of New South Wales, Australia.

Richard McIndoe

MA, MBA, aged 38
Managing Director,
CLP Power International

Mr. McIndoe joined the CLP Group in November 2002 and is responsible for the development and management of CLP's electricity business in the Asia-Pacific region. He is an experienced electricity industry professional with extensive regional background in transaction execution and asset management. He worked for InterGen since 1998 as Managing Director, China, and previously as Vice President – Development and Finance. Prior to joining InterGen, Mr. McIndoe spent a number of years with S.G. Warburg in Hong Kong. He holds an MA degree from the University of Cambridge and an MBA degree from INSEAD Business School in France.

CLP and ...

our Shareholders

page 28





our Customers

page 32

our Employees

page 37





Safety, Health and our Environment

page 42

our Community

page 40



The long-term viability of CLP's business requires the effective management of our relationships with key stakeholders.

CLP and our Shareholders



Shareholders' visit to Castle Peak Power Station

CLP, as a publicly listed company, has a duty to create value for its shareholders.

This duty is translated into commitments as to:–

- Continuous efforts to maintain long-term stability and growth in shareholder value and return on investment, and to enhance the competitive position of our business;
- Preservation and enhancement of the integrity of our physical assets and infrastructure;
- Responsible planning, building, operating, maintenance and decommissioning of our facilities and equipment;
- Responsible management of our investment and business risks; and
- True, fair and complete disclosure of the financial position and operating performance of the Company.

In making these commitments, the Company, under the direction of its Board, recognises that our shareholders will be looking to us, as an electric utility, for long-term capital stability and for consistent and steady growth in dividend income. This is particularly so during periods of wider economic uncertainty and adverse stock market sentiment.

Our Annual Report explains the Company's performance in meeting these commitments to shareholders. This section focuses on our progress in enhancing shareholder value in the past decade and over the last 12 months.

Capitalisation and Shareholder Base

CLP Holdings is among the top 10 largest companies by capitalisation listed on the Main Board of the Hong Kong Stock Exchange. The Company's stock is a constituent of the Hang Seng Index (HSI – the index for Hong Kong's leading listed companies), representing 2.8% by weighting of that Index. CLP is also part of the Hang Seng Utilities Index (HSUI), along with Hongkong Electric Holdings and Hong Kong and China Gas.

The Company has 21,829 registered shareholders as at 31 December 2002. The actual number of investors with an interest in CLP shares will be considerably greater, due to ownership through nominees, investment funds and the Central Clearing and Settlement System of Hong Kong. Details of the 10 largest shareholders in the Company are set out on our website.

Share Price

Except for a short period in late 1993 to mid-1994, CLP's share price has historically traded in a relatively narrow range in the past 10 years. Since July 1994, the range (adjusted to reflect the bonus share issue in 2001) has been approximately HK$37.83 (July 1997) to HK$24.00 (February 2000) with an average price of HK$31.09 (representing a trading range of +22% to -23%). By contrast, the HSI traded in the significantly wider range of +57% to -44% to the average over the same period. The following chart demonstrates the lower volatility of CLP's share price compared to the HSI.

CLP Holdings Share Performance vs HSI (1993-2002)


HK$
Index
50
45
40
35
30
25
20
15
10
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
31/12/93 30/12/94 29/12/95 31/12/96 31/12/97 31/12/98 31/12/99 29/12/00 31/12/01 31/12/02
CLP Holdings
Hang Seng Index
Source: Bloomberg

Dividends

The Company's dividend policy is to provide relatively consistent increases in ordinary dividends, linked to the underlying earnings performance of the business.

Since 1993, CLP's ordinary dividend payouts have been between 54% and 63% of Group earnings (excluding exceptional profit). Earnings from the property development at Hok Un have been the subject of special dividends, ranging from 54% to 100% of such earnings in each financial year in which they have arisen. To date, 91% of all Hok Un profits have been passed on to shareholders through special dividends.

In respect of 2002 and in line with our dividend policy, the Board has recommended a final dividend of HK$0.51 per share, and a special final dividend of HK$0.23 per share. Together with the three interim dividends paid during the year, the total dividend amounts to HK$1.88 per share. The Board anticipates that three interim dividends will be payable in 2003.

Group Earnings and Dividend Payout (1993–2002)


HK$M
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
93 94 95 96 97 98 99 00 01 02
SoC Earnings
Non-SoC Earnings
Ordinary Dividends
Special Dividends
Property Profits, Net of Impairment Losses

Capital Structure

By optimising its capital structure, CLP can increase returns on equity. A prudent debt to total capital ratio is maintained. Based on the CLP Group's strong cash flow and healthy interest coverage, the Group has earned high long-term credit ratings and can access the international capital markets as required. Further information on these matters is set out on pages 71 to 74 of this Annual Report.

In order to provide greater flexibility for the Company in terms of its future dividend or share repurchase policies, CLP Holdings has undertaken a restructuring of its balance sheet by transferring approximately HK$10 billion from the share premium account to the distributable reserve of the Company. Use of the share premium account is, in summary, limited to financing the issue of bonus shares, whereas the distributable reserve may be used for wider purposes such as share repurchases and payment of dividends. Following approval by shareholders at our Extraordinary General Meeting in April 2002 and confirmation from the High Court, the reduction of share premium account became effective on 7 June 2002. As a result, HK$10,116,789,910 was transferred from the share premium account to the distributable reserve of the Company on the same day.

It is common for listed companies in Hong Kong to raise capital by placing shares under a general mandate as allowed by the Listing Rules. A listed company can increase its issued share capital by up to 20% through the issue of shares under a general mandate. There are currently no restrictions on the number of times a general mandate may be renewed or on the price at which shares may be issued under the general mandate.

Market concern has been expressed that renewed refreshments of the 20% general mandate and issues of shares at a discount may lead to material and unfair dilution of minority interests. The Company acknowledges such concern and, therefore, would use the mandate sparingly and with consideration for the interests of all our shareholders. We ask shareholders to limit the aggregate nominal value of share capital allotted or to be allotted by the Directors of the Company under a general mandate to 10% (rather than 20%) of the aggregate nominal amount of the issued share capital of the Company as at the date of the resolution passed by shareholders. The mandate was most recently exercised in 1997.

Share Repurchases

The Company has undertaken share repurchases to optimise our capital structure and enhance earnings per share. Since 1998, CLP has effected on-market share repurchases of 129,044,000 shares (for reference, as at 31 December 2002, the Company had 2,408,245,900 shares in issue). A total of HK$3,952 million has been applied to share repurchases. Details of the share buybacks made by the Company, including date, price and total consideration are set out on our website.

Share repurchases can complement the Company's dividend policy, in terms of enhancing shareholder returns. The Company will consider the use of share repurchases, as and when appropriate, having regard to:–

- The Company's cash position and distributable reserves;
- Alternative uses of funds including, for example, dividends or allocation to new investments; and
- The Company's share price.

Total Returns

Total returns for shareholders are measured by the combination of capital appreciation and dividend income over time.

The following charts set out CLP's performance in this respect over the past 10 years and a three-year comparison with the HSI and the HSUI. The three-year chart has been chosen to give shareholders a better view of CLP's recent performance and because of changes in the HSUI prior to 1999 (since when the composition of the HSUI has remained unchanged). The charts show the steady enhancement of CLP's shareholder returns over a period of varying stock market trends and how, judged over the long term, shareholder returns are close to those of the HSI.

Total Returns – CLP Holdings vs HSI (1993-2002)

(Base 31 December 1992=0%)


%
350
300
250
200
150
100
50
0
31/12/92
31/12/93
30/12/94
29/12/95
31/12/96
31/12/97
31/12/98
31/12/99
29/12/00
31/12/01
31/12/02
CLP Holdings
Hang Seng Index
Source: Bloomberg

Total Returns – CLP Holdings vs HSI and HSUI (2000-2002)

(Base 31 December 1999=0%)


%
60
40
20
0
-20
-40
-60
31/12/99
29/12/00
31/12/01
31/12/02
CLP Holdings
Hang Seng Index
Hang Seng Utilities Index
Source: Bloomberg

To give these statistics more practical meaning, a shareholder's investment of HK$1,000 in CLP shares on 31 December 1992, 1999 and 2001 would be worth HK$2,174, HK$1,265 and HK$1,132 respectively as at 31 December 2002. If he or she had invested HK$1,000 in a typical HK dollars savings account over the same 10, three and one-year periods, those accounts would now stand at HK$1,369, HK$1,068 and HK$1,001 respectively. Finally, an investment of HK$1,000 in an HSI-based fund over the three and one-year periods, would be worth about HK$610 and HK$850 respectively.

Shareholder Relations

CLP strives to communicate openly, honestly and promptly with our shareholders. In addition to formal shareholder documents, such as our annual, interim and quarterly reports, up-to-date information on the Group's affairs is available through our website. During 2002, Management participated in four investor conferences, six Hong Kong and international road-shows, and 51 investor company interviews.

Analysts' briefings are arranged through the Investor Relations Department. Answers to analysts' most frequently asked questions are also put on our website so that they are widely available. We have a policy of fair disclosure of information to all our investors. Our shareholders own the Company and all of them are entitled to proper and timely information as to its affairs and performance.

CLP and our Customers



CLP is committed to providing quality service and value to our customers.

CLP started generating electricity in Kowloon in 1903. Over the past century, we have built a tradition of providing an electricity service which is characterised by:–

- Reliability;
- Reasonable and affordable tariffs;
- High levels of productivity and efficiency;
- Environmental responsibility; and
- Responsive customer service.

In this section, we review CLP's performance over the past year and the past decade in meeting our customers' needs and expectations in these critical respects.

Regulatory Regime

CLP's Hong Kong electricity business is regulated by an SoC Agreement with the Hong Kong Government. This regulatory regime has remained largely unchanged since 1964. The key elements of the SoC are:–

- A cap on CLP's annual profits at an amount equal to 13.5% of average net fixed assets (15% for assets acquired by using shareholder funds) less some deductions – a "Net Return" (in 2002, CLP's Net Return was 12.75%);
- Tariff levels and capital investment are approved by the Government under Financial Reviews;
- CLP's financial and operating performance is reviewed by the Government in annual Auditing Reviews;
- In any year, if tariff revenues exceed the Permitted Return plus operating costs, the excess is transferred to a Development Fund. Balances in the Development Fund are used to finance fixed assets and to stabilise tariffs;
- CLP recognises its obligation to contribute to the development of Hong Kong by providing facilities to meet the future demand for electricity; and
- In return for recognising CLP and its shareholders' right to earn a reasonable return, the Government must be assured that service to the consuming public is adequate to meet demand, efficient and of high quality and is provided at the lowest reasonable cost.

The current SoC Agreement comes to an end in 2008. The information set out in this section of the Annual Report demonstrates that a straightforward and stable regulatory regime, fairly administered by the Government and responsibly operated by CLP, has ensured the provision to our customers of an electricity supply which supports the economic and social development of Hong Kong and compares most favourably with world-class standards.

Reliability

CLP's responsibility to ensure the highest levels of reliability is increased by Hong Kong's particular circumstances, including:–

- High population density in CLP's supply area (up to 50,000 inhabitants per square kilometre in some parts of our supply area), so that individual equipment failures may affect many thousands of customers;
- Hong Kong's high summer temperatures and preponderance of high-rise buildings, meaning that interruptions of air-conditioning, refrigeration and lifts are unacceptable to the community; and
- The generating capacity and transmission system in southern China are such that there is limited support to make good any unreliability or inefficiency in the local power generating and transmission system.

CLP's reliability is amongst the best when compared to the USA, UK, Australia and New Zealand. In 2002, our supply reliability was above 99.99%. With the Distribution Management Systems in place since October 2000, our system reliability and customer services have been enhanced. With 2,313 Remote Terminal Units installed and commissioned in 2002, real time monitoring as well as remote control capability of the distribution network have been strengthened, thus further enhancing our operational efficiency.

Reliability Comparison (2000–2002)


0
100
200
Supply Interruption Duration
(Average Minutes of Interruption per Customer per Year)
Longer
Shorter
CLP Power
Urban Australia
Urban UK
Urban NZ
Urban USA
2.0
1.0
0.0
More often
less often
Supply Interruption Frequency
(Average Number of Interruptions per Customer per Year)

Source: UMS Group (2000–2002)

To put this in practical terms, a typical customer in CLP's supply area would have had an average of 11 minutes of unplanned power interruption per year during the period 2000-2002. The comparable figure for an average urban area in USA would have been more than 100 minutes per year.

Reasonable and Affordable Tariffs

CLP's electricity tariffs are both reasonable and affordable. Between 1983 and 2002, the average cost of electricity has decreased in real terms (that is, taking into account actual inflation) by 38%. In 2002, we announced that tariffs would be frozen in 2003 and our customers would receive a rebate package amounting to HK$910 million, comprising:–

- For residential customers, a rebate of HK¢1.5 per unit based on electricity consumption in 2002, with a minimum rebate of HK$250 per customer; and
- For non-residential customers, a rebate of HK¢1.5 per unit, with a minimum rebate of HK$700 per customer; and a Business Relief Rebate of HK¢0.2 per unit.

Since 1982, CLP's overall electricity tariff has been the lowest in Hong Kong. Following our tariff announcement, CLP's overall tariff in 2003 will remain the lowest, by an estimated margin of about 16%.

Tariff levels have now been frozen since 1998. During the intervening period, customers have received four tariff rebates. Because of variations in tariff structure and limited public availability of information, it is difficult to make comparisons on industrial and commercial tariffs. However, as regards residential tariffs, CLP compares favourably among major world cities.

2001 Residential Electricity Price Comparison for Utilities in Major World Cities

Assumption: 3,300 kWh annual consumption


HK¢/kWh
180
160
140
120
100
80
60
40
20
0
Jakarta
Vancouver
Kuala Lumpur
Sydney
Shanghai
Wellington
Shenzhen
Seoul
CLP Power (with rebate)
Singapore
Manila
CLP Power
London
Lisbon
Rome
Amsterdam
Brussels
Berlin
Tokyo
New York

Government-owned utility Privately-owned utility

Source: UK Electricity Association, Web Search and Survey

Tariff levels must also be judged by reference to supply reliability, since lower tariffs could be gained by aiming for lower supply quality. In CLP's case, our services combine competitive pricing and high reliability.

Electric utilities in most Asian countries are government-owned, which may lead to public subsidy of tariffs. CLP is an investor-owned utility. The investment in, and operation of, CLP's electricity infrastructure requires no support whatsoever from taxpayers.

Our customers will judge CLP's tariff levels not only in absolute terms, but by affordability by reference to their overall incomes and as part of their household budgets. In this respect, CLP's average electricity price is more affordable than most Asian countries, after adjusting for the effects of currency fluctuation and differing living standards.

2001 Affordability of Electricity

Electricity Charge for 1,000 kWh / Per Capita GDP


6%
5%
4%
3%
2%
1%
0%
USA
Australia
United Kingdom
Singapore
Japan
Hong Kong
Taiwan
South Korea
Malaysia
Thailand
China

Source: Web Search and Survey

1999/2000 Average Monthly Household Expenditure in Hong Kong (HK$21,797)

% of Average Monthly Household Expenditure


1.7%
1.0%
4.3%
4.4%
4.5%
32.2%
9.2%
16.9%

- Housing
- Food
- Miscellaneous
- Transport
- Durable Goods
- Clothing and Footwear
- Gas, Water and Telecom
- Electricity
- Alcoholic Drinks and Tobacco

Source: "1999/2000 Household Expenditure Survey and the Rebasing of the Consumer Price Indices", HKSAR Government

In 1999/2000, the latest dates for which information is available, electricity costs represented only 1.7% of average monthly total household expenditure in Hong Kong of HK$21,797.

Productivity and Efficiency

CLP has maintained high levels of productivity and worked hard to make efficiency gains and cost reductions in recent years. On the cost management side, the workforce has decreased from 6,500 in 1992 to 3,800 today, notwithstanding a 47% increase in electricity demand over the same period. As a result, productivity in terms of output per employee has increased by 153% in the last 10 years.

Over the years, CLP has introduced many efficiency improvement initiatives, such as automating all procurement and financial transactions through an enterprise-wide financial management system, progressively retrofitting state-of-the-art distributed control systems to the coal-fired units at Castle Peak and using mobile computing technology coupled with satellite navigation systems to aid field staff in quickly locating equipment and responding to service interruptions. A substantial effort to automate the distribution network over the years has facilitated remote restoration of power supplies, which in turn has minimised disruption to customers as well as increasing productivity.

To further improve the efficiency of planning, construction and maintenance of power network assets, CLP's Enterprise Work Management System was implemented in early 2003. The system is able to manage more than 280,000 pieces of network equipment and over 6,000 projects per year.

Environmental Responsibility

The ways in which CLP fulfills its responsibility to the environment are explained more fully on pages 42 to 45 of this Annual Report. Details of our environmental performance in Hong Kong in 2002 are set out in CLP's "Environmental, Health and Safety Review 2002", available on our website.

In the Policy Agenda 2003, the Hong Kong Government announced an initiative to introduce a pilot emissions trading scheme among power plants in Hong Kong and Guangdong, as part of a programme with the Guangdong Provincial Government to improve air quality in the Pearl River Delta Region. Whilst details of the scheme are not yet available, this initiative suggests a possible move towards regional pollution caps, but with increased flexibility of industry participants to meet those caps.

CLP is committed to contributing to a clean environment for our community. In principle, we think this is most effectively achieved by allowing each power generator to determine how it can best respect the emissions limits set in its licences, whether through choice of fuels, investment in additional emissions control measures, emissions trading or other means. CLP supports the reduction of emissions in the Pearl River Delta and we are studying strategies to further improve our environmental performance.

Customer Service

CLP customer service philosophy is exemplified by the motto "Customers First". This not only means that our customers always come first, but also that we strive for ways to exceed our customers' expectations. With this in mind, we have enhanced our customer communications through various channels – these include our Customer Consultative Group (which celebrated its 10th anniversary in 2002) and 14 Local Customer Advisory Committees, as well as regular feedback gained through customer focus groups and the reach-out programmes conducted by our account managers.

In meeting the needs of major commercial and industrial customers, a team of account managers provides customised services as well as commercially viable technical advice on energy related solutions. In 2002, over 1,300 companies participated in our power quality seminars, while some 60 companies benefited from energy audits conducted by our specialist engineers, enjoying subsequent energy savings of up to 10%. Working with customers to develop energy efficiency solutions, we have successfully helped many leading organisations, such as hospitals and hotels, to reduce local pollution and save up to 50% of their water heating costs.

CLP's largest customer service centre was opened in Tsim Sha Tsui last July. The centre provides core services such as service applications and bill payments and offers a new range of value-added customer services and facilities, which range from cooking and other classes of interest, direct access to on-line services, as well as a showcase for energy efficient products and information. Last year, over 2.3 million customers visited our network of 15 Customer Service Centres.

About 44,000 call-backs have been made since our enhanced Customer Telephone Services function was introduced in the second half of last year. Through this system, our staff aim to call back within one hour customers who leave their contact numbers in our voice recording system. The CLP website was also revamped last April to provide more user-friendly information and features to CLP customers. Over 4,000 customers registered to use the CLP WebService soon after its new launch. We also began upgrading our customer information system in 2002, aiming to provide an on-line, integrated and user-friendly system with fully integrated customer services, metering, account management, marketing and sales processes.

CLP promotes a culture of service dedication among staff through training and recognition. In October 2002, for instance, we organised our ExcelSERVICE Ambassador Awards campaign, inviting CLP customers to vote for any of our 500 frontline staff who they felt had provided excellent customer services. Response was overwhelming, over 100,000 CLP customers participated in the campaign, helping to promote our "best customer service" culture.

To gauge customer satisfaction towards our services, independent consultants, commissioned by the Company, conduct surveys on our different customer groups. The survey results, on Large Power Tariff and Bulk Tariff customers last year, for example, showed excellent scores in areas ranging from billing, emergency services, supply reliability and one-stop shop service. We were ranked by our customers as the top service provider among all utilities in Hong Kong. Surveys on domestic customers have shown progressively increasing scores. Our customer feedback cards showed a satisfaction rate of 98.9% in 2002.

Key aspects of CLP's services to our customers are covered by 14 specific and demanding performance pledges. These pledges and our performance in meeting them are set out on our website.

Our efforts to provide the best possible services to our customers have received special recognition from the community. Building on our 2001 achievements when we received the "Hong Kong Award for Services: Customer Service" and four awards in the HKACE Customer Service Excellence Award, we were awarded a further four HKACE awards in 2002. We aim to ensure that our customers benefit from the world's best practices, both now and into the future.


享成果
送暖加光
中華電力$910,000,000回贈客

CLP announces its tariff rebate for 2003



Mini-marathon at Black Point Power Station

CLP provides a safe, healthy and fulfilling work environment for our employees, with fair remuneration, fair management and opportunities for learning and professional development.

CLP's workforce is characterised by:–

- Stability and loyalty (an average turnover of 3% and an average length of service of 15 years); and
- A high level of technical and professional skills.

These characteristics reflect CLP's background as a longstanding Hong Kong utility and the need for experience, continuity and skills to ensure the ongoing quality and reliability of electricity supply to our customers. In recent years, we have also been acquiring the human resources skills necessary to support the successful development of the Group's businesses outside Hong Kong.

Strategies

CLP's human resources strategy is to continue to build a winning organisation which shares a common vision and values. To achieve this, we must:–

- Build up our talent pool and leadership strength;
- Enhance the performance culture; and
- Align shared vision and values through constant communication.

In 2002, a range of human resources initiatives were taken to further these goals.

Employees in the CLP Group

Total employees as at 31 December 2002 was 4,303



4,500
4,000
3,500
3,000
150
120
90
60
30
0
CLP Holdings
* CLP Power
** CLP Power China
CLP Power International
CLP Property
CLP Engineering
CLP TeleCom
DataMetro
CLP Research Institute
CLP Enterprises
December 2001
December 2002
* Includes PSDC
** Includes HKNIC

Employees by Category

Total: 4,303



2.2%
31.4%
43.3%
Management / Senior Manager
Managerial / Professional Staff
General Staff
Industrial Staff

Employee Turnover



30%
25%
20%
15%
10%
5%
0%
93
94
95
96
97
98
99
00
01
02
Total Turnover
Resignations
* Due to departure scheme

Leadership and Talent Development

CLP's leadership and talent development is designed to ensure:–

- Optimal leadership strength and a diversified pool of young talent; and
- Possession of skills and human resources for business excellence and evolving business needs.

Our policy to invest in future leaders is expressed in CLP's Management Development and Succession Planning. This features early identification of high potential individuals through a set of structured processes and clearly defined criteria. In 2002, around 100 potential future leaders were identified and their career development was closely reviewed by Senior Management, under the direction of the Group Managing Director, who meet three times a year to review the succession arrangements and progress of high potential individuals. Internal successors have been identified for 70% of key management positions.

Other activities to enhance management development and leadership skills are in place:–

- Development Centre, a systematic process to assess development needs, helps our future leaders identify areas that need focused development. In 2002, 44 potential future leaders went through the assessment process and their development plans are continuously monitored;
- Critical job experience and exposure acquired through job rotation and special assignment are identified and planned for potential future leaders; and
- Executive development programmes, such as Leadership Development Programme and Accelerating Management Programme, are in place for our younger professionals. In 2002, our executive training amounted to 1,249 man-days (2001: 786 man-days).

The annual performance assessment of every member of staff identifies his or her training and development needs, which are then systematically followed up. In 2002, 30,930 man-days were allocated to staff training and development (2001:23,947 man-days).

Talent Acquisition

In 2002, we launched the CLP Executive Programme. This is designed to attract and develop future leaders through a structured programme of mentoring, job rotation, cross-functional project assignments and tailored career development.

Eight young professionals (from over 870 applicants), with business experience and a master's degree from leading universities, were recruited through a worldwide talent acquisition programme. They will go through a fast-track programme to develop both functional expertise and broader corporate and general management skills.

We have also continued the CLP Internship Programme (CIP) which encourages students to join CLP for a summer or 12-month secondment. The students are guided by a dedicated mentor and are given specific project assignments, deliverables and learning objectives. The CIP has an excellent reputation with local universities and students. In 2002, more than 50 interns joined CLP on this Programme, a tenfold increase compared to five years ago.

Reward for Performance

CLP fosters a performance-oriented organisation. Our "pay-for-performance" remuneration system consists of two components – base compensation and annual incentive. Base compensation is reviewed annually, taking into consideration the competitive market position, market practice and individual performance. Staff receive an annual incentive determined by the achievement of pre-set individual, functional, corporate and CLP Group objectives. This has replaced the previous fixed bonus and allowances. The incentive award ranges from zero to twice the target award.

Major benefit programmes were also revised to support our pay philosophy. A Defined Contribution Retirement Scheme was established in 2000 and, by 2002, all of our eligible employees participated in this Scheme. The Scheme allows employees to take an active part in planning their retirement life by making investment choices appropriate to their own personal preferences. A Provident Fund Sub-Committee was established, with three employee representatives elected as members, to review and monitor the performance of relevant service providers and to reflect employees' views and suggestions. Investment education seminars were organised for staff.

Other major benefit programmes such as medical cover and annual leave policies were further revised in 2002 to align with market practices.

Shared Vision

In May 2002, we launched "My Workplace", an Intranet web page, as a one-stop shop for all information that relates to CLP's employees wherever they are employed in the Group.

In addition to the established channels such as Joint Consultative Committees and team briefings, roadshows were used as a two-way communication tool to enhance understanding between Management and employees on specific issues. A number of large scale roadshows were conducted in 2002 to communicate key messages and common concerns to our staff, including business direction goals, remuneration review and value framework. These efforts further consolidated a shared vision which enhances teamwork and the quality of our collective effort.


From Vision to Reality
集團業務計劃及價值觀架構
Corporate Business Plan and Value

CLP and our Community



Wherever we operate, we are part of the local community.

In 2002, we continued our community activities in Hong Kong, the Chinese mainland and the Asia-Pacific region. We direct our efforts to four main areas:–

- Environment;
- Community;
- Education and youth; and
- Arts and culture.

Asia's Youth – Our Future

CLP Young Power Programme – Our youth education programme entered its fourth year in 2002. With the objective of increasing teenagers' awareness of healthy living through fun and interactive activities, a "Wellness" programme (TeeNS@weLLness) was kicked off in July. This featured a 10-day inter-school on-line contest to enable secondary students to experience the importance of "wellness" and to develop individual potential. A leadership camp and a series of eco-tours were organised for the top scoring individuals and schools.

Smart Home for Today and Tomorrow – CLP sponsored this Secondary School Technology Competition, co-organised by the Education Department and The Hong Kong Institution of Engineers. Over 50 mentors were recruited, of whom half were CLP engineers. The Competition promoted modern science and technology among the young and 52 project proposals were received. The success of the Competition has encouraged the organisers to develop it into an ongoing programme.

CLP Power Music Carnival – CLP sponsored this Carnival, which aimed at promoting music creativity among local youngsters.

English Lessons for Young Immigrants – CLP initiated a volunteer programme to provide free English lessons to newly arrived Mainland children aged seven to 12. Over 30 CLP volunteers, their family members and friends signed up as tutors in the programme.





School Green Corner Project – With the aim of promoting a green culture for young people, CLP embarked on a new initiative, led by its horticulturists and volunteers, to teach primary school students to grow plants with coal ash, a by-product of coal-fired generation. The plants will be donated to homes for the elderly.

Yunnan and Guizhou Primary Schools – CLP sponsored the construction of six Project Hope primary schools in Guizhou and Yunnan. The first of these schools, in Guizhou, near the Anshun Power Station, was inaugurated in January. The second school, in Yunnan, was opened in March. The other schools are under construction or being planned. Upon completion, these schools will enable more than 3,700 children in remote rural regions to have formal schooling.

PowerZone – CLP launched a pilot education portal (www.powerzone.net) tailored for teenagers in Asia. The Internet portal provides not only "3E" – Electricity, Energy, Environment information, but also a challenging on-line strategy game – PowerIsland. The winning teams, selected from the 100 entries in Hong Kong, India, Thailand and Malaysia, were invited to a PowerZone Country Champions Tour in Hong Kong.

Helping the Community

CLP provides financial and other support to sustain a diverse range of community programmes and charitable activities. Our aim is to address the needs of the less-privileged members of the community, in particular in Hong Kong, where the CLP Group has been operating for over a century.

Rewiring for the Elderly – CLP launched its volunteers programme in 1994 to show our care for the less advantaged. In 2002, CLP's Volunteer Service Team gave up their spare time to visit 220 elderly people to check electrical installations and wiring in their homes and carry out rewiring when necessary.

Caring Walk 2002 – To promote community acceptance of the physically handicapped, a cross-border walk, co-organised with the Hong Kong Physically Handicapped and Able-bodied Association, took place. 160 disabled people visited the Shenzhen Culture Village.

Tree Planting – In 2002, CLP planted 10,000 trees in Yuen Long, in addition to the 230,000 trees planted in its supply area since 1997 under the Agriculture, Fisheries and Conservation Department's Corporate Afforestation Scheme. CLP has now planted more than 1.5 million trees in its supply area.

Corporate Citizenship

CLP will continue these initiatives in the years ahead, in line with our determination to be a good corporate citizen and one which takes pride in making significant contributions to community programmes to which we can add value.



Little Egrets at the Ash Lagoon at Castle Peak Power Station

Safety, health, and environmental responsibility are priority issues across the CLP Group.

These are driven by the corporate value framework and managed by integrated management systems, best practices and programmes in the respective business units with strong management leadership and support from the workforce.

Safety, Health and Environmental (SHE) Excellence

The Operations Integrity Management System (OIMS) has been the overall management system framework for safety, health, environment and risk matters in our Hong Kong operations since 1993. The principles and elements of OIMS have now been further extended into our operations in the Mainland and Asia-Pacific region. In 2002, CLP established a synergy group across our major subsidiaries to facilitate sharing of SHE knowledge, experience and best practices.

This shared commitment to SHE improvement was reflected in events such as:–

- The development of Group-wide management systems. Significant progress has been made in implementation of these systems at Yallourn, Ho-Ping, GPEC Power Stations and other joint ventures in the Chinese mainland.
- Joint knowledge sharing seminars, for example, the International Risk Management Seminar hosted by CLP Guohua, a joint venture company of CLP, was held in Beijing.
- In Hong Kong, fully integrated audits (combining OIMS, ISO14001, OHSAS18001, National Occupational Safety Association (NOSA), regulatory and other audit requirements) were successfully conducted for the three operational business groups.
- Shiheng Power Station was one of the first two power stations in the Chinese mainland to achieve the International First Class Power Station standard conferred by the State Power Corporation.

Safety Performance

At CLP, safety is of utmost importance. In 2002, the safety performance of CLP Power, measured by Disabling Injuries Incident Rate (DIIR) was 0.12 – the best performance since statistics first became available in early 1980's.

CLP Safety Performance in Hong Kong


No. of DI
DIIR
120
100
80
60
40
20
0
1.8
1.5
1.2
0.9
0.6
0.3
0
93 94 95 96 97 98 99 00 01 02
No. of Disabling Injuries (DI)
Disabling Injury Incident Rate (DIIR)
Disabling injuries resulting in more than one day off work per 200,000 employee hours.

Our efforts to achieve safety excellence were recognised by success in the "Hong Kong Occupational Safety and Health Awards", jointly organised by the Hong Kong Occupational Safety & Health Council and the Labour Department.

CLP Power and a number of its operating units were awarded the Bunny Matthysen Trophy and the National Occupational Safety Credited Awards for 2001 for their excellence in occupational safety and health management in the past year based on the 2001 NOSA safety grading audit achievement.

GPEC in India, in which CLP holds an 80% interest, has been awarded the Royal Society for the Prevention of Accidents Gold Awards for safety in 2000, 2001 and 2002. GPEC has also maintained a zero incident frequency rate for more than 1,500 days and has established a benchmark for safety management in the power generation sector in India.

Electrical Safety

CLP Power conducted a series of workshops and promotional campaigns to help our contractors, crane operators, truck drivers and the general public better understand the safety requirements under the Electricity Supply Lines (Protection) Regulation. We also promoted electricity safety at home to the general public through safety talks, game booths, safety quizzes and displays at community events.

Environmental Stewardship

To align with international best practices, our Hong Kong operations and many of our joint venture power stations were accredited ISO14001 certification on environmental management. Operating units, such as Castle Peak and Black Point Power Stations in Hong Kong, Yallourn Power Station in Australia and GPEC in



Monitoring water quality near Castle Peak Power Station

India, have been accredited for some years. The newly ISO14001 accredited power stations include Shiheng, Panshan, Sanhe, Yire and Shenmu in the Mainland, in which CLP has a joint venture interest.

Emission control has been a major environmental issue and a long-standing focus of management attention. In Hong Kong, CLP has achieved significant reductions in atmospheric emissions by implementing a multi-year fuel diversification strategy, along with other improvements in the generating plants.


Emission Levels
From power stations in Hong Kong operated by CLP Power
kg/MWhr
kg/MWhr
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
900
800
700
600
500
400
300
200
100
0
93
94
95
96
97
98
99
00
01
02
Sulphur Dioxide (left axis)
Carbon Dioxide (right axis)
Nitrogen Oxide (left axis)

New initiatives launched by our joint venture companies outside Hong Kong to minimise emissions included:–

- Installation at Ho-Ping Power Station in Taiwan of flue gas desulphurisation and selective catalytic reduction at the two generating units; and
- Successful commissioning at Yire Power Station in the Chinese mainland of a flue gas desulphurisation plant on one of its generating units, with a sulphur dioxide removal efficiency of over 90%.



Installing active noise control on a transformer

Environmental management requires innovative approaches. The new "green" substation design and environmentally friendly cable laying technology in network development projects in Hong Kong were amongst the finalists in the Pacific Basin Economic Council's Environmental Award 2002. We have also adopted a new approach to managing vegetation alongside our power lines to enhance safety, system reliability and environmental friendliness.

CLP recognises the growing importance of the climate change issue, and has already made substantial reductions in the carbon intensity of our generating stations in Hong Kong. We will be taking further steps to manage both the environmental and business risks associated with the climate change issue. This is particularly challenging in connection with our operations in Australia, where the use of lignite fuel results in a relatively high carbon intensity, and where our stakeholders are also very concerned about the climate issue.

Greening the Communities

CLP continued its research into renewable energy systems. Our projects included a performance assessment and design upgrade to a hybrid renewable energy system at Shek Kwu Chau, Hong Kong. CLP Research Institute conducts these projects in collaboration with the Government and non-profit making organisations.

The Castle Peak Power Company, in which CLP has a 40% stake, provided HK$2 million of sponsorship to Civic Exchange (a Hong Kong non-governmental organisation) to support a study on regional air pollution in Hong Kong and the Pearl River Delta region. The study, led by respected scientists from Hong Kong, the Chinese mainland and the United States commenced in May 2002.

Pulverised fuel ash (PFA) is a waste product from burning coal. CLP, in collaboration with Taywood Engineering, concluded a long-term research study to validate the durability and benefits of PFA in concrete production. The wide acceptance of PFA concrete has maximised the reuse of PFA in the construction industries in Hong Kong.

Reporting and Stakeholder Engagement

Honesty and openness about the safety, health and environmental implications of our business contribute both to a constructive discussion of these issues and informed critical external review.

CLP responded to the International Carbon Disclosure Project, organised by a group of international investors, by providing information about its carbon emissions and the potential impacts of the climate issue on its business. The responses of CLP and other major companies are available on the Project's website (http://194.242.156.103/cdproject/index.htm), along with the Project analysis of the implications of climate change for business.

Last year, CLP Power published "Environmental, Health and Safety Review 2002: Your Energy Partner", tracking our performance and major initiatives on SHE issues in Hong Kong. A major step forward in our social and environmental disclosure has been the publication of the CLP Group's "Social and Environmental Report 2002" in February 2003, which covers these issues on a group-wide basis. This records both our achievements and shortcomings in managing the social and environmental implications of our business over the past two years. Both publications are available on our website.

CLP recognises that communication is a two-way process. In addition to reporting to and engaging with individual stakeholder groups, CLP sponsored a multi-sector stakeholder engagement workshop in Hong Kong last June. Feedback from this and other such events helps CLP better understand our stakeholders' priorities and their expectations of a socially responsible business.

CLP is committed to continuous improvement in our safety and environmental performance – and we shall continue to engage our stakeholders openly and report honestly on our progress.



CLP's display at the Hong Kong Flower Show 2002 featuring a wall made from recycled tyres

CLP ...


in Hong Kong
page 50






in the Chinese mainland
page 56


in the Asia-
Pacific region
page 60





leveraging off
its assets

page 64

The Management's Discussion and Analysis presents the CLP Group's "Financial Results and Position at a Glance" and then describes the various business streams within the Group, in each case setting out:

- The description of the business;
- The relevant underlying business strategy;
- Operational and financial performance in 2002;
- Plans and activities for 2003; and
- Medium to longer-term perspectives.

The Management's Discussion and Analysis concludes with a report on the Group's financial results, funding and obligations.

CLP Group's Financial Results and Position at a Glance

Last Year's Balance Sheet (Restated) (Consolidated Balance Sheet at 31.12.2001)

	HK$M
Assets	
Fixed assets	33,577
Investments in affiliates and securities	17,747
⑪ Employee retirement benefit plan assets	1,194
Cash & cash equivalents	80
Other current assets	1,624
	54,222
Shareholders' Equity and Liabilities	
Share capital, premium & reserves	25,517
⑪ Retained earnings	9,651
Borrowings	5,567
Development Fund	3,177
Special provision account	766
Other liabilities	9,544
	54,222

Cash Flow For The Year (Consolidated Cash Flow Statement for the year ended 31.12.2002)

	HK$M
② Cash inflow from operating activities	6,953
Dividends paid less dividends received	(1,305)
③ Investments in / advances to affiliates	(3,464)
Capital expenditure	(4,734)
④ Repurchase of ordinary shares	(397)
Net increase in borrowings	3,663
Other net cash outflow	(280)
Net increase in cash	436
Cash & cash equivalents at 31.12.2001	80
Cash & cash equivalents at 31.12.2002	516

Earnings For The Year (Consolidated Profit and Loss Account for the year ended 31.12.2002)

	HK$M
⑤ Turnover	26,134
⑥ Expenses	(19,611)
⑦ Property disposal gain	313
Operating profit	6,836
Net finance costs	(156)
⑧ Share of profits of affiliates	3,344
Profit before taxation	10,024
Taxation	(1,302)
Profit after taxation	8,722
⑨ Transfers under Scheme of Control	(1,643)
⑩ Total earnings	7,079

Earnings Retained (Consolidated Retained Earnings for the year ended 31.12.2002)

	HK$M
Balance at 1.1.2002	8,457
Surplus of employee retirement benefit plan assets over liabilities	1,194
Balance at 1.1.2002, restated	9,651
Repurchase of ordinary shares	(397)
Transfer from share premium	10,117
Total earnings	7,079
Dividends paid for the year	
2001 finals	(2,528)
2002 interims	(2,746)
Balance at 31.12.2002	21,176

Today's Balance Sheet (Consolidated Balance Sheet at 31.12.2002)

		HK$M
	Assets	
⑪	Fixed assets	36,550
	Investments in affiliates and securities	20,590
	Employee retirement benefit plan assets	1,138
	Cash & cash equivalents	516
	Other current assets	1,994
		60,788
	Shareholders' Equity and Liabilities	
	Share capital, premium & reserves	15,611
⑫	Retained earnings	21,176
⑬	Borrowings	9,297
⑭	Development Fund	3,372
⑮	Special provision account	670
⑯	Other liabilities	10,662
		60,788

① As a result of the adoption of the SSAP No. 34 "Employee Benefits", the balance sheet at 31.12.2001 was restated to incorporate the employee retirement benefit plan assets of HK$1,194 million with corresponding increase to the retained earnings.

② The Group's SoC operations continued to provide a stable source of cash inflow.

③ Investments in affiliates include investment in CLP Powergen joint venture – GPEC (HK$2,249 million), Guizhou CLP Power (HK$145 million), Ho-Ping Power Company (HK$136 million) and advances to Castle Peak Power Co. Ltd. (CAPCO) (HK$588 million).

④ During the year, the Company repurchased a total of 13,240,500 shares on The Stock Exchange of Hong Kong.

⑤ Turnover mainly represents sales revenue from the Hong Kong electricity business, which is regulated by the SoC. Local unit sales increased by 2.8%.

⑥ Expenses increased moderately by 2.9% due to higher government rent and rates and impairment charges.

⑦ Property disposal gain represents the capital gain from disposal of a site which was formerly used as staff quarters in Ho Man Tin Hill, Kowloon.

⑧ Profits before taxation of affiliates were mainly contributed by CAPCO (HK$1,572 million), Daya Bay (HK$757 million) and Hok Un property joint venture (HK$282 million).

⑨ According to the SoC, when revenue exceeds expenditure and permitted return, the surplus is transferred to a Development Fund. Transfers to Development Fund and rate reduction reserve were HK$1,420 million and HK$319 million respectively. Transfer from special provision account was HK$96 million.

⑩ Earnings after taxation amounted to HK$7,079 million, which comprised SoC earnings of HK$5,814 million, non-SoC earnings of HK$890 million, Hok Un redevelopment profit and property disposal gain of HK$546 million, offset by unallocated net finance costs of HK$54 million and unallocated Group expenses of HK$117 million.

⑪ During the year, the Group invested HK$4,935 million in fixed assets, mainly on transmission and distribution networks. According to the SoC, CLP Power's permitted return is based on a percentage of its net fixed assets.

⑫ The retained earnings at 31 December 2001 was restated as prior year adjustment as a result of the adoption of the SSAP No. 34. Included in retained earnings are the proposed final dividend and special final dividend of HK$0.51 and HK$0.23 per share respectively. These result in total dividends for the year of HK$1.88 per share.

⑬ The Group's gearing, measured as total debt over total capital, remained at a healthy level of 20.2%.

⑭ Development Fund represents a liability of the Group. Its purpose is to assist in the acquisition of SoC fixed assets.

⑮ It was agreed with the Government in December 1999 to set aside HK$803 million from the Development Fund to which the deferral premium of units 7 & 8 of the Black Point Power Station is charged. As at the year end, a total of HK$133 million was paid.

⑯ Other liabilities included customers' deposits (HK$2,684 million), deferred taxation (HK$3,721 million) and trade and other payables (HK$3,091 million).



Guangzhou Pumped Storage Power Station at Conghua
Shenzhen
SHENZHEN – CHINA
Guangdong Daya Bay Nuclear Power Station
Shekou
Tai Po
New Territories
Yuen Long
System Control Centre ④
① Black Point Power Station
② Castle Peak Power Station
Shatin
Lai Chi Kok
Kowloon
Kwun Tong
Penny's Bay ③ Power Station
Yau Ma Tei
Tai Wan
Lantau Island
Hong Kong Island
CLP Supply Area
Power Station
400kV Substation
132kV Substation (Major)
System Control Centre
400kV Circuit
132kV Circuit
Submarine Cable

CLP in Hong Kong

CLP owns and operates the major electric utility business in the Hong Kong Special Administrative Region.

CLP supplies electricity to 2.1 million customers, representing a population of approximately 5.5 million in Kowloon, the New Territories, Lantau and a number of outlying islands. In addition to sales to Hong Kong customers, approximately 7% of CLP's electricity sales in 2002 was for distribution to customers in Guangdong Province.

CLP does not directly own generation facilities, but purchases its power from Castle Peak Power Company Limited (CAPCO), in which CLP owns a 40% interest and whose power stations are operated by CLP, and Guangdong Daya Bay Nuclear Power Station (GNPS), in which CLP owns a 25% interest. These sources of power, together with CLP's right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station, amount to a total installed capacity of 8,263MW.

Business Strategy

CLP delivers reliable energy supplies and high quality services at competitive prices to its customers, while meeting or exceeding all safety and environmental requirements, and providing a challenging and rewarding work environment for its employees.

The long-term interests of our shareholders are best served by ensuring that CLP's customers receive value for money and good service. If a public utility consistently fails to meet its customers' reasonable expectations, it cannot expect to continue to receive the support of the community it serves. Hence, customer satisfaction is a key element of CLP's overall strategy for creating value for its shareholders.

Assets	Equity Interest	Description
① **Black Point Power Station (2,500MW, when completed)**	40%	• Gas-fired power station (with distillate as back-up) comprising eight combined cycle turbines of 312.5MW each • Six units in operation, with the final two units to be commissioned in 2005 and 2006 respectively
② **Castle Peak Power Station (4,108MW)**	40%	• Commissioned between 1982 and 1990 • One of the world's largest coal-fired power station complexes, comprising eight units ranging from 350MW to 677MW • Two of the 677MW units are capable of burning gas and oil as alternative fuels
③ **Penny's Bay Power Station (300MW)**	40%	Three diesel-oil-fired units of 100MW each, commissioned in 1992
④ **Transmission and Distribution System**	100%	Our system covers a supply area of approximately 1,000 sq. km and includes:– • 534 km of 400kV lines • 1,019 km of 132kV lines • 9,229 km of 11kV lines • 52,863MVA transformers • 195 primary substations in operation • 11,539 secondary substations in operation

Operational Performance in 2002

CLP's generating plants performed well in 2002. The reliability of our Hong Kong generating plants has improved significantly now that the technical problems on the Black Point units have been resolved. The Hong Kong generating units were available for service 87.7% of the time, with 12% of the downtime due to scheduled maintenance programmes. Unplanned outages, measured by the equivalent forced outage rate, represented only 0.28% of the total operating period. The maximum demand for the year, including local Hong Kong demand and sales to Chinese mainland was 6,897MW, a 2.3% decrease over 2001, due primarily to intermittent rain in the summer.

In order to enhance our plant performance, supply quality and reliability, as well as to provide for demand created by new towns and infrastructure development projects in our supply area, CLP carried out a capital works programme amounting to HK$4.4 billion. Major projects included the Tseung Kwan O to Tai Wan 1,000MVA 400kV Circuit, 2nd Yau Ma Tei to Tai Wan 700MVA Circuit and Hung Hom Bay Bulk Substation. CLP also invested HK$523 million in customer services and other supporting facilities.

Demand for CLP's Hong Kong electricity services is greater than ever. On a typical working day, we lay about two kilometres of distribution cable, install one substation, process 790 account applications and amendments, and handle more than 6,610 telephone enquiries.

We continue to benchmark our performance against other utility companies and market leaders around the world. In 2002, we undertook a generation benchmarking study, which focused on operations and maintenance performance compared with world-class peers, CLP's generation business falls within the best performing quadrant for most activities, both in terms of service and cost levels. CLP's overall supply reliability, measured by unplanned customer minutes lost, is on a par with major world metropolitan cities such as New York and Tokyo.



Black Point Power Station

Financial Performance in 2002

Hong Kong Electricity Business	2002 HK$M	2001 HK$M
Turnover	**25,844**	24,806
Operating profits before financing and taxation		
— Sales of electricity	**7,147**	6,419
— Share of CAPCO's profits before taxation	**1,572**	1,491
	8,719	7,910
Transfers under SoC	**(1,643)**	(1,506)
Earnings:		
— SoC earnings	**5,814**	5,422
— China sales	**64**	44
Investments		
— Fixed assets	**36,279**	33,203
— Investments in affiliated companies	**5,109**	4,532
Development Fund	**3,372**	3,177
Special Provision Account	**670**	766
Equity	**MW**	MW
— Operational	**6,283**	6,283
— Construction	**625**	625

Turnover

Total unit sales to customers in Hong Kong increased by 2.8% for the year ended 31 December 2002. Electricity sales to the residential sector were up 2.6% due to higher average temperatures in the second quarter of 2002. Sales to the Commercial sector grew by 2.7%. The growth of the Commercial sector was mainly attributed to the sales growth of the retail and building management sub-sectors. The growth in the Government and other sectors was 7.0%, due to housing and infrastructure developments. This sector mainly consists of Government, hospitals, schools, water services and drainage, public transport corporations, the airport and container terminals. The Manufacturing sector recorded a 4.9% drop, which was attributed to the continuing decline of manufacturing industry in Hong Kong. The manufacturing sector now accounts for only 10.3% of total sales.

Sales to Guangdong Guang-Dian Power Grid Group Company Limited were 1,429GWh, representing 4.8% of total unit sales. Sales to Shekou increased by 11.0% to 746GWh. The total export sales of 2,175GWh in 2002 (2001: 1,581GWh) were the highest export sales in a year since 1996. This reflects the strong economic growth in Guangdong Province. CLP has concluded a third supply contract with Guangdong which extends into 2003. This will assist Guangdong to meet its electricity demand and provide additional sales revenue that will offset costs for CLP's Hong Kong customers and contribute to shareholder earnings. This is because the earnings from such sales are allocated on an 80/20 basis between customers and shareholders.

Overall total sales in 2002 grew by 4.8% over 2001. As there was no tariff increase in 2002, total turnover only increased by 4.2% to HK$25,844 million due to change in sales mix.

Electricity Sales	Number of Customers '000	Year ended 31.12.2002 GWh	Increase/ (Decrease) %	Average Annual Sales Change over 1998-2002 %
Commercial	**176**	**10,661**	2.7	4.3
Residential	**1,779**	**6,930**	2.6	3.5
Government & others	**61**	**7,036**	7.0	7.8
Excluding manufacturing	**2,016**	**24,627**	3.9	5.0
Manufacturing	**40**	**3,085**	(4.9)	(4.4)
Total local sales	**2,056**	**27,712**	2.8	3.7
Export sales	**—**	**2,175**	37.6	31.2
Total sales	**2,056**	**29,887**	4.8	4.7

Operating Expenses

The operating expenses of CLP's Hong Kong electricity business, including CAPCO's operating expenses, profits and taxes, increased by 1.3% to HK$18,791 million.

- *Operating Costs*

  Operating costs decreased by 3.9% to HK$2,848 million in 2002. The decrease was mainly due to lower operation and maintenance costs and staff related expenses.

- *Fuel*

  The energy sources for electricity distributed by CLP's Hong Kong electricity business for the year ended 31 December 2002 were: natural gas (30.6%), coal (33.1%), oil (0.4%) and uranium (35.9%, in the form of power purchased from GNPS).

  Fuel expense increased by 12.8% to HK$3,268 million in 2002 largely due to increased generation and also reflecting an increase in coal and gas prices. The average fuel cost for the year was about HK¢14.19 per unit generated, HK¢0.44 higher than in 2001.

- *Purchases of Nuclear Electricity*

  During the year, CLP purchased approximately 9,881 GWh (2001: 10,055GWh) of its power from GNPS under the offtake contract covering 70% of GNPS's output. Payments for nuclear electricity from GNPS are treated as part of CLP's SoC operating expenses.

- *Operating Interest*

  Lower operating interest was mainly due to the lower loan balance after scheduled loan repayments in CAPCO and a lower average interest rate in 2002.

- *CAPCO's Profits before Taxation*

  This represents CAPCO's share of the SoC profit and China sales profit before taxation. It forms part of CLP Power's power purchase cost from CAPCO.

Operating Profits Before Financing and Taxation

The operating profits before financing and taxation of CLP's Hong Kong electricity business in 2002 amounted to HK$7,147 million, an increase of 11.3% compared to 2001. This was due to growth in turnover, but with a corresponding lower increase in operating expenses.

Operating Expenses	2002 HK$M	2001 HK$M	Increase/(Decrease) %
Operating costs	**2,848**	2,964	(3.9)
Fuel	**3,268**	2,897	12.8
Purchases of nuclear electricity	**4,976**	5,013	(0.7)
Depreciation	**3,164**	3,026	4.6
Operating interest	**617**	931	(33.7)
CAPCO's profits before taxation	**3,918**	3,716	5.4
	18,791	18,547	1.3

Transfers under Scheme of Control

In accordance with the requirements of the SoC, the transfer to the Development Fund was HK$1,420 million in 2002 (2001: HK$1,201 million). The charge to the special provision account for deferral premium in relation to Units 7 & 8 of the Black Point Power Station during the year was HK$96 million (2001: nil). The transfer to the rate reduction reserve amounted to HK$319 million in 2002 (2001: HK$305 million), representing a charge of 8% per annum on the average balances of the sum of the Development Fund and the special provision account.

Transfers under SoC	2002 HK$M	2001 HK$M
To Development Fund	**(1,420)**	(1,201)
From special provision account	**96**	—
To rate reduction reserve	**(319)**	(305)
	(1,643)	(1,506)

Earnings

The Group's earnings from the Hong Kong electricity business, including its share of CAPCO's earnings, amounted to HK$5,814 million, an increase of 7.2% over last year. This resulted from the ongoing capital works programme to enhance services to customers and the lower interest cost borne by shareholders. Profits from China sales amounted to HK$64 million.

Investments

During the year, CLP invested HK$4,923 million (2001: HK$4,580 million) in the SoC business. Capital expenditure by CAPCO and Hong Kong Pumped Storage Development Company, Limited (PSDC) was HK$950 million (2001: HK$604 million), making a total of HK$5,873 million for CLP Power, CAPCO and PSDC together (2001: HK$5,184 million).

Development Fund

The transfer from profit and loss account was HK$1,420 million. This was offset to some extent by the rebates to customers, which totalled HK$1,225 million. As a result, the Development Fund balance at 31 December 2002 increased by HK$195 million to HK$3,372 million (2001: HK$3,177 million). This represents 5.5% (2001: 5.3%) of the SoC average net fixed assets of CLP Power and CAPCO.

With the cost savings achieved through productivity enhancement in the past years and better than expected sales to the Mainland in 2002, the Company was able to provide each customer as at 31 December 2002 with a one-off rebate as an initiative to support the Company's customers in light of the difficult economic environment. This one-off rebate amounted to HK$882 million, with HK$558 million, HK$101 million and HK$223 million charged directly to the Development Fund, rate reduction reserve and the fuel clause account respectively. Furthermore, a business relief rebate to non-residential customers of HK$41 million was also charged directly to the Development Fund.

The main purpose of the Development Fund is to assist in financing the acquisition of SoC fixed assets. The accumulation of the Development Fund is, to a significant extent, attributable to previous electricity sales to the Mainland.

Special Provision Account

CLP and CAPCO agreed with the Government in December 1999 to further defer construction of Units 7 & 8 of the Black Point Power Station. A total of HK$803 million was set aside from the Development Fund to a special provision account to which the deferral premium is charged. During the year, HK$96 million deferral premium was charged to the special provision account (2001: nil).

US$300 million Notes Issue

CLP's good financial standing was illustrated by the issue of 10-year US$300 million notes in May 2002. The notes issue was priced at 105 basis points over the 10-year U.S. Treasury Note. This is the lowest Hong Kong based corporate coupon in the last 20 years. The transaction was eight times over-subscribed with over US$2.6 billion in orders from Asian and European investors.



Plans and Activities for 2003

During 2003, CLP's Hong Kong electricity business will focus on the following major plans and activities:–

- The current Financial Plan will expire in December 2004. Under the terms of the SoC, CLP has to submit a financial plan at least six months before the period covered by the previous financial plan expires. To meet the planning cycle, it is intended that the new financial plan will be prepared in 2003.

- CLP is relatively well positioned to cope with the current economic downturn, having already moved to cut operating costs aggressively in recent years. We are committed to increasing efficiency through the use of new technology, active fuel management, materials purchasing strategies and asset productivity measures.

- Despite Hong Kong's economic downturn, development projects and new infrastructure projects throughout Hong Kong, mostly in our supply area, will continue to require upgrades and extensions to the transmission and the distribution networks.

- CLP will continue its focus on delivering high performance and flexibility from its generating assets. The key challenge for the generation business is the completion of Castle Peak refurbishment projects and construction and commissioning of Black Point Units 7 & 8 to schedule and budget.

- The HKSAR/Guangdong Provincial Government Joint Statement on Improving Air Quality in the Pearl River Delta announced in April 2002 will have implications for the emission levels of the generating plants operated by CLP. We will be reviewing the means by which environmental performance may be further enhanced over time and seeking to work with the Hong Kong Government to continue our excellent track record in contributing to environmental improvement.

- While we have always prided ourselves in providing a good service, we recognise that there are areas where further improvements can and should be made. For example, CLP is undertaking a Customer Care & Marketing System project to enhance our customer services in areas such as marketing, automatic meter reading, integration with the Internet and e-commerce and relationship management.

Medium to Longer-term Perspectives

The current supply of gas to Black Point and Castle Peak Power Stations comes from the Yacheng-13 field in the South China Sea. In view of the lengthy lead-time for gas projects and the possibility of increased promotion of gas-fired generation over time due to environmental considerations, we shall start long-term planning of future arrangements for gas supply from other sources.

Beginning in 2003, CLP will hold discussions with the Government concerning the SoC interim review. Periodic amendments through such interim reviews are contemplated in the terms of the SoC Agreement, but only on a mutually agreed basis. The key challenge for CLP is the expiry in 2008 of the SoC Agreement. We keep an open mind on how best to serve all our stakeholders. Irrespective of the outcome of regulatory issues with the Government, CLP needs to strive for world-best practice in all aspects of its business activities to enhance our long-term competitiveness.


CLP Guohua
Shenmu II
Beijing
CHINA
Shandong
Shaanxi
SZPC
Guizhou CLP Power
Guizhou
Guangdong
GNPJVC
PSDC
Huaiji Project

CLP in the Chinese Mainland

CLP is the largest external investor in the Mainland electricity industry.

Business Strategy

CLP is pursuing its strategy of growth in the Chinese mainland by:–

- Active participation in the management of its joint venture companies to add value to the joint ventures, deliver satisfactory returns on investment and meet safety, health and environmental objectives;
- Developing a balanced portfolio of greenfield, brownfield and operating projects, with a preference for evergreen ventures; and
- Establishing and reinforcing relationships with partners, government authorities and business associates.

Operational Performance in 2002

During the year, CLP's focus was on the management of its existing joint ventures and the completion of the Anshun II project in Guizhou, western China. All of the operating power stations in which CLP holds an interest are now covered by tariff arrangements which have been approved by the relevant authorities and implemented.

CLP Guohua Power Company Limited

This is a joint venture with Beijing Guohua Electric Power Corporation (Beijing Guohua). Total electricity sold by its three power plants for the year ended 31 December 2002 was 10,406GWh. Heat sales totalled 7.7 million gigajoules. Panshan and Sanhe Power Stations achieved

	Investments	Equity Interest Gross/Equity MW	Description
①	**CLP Guohua Power Company Limited (CLP Guohua)**	49% 2,100/630MW	CLP Guohua holds interests in three coal-fired power stations, namely Beijing Yire Power Station in Beijing, Panshan Power Station in Tianjin, and Sanhe Power Station in Hebei, with a combined installed capacity of 2,100MW.
②	**Shandong Zhonghua Power Company (SZPC)**	29.4% 3,000/882MW	SZPC owns two existing operating power stations, Shiheng I and II (totalling 1,200MW), and has two power stations under construction, Liaocheng and Heze II (totalling 1,800MW).
③	**Shenmu II**	49% 200/98MW	Shenmu II Power Station has two 100MW coal-fired units. It is managed as part of CLP Guohua.
④	**Guizhou CLP Power Company Limited (Guizhou CLP Power)**	70% 600/420MW	Guizhou CLP Power develops, constructs and operates two 300MW coal-fired generating units to supply the Guizhou power grid and, through it, to supply Guangdong Province.
⑤	**Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC)**	25% 1,968/492MW	GNPJVC was established in 1985 to construct and operate GNPS at Daya Bay. GNPS is equipped with two 984MW Pressurised Water Reactors. The majority of the GNPS equipment was imported from France and the United Kingdom. The two units at GNPS commenced commercial operation in 1994. 70% of electricity generated is supplied to Hong Kong, with the remaining 30% sold to Guangdong.
⑥	**Hong Kong Pumped Storage Development Company, Limited (PSDC)**	49% 1,200/600MW	CLP owns 49% of PSDC which has the right to use half of the 1,200MW pumped storage capacity of Phase I of the Guangzhou Pumped Storage Power Station until 2034.
⑦	**Huaiji Power Project**	41.5% 98/41MW	This project comprises nine small hydro power stations in operation or under construction amounting to a total of 98MW.

three stars in the NOSA safety audit, whilst Yire achieved two stars. Further injection of Beijing Guohua generating assets into CLP Guohua is being studied.

Shandong Zhonghua Power Company

In Shandong, Shiheng Power Station (Phases 1 and 2) was awarded "International First Class Power Station" by the State Power Corporation of China, one of the only two stations in China to win such an award. Construction of the Heze II and Liaocheng Power Stations progressed well, meeting the quality requirements, within budget and ahead of schedule. Heze II Unit 1 is being prepared for commercial operation, while Heze II Unit 2 is undergoing performance and environmental tests. Liaocheng Unit 1 completed 168-hour reliability tests and is being prepared for performance tests. Electricity output from the operating power stations for the year ended 31 December 2002 amounted to 6,495GWh (2001: 6,346GWh), which was 4.7% higher than the annual generation quantity stipulated in the power purchase agreement. The Group's share of SZPC's profit was slightly lower than last year, mainly as a result of increased fuel price.

Shenmu II

The Shenmu Power Station sold 1,298GWh of electricity during 2002, which is significantly higher than budget. The station had been operating at a temporary tariff until December 2002, when the regular tariff was approved and implemented.

Guizhou CLP Power Company Limited

CLP's investment in the Guizhou Anshun II Project was finalised and the joint venture company, Guizhou CLP Power Company Limited, was incorporated in September 2002. This is the first power project in the Chinese mainland in which CLP holds a majority share. The power station is now under construction.

Guangdong Nuclear Power Joint Venture Company, Limited

GNPS continued to operate smoothly with high levels of safety and reliability. In 2002, a total of 14,116GWh of electricity (2001: 14,365GWh) was sent out by GNPS. The annual station capacity factor was 86%. The profit of GNPJVC is calculated by reference to the shareholders' funds of the Company and the capacity factor.



Xiazhu power station, part of the Huaiji Power Project

Hong Kong Pumped Storage Development Company, Limited

In 2002, the pumped storage units at Conghua, Guangzhou generated 285GWh for CLP with an overall efficiency above 75%, a similar level to 2001. There were over 1,000 unit starts during the year to fulfil CLP's system requirements, mainly during peak lopping and backup operations.

Huaiji Power Project

The Yutiao and Gaotang Hydro Power Stations were commissioned. The Changdiao Power Station is being prepared for commissioning. The 110kV transmission line connecting the 98MW joint venture hydro power stations at Huaiji County to the Zhaoqing power grid has been put into operation. The collection of electricity charges from the offtakers continued to be slow and required intense monitoring.

Financial Performance in 2002

In 2002, the Group's share of profit from GNPJVC was HK$676 million, slightly lower than the previous year's level of HK$700 million due to lower generation. In early 2002, the three power stations in CLP Guohua implemented the new revised tariff enabling them to improve profit contributions to the Group. Earnings from SZPC and PSDC were similar to last year. Provisions for unrealised exchange losses (compared to an exchange gain in 2001) and for impairment of assets have been made in line with the Group's prudent financial accounting policies.

The income from this business is derived from joint ventures. In accordance with generally accepted accounting principles in Hong Kong, their revenues are not consolidated in the Group's turnover.

Electricity Business in the Chinese Mainland	**2002 HK$M**	2001 HK$M
Profits before financing and taxation	**969**	1,017
Earnings:		
— GNPJVC	**676**	700
— PSDC	**70**	71
— Other projects	**95**	123
	841	894
Investments		
— Investments in affiliated companies	**6,328**	6,181
Equity	**MW**	MW
— Operational	**2,206**	2,191
— Construction	**957**	552

Plans and Activities for 2003

CLP will continue to manage existing investments in order to achieve satisfactory returns on investment and add value to the joint ventures. We will proceed cautiously and with flexibility in the pace of new developments to allow time to assess the impact of the recent power sector reform and changing market conditions, notably downward pressure on electricity tariffs to generating companies.

The geographical focus for expanding our electricity business in the Chinese mainland will be in three strategic markets, namely Guangdong (including investments in generating assets in the western provinces for eastward supply to Guangdong), the Beijing-Tianjin-Tangshan area, where we have already established a strong presence, and the East China region (including Shanghai).

CLP aims to complete the commissioning of Unit 1 of Anshun II power station.

Medium to Longer-term Perspectives

The future direction of the power industry in the Chinese mainland has become clearer with the approval of the power sector reform by the Chinese government. The resulting split-up of the State Power Corporation will eventually lead to more competition among the five national generating companies and other IPPs, but will also open up more opportunities for acquisition of generation assets. The regulatory environment will gradually become more open and transparent to create a level playing field for all market participants, both local and foreign.



Guangdong Daya Bay Nuclear Power Station

Whilst the economy and the electricity market in the Chinese mainland continued to grow strongly during 2002 and similar levels of growth are expected in the medium term, electricity tariffs have seen downward pressure. It is likely that some form of more transparent pricing will gradually replace the current tariff setting mechanism.

CLP, as the largest external investor, with a long-standing presence and experience in the Mainland electricity industry, is well positioned to manage the challenges and take advantage of the opportunities ahead. In particular, CLP will:–

- Actively manage existing investments to achieve a reasonable return on equity;
- Maintain the geographical focus for expanding our business. CLP aims for a well-balanced geographical spread covering the major economic centres on the Chinese mainland;
- Preserve and enhance the relationship with current and prospective strategic partners such as Beijing Guohua;
- Examine the possibility of injecting existing investments as equity for new projects and expansion of existing joint ventures; and
- Continue our established policy of supporting renewable energy development by developing hydro and wind power stations.


INDIA
Taiwan
② Ho-Ping
THAILAND
③ EGCO
④ BLCP
MALAYSIA
① GPEC
⑤ YTL Power
AUSTRALIA
⑥ Yallourn Energy

CLP in the Asia-Pacific Region

CLP is a leading private sector power company in the Asia-Pacific region.

Business Strategy

CLP's strategy is to:–

- Develop effective investment partnerships and seek to establish a meaningful presence in each of its target markets; and
- Build a balanced portfolio across its selected Asia-Pacific countries, with a suitable mix of plant and fuels, and with a combination of operating assets, projects under construction and a pipeline of development projects.

Operational Performance in 2002

CLP completed the acquisition from Powergen of an 80% share in the 655MW GPEC combined cycle power station in 2002.

Later in the year, CLP reached agreement with Powergen to acquire all of Powergen's remaining interests in GPEC (20%), Yallourn Energy (18.4%) and BLCP (10%). In respect of GPEC and Yallourn Energy, completion of the acquisition is subject to certain consents from lenders and relevant regulatory authorities. Upon completion, CLP will own 100% of GPEC, 92% of Yallourn Energy and a 50% interest in BLCP. The agreement also provides for the termination of put and call arrangements whereby the joint venture might have acquired Powergen's 35% interest in PT Jawa Power in Indonesia.

Gujarat Paguthan Energy Corporation Private Limited, India

Operation of the power station has been restricted for some time due to a shortfall in the supply of natural gas. Naphtha is available and the plant has run when required,

Projects/Company	Equity Interest Gross/Equity MW	Description
① **Gujarat Paguthan Energy Corporation Private Limited (GPEC), India**	80% 655/524MW	GPEC operates a 655MW combined cycle power station in Gujarat, India.
② **Ho-Ping Power Company (Ho-Ping), Taiwan**	40% 1,320/528MW	Ho-Ping owns a 1,320MW coal-fired power station at Ho-Ping, Taiwan. This has been the first IPP project to obtain private sector project financing in Taiwan.
③ **Electricity Generating Public Company Limited (EGCO), Thailand**	22.4% 2,207/495MW	EGCO operates two of the newest, most efficient power stations in Thailand (2,056MW). It has also invested in a number of small power projects in Thailand and the Philippines, totalling 151 equity MW.
④ **BLCP Power Limited (BLCP), Thailand**	50% 1,434/717MW	BLCP is the developer of a 1,434MW coal-fired power project at Map Ta Phut, Thailand.
⑤ **YTL Power International Berhad (YTL Power), Malaysia**	5% 1,212/61MW	YTL Power is an IPP in Malaysia and owns and operates two gas-fired power stations with a total generating capacity of 1,212MW.
⑥ **Yallourn Energy Pty Limited (Yallourn Energy), Australia**	73.6% 1,450/1,067MW	Yallourn Energy owns and operates a 1,450MW coal-fired plant and dedicated coal mine in Victoria, Australia.

but the cost is significantly higher than for operation on gas. GPEC has secured a new gas supply, which has enabled the plant to operate efficiently to meet the Gujarat system requirements. The Gujarat Electricity Board (GEB) continued to have difficulty in making timely payment to GPEC for electricity and has disputed a portion of these payments. The position on overdue and disputed receivables remains a concern and is being actively pursued with GEB.

Ho-Ping Power Company, Taiwan

Ho-Ping Power Company, which CLP owns in partnership with Taiwan Cement Corporation, completed construction of the Ho-Ping power station project and achieved commercial operation of the plant on schedule and within budget. A separate joint venture company was established to manage the operations and maintenance of the two Ho-Ping units.

Electricity Generating Public Company Limited, Thailand

CLP maintained a 22.4% interest in EGCO. The performance of that investment remained unsatisfactory, as EGCO's share price remained below its fair value. CLP's nominees on the EGCO Board (four out of 13 Directors) continued to make an active contribution to the strategic direction of EGCO's affairs, with a view to enhancing EGCO's performance and return to shareholders.



EGCO


GJ-16
U6983
GPEC


Yallourn Energy

BLCP Power Limited, Thailand

In January 2003, CLP acquired an additional 10% interest in the BLCP coal-fired development project, making a total interest of 50% in the project, which is being developed in partnership with Banpu.

YTL Power International Berhad, Malaysia

The three-year period during which CLP has agreed not to sell its 5% shareholding in YTL Power expired during 2002. In the absence of any movement towards privatisation of the Malaysian power industry, CLP is reviewing the strategic rationale of its shareholding in YTL Power.

Yallourn Energy Pty Limited, Australia

Yallourn Energy completed the process of contracting out its mine operations and maintenance activities, which has been a strategic objective aimed at improving the performance of the asset. At the same time, considerable progress was made in the introduction of new mining technology and in the plans to extend the life of the mine. The original control and instrumentation equipment of the Yallourn Power Station plant is being replaced and upgraded. Clearer divisions between front, middle and back offices, enhanced reporting, clear trading rules and active compliance monitoring helped strengthen the risk management function for trading and marketing.

Financial Performance in 2002

The Asia-Pacific region business turned profitable and recorded profits of HK$309 million in 2002, compared to a loss of HK$318 million in 2001. The major factor is the turnaround of Yallourn Energy, which operated smoothly without major industrial relations or technical issues in 2002. This enabled it to provide a profit to the Group, as opposed to a loss in 2001. GPEC, which was acquired in 2002, and Ho-Ping, which commenced commercial operation, started to provide earnings to the Group. Other investments, namely EGCO and YTL Power, were also contributing in 2002.

A substantial part of the Group's income from these businesses is derived from its joint ventures. In accordance with generally accepted accounting principles in Hong Kong, their revenues are not consolidated in the Group's turnover.

Electricity Business in the Asia-Pacific Region	2002 HK$M	2001 HK$M
Profits /(Losses) before financing and taxation	**330**	(311)
Earnings /(Losses)	**309**	(318)
Investments		
— Investments in affiliated companies	**7,593**	4,071
— Other investment	**671**	643
— Investment securities	**264**	79
Equity	**MW**	MW
— Operational	**2,675**	1,623
— Construction	**—**	528


Ho-Ping Power Station

Plans and Activities for 2003

CLP will concentrate on managing the existing investments and introducing strategic partners to its projects, while maintaining a watching brief on other Asian markets. As regards those existing investments,

- In Thailand, we will seek a stronger role in EGCO Management, in particular to encourage more active and focused business development. We shall be looking to make substantial progress towards financial close on the BLCP project.

- In Taiwan, we will establish reliable operation of the Ho-Ping plant and explore further business opportunities with our partner Taiwan Cement Corporation.

- In Australia, we shall complete the agreed exit of Powergen from Yallourn Energy, increase production and maintain progress in improved industrial relations. More broadly, the search for growth through partnerships, mergers, acquisitions and the pursuit of opportunities to build a more diversified asset portfolio will continue.

- In India, we look to make substantial progress towards implementation of a more sustainable billing and payment position, settlement of the current overdue and disputed receivables position with GEB and reduction of costs where possible. We shall continue the progress made in 2002 towards stable operation on the new gas supply. We aim to develop closer relations with GEB and we will be exploring the possibilities for introducing a strategic partner to GPEC.

Medium to Longer-term Perspective

With its growing strength in the Asia-Pacific region, CLP is well placed to participate in the private sector development of the electricity industry in selected countries.

Significant growth is returning to most Asian economies. The excess generating capacity that exists in many countries will gradually be taken up by increased demand. CLP has demonstrated its ability to expand existing investments and to develop new greenfield projects, and is able to exploit further opportunities as they arise.

The continued withdrawal from Asia of U.S. and European power companies in order to concentrate on their domestic markets should provide opportunities for CLP to acquire assets at attractive prices. However, CLP will only make acquisitions which form a logical part of its development strategy in target markets.



Laguna Verde

CLP Leveraging off its Assets

CLP's financial, physical and human resources allow us to develop activities beyond our electricity business.

Business Strategy

CLP explores opportunities in Hong Kong and the Chinese mainland to develop electricity-related activities by making use of CLP's existing assets and skills. These activities are carried out on a limited and selected basis, reflecting the Group's overriding focus on its electricity businesses.

Operational Performance in 2002

Property Business

CLP pursues the redevelopment of sites in Hong Kong which are no longer required for electricity purposes.

CLP's major project is the residential redevelopment of the former power station at Hok Un, named Laguna Verde. This 50/50 joint venture project, led by CLP Property and a wholly-owned subsidiary of Cheung Kong (Holdings) Limited, comprises 4,735 flats, 1,692 parking spaces and 270,000 sq. ft. of commercial space. Over 90% of the residential units in the redevelopment had been sold by the end of December 2002.

Towards the end of 2002, CLP sold the site at Ellyridge, on 15 Ho Man Tin Hill Road, Kowloon, to a property developer for HK$410 million.

Public Lighting and Engineering Services

Through our wholly-owned subsidiary, CLP Engineering, we offer contracting and consultancy services in power engineering, telecommunications, building services, energy services, road lighting and facility management for customers in Hong Kong and the neighbouring areas.

CLP has built a strong presence in transmission and distribution projects in 2002 and is considered as a reliable, high quality and competitive contractor with capability in the full range of substation and cable projects including design, supply, installation, refurbishment and maintenance services. Contracting services to major developers and government departments such as Water Supplies Department and Electrical & Mechanical Services Department will also be explored.

The four-year Management, Operation and Maintenance Contract for the design, supply, installation, maintenance and operation of the public lighting system in Kowloon and the New Territories East has been secured, commencing from October 2002. This will position CLP to take a more active part in private road lighting.

With the award of a three-year maintenance contract of electrical services in buildings from Hong Kong Airport Authority, CLP made a good start in facility management.

The economic fundamentals remain weak and competition in the contracting business is expected to be high. CLP is developing more consultancy business and exploring businesses with new technology that can give us a better edge and higher profit margins.





IT Operations Centre

Telecommunications

2002 has been another difficult year for telecommunications business globally. Following a strategic review of its business model, in light of competitive market conditions, CLP TeleCom partnered with Cheung Kong Enterprises Limited to launch a new broadband service using powerline carrier technology. CLP's retail telecommunications operations carried on under the "Oxygen" brand were transferred into this new joint venture, PowerCom Network Hong Kong Limited, in which CLP owns a 19% interest.

The "ChinaLink" cross-border network services business has been growing steadily after market consolidation and recovery. CLP will work with strategic partners in Hong Kong and the Chinese mainland to provide quality and competitive network services to the service provider and corporate markets.

Information Technology (IT)

CLP IT Solutions and its two subsidiaries (DataMetro and CLP DataStorage) were set up in early January 2002 to explore IT services business opportunities in Hong Kong and the Chinese mainland, by using the CLP Group's IT expertise.


Chau Renewable Energy Supply System
鼓洲可再生能源電力系統

DataMetro was formed with a focus on IT operations and management services which make use of CLP's accumulated expertise in SAP Enterprises Resources Planning Application support.

CLP DataStorage was formed to focus on data storage and disaster recovery services. Partnering with a pioneer data storage services provider in Taiwan (StorageBank Incorporated), expertise is being offered to Hong Kong companies to assist in technical support for this complex operation.

CLP IT Solutions has made a minor strategic investment (a 5.23% interest) in an IT company listed on the Hong Kong Growth Enterprises Market, DataSys Technology Holdings Limited, as a means of expanding services in the Mainland over the longer term.

CLP increased its shareholding in Precision Marketing Inc. (PMI), a market research company which provides CLP with access to database management skills and technology, from 27.3% to 40% at a nominal price. Our investment in PMI is under review and the purpose of the increased shareholding was to tighten control over the use of our invested funds.

Research and Development Activities

The primary efforts of CLP's research and development activities, led by CLP Research Institute, centred on three topics: environmental policy, sustainable development and renewable energy.

During the year, we reviewed and reported on international environmental practices in the electric power sector, and engaged staff throughout CLP in discussion and analysis of the essential elements of our environmental policy.

Sustainable development has become a prominent theme in government, academic, and business communities, notably in the electric power sector and in the communities served by CLP. We sponsored stakeholder engagement in the community and other forms of outreach to academic, business, and professional audiences, on the topic of sustainable development. Our efforts were aimed at developing an understanding of how CLP can contribute to sustainability, providing economic value, supporting social development, and practising environmental stewardship throughout our business activities.

CLP has conducted studies on the applications of renewable energy for electric power generation in Hong Kong. In 2002, we studied the performance of the hybrid renewable energy system on the island of Shek Kwu Chau. Progress was also made towards the side-by-side comparison study of the performance of different photovoltaic panels at the Ma Wan School, jointly sponsored by CLP and the Hong Kong Innovation and Technology Fund.

Within CLP, one of the primary functions of the Research Institute is to facilitate and promote knowledge sharing throughout the Group on all of our research topics. These activities include both electronic media and face-to-face exchanges. Via computer, we host a knowledge sharing website, introducing the topics of wind power and sustainable development to CLP staff. We also created an electronic news service for our staff, to provide updates on emerging energy issues and technologies around the world. Covering topics that range from fuel cells to photovoltaic cells, from the Kyoto Protocol to the Asian Brown Cloud, from spent nuclear fuel storage to superconducting cables, CLP's research and development activities provide information and insight to colleagues within the CLP Group on developments that may be important to our business future.

Financial Performance in 2002

Investments in Electricity-related Activities	Property Business		Telecom Business		Other Activities		Total	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M	**2002 HK$M**	2001 HK$M	**2002 HK$M**	2001 HK$M
Turnover	**30**	18	**71**	9	**154**	149	**255**	176
Profits / (Losses) before financing and taxation	**595**	1,752	**(182)**	(192)	**(134)**	39	**279**	1,599
Earnings / (Losses)	**546**	1,468	**(182)**	(192)	**(142)**	33	**222**	1,309
Investments	**1,123**	2,178	**150**	—	**23**	63	**1,296**	2,241

The Group's share of profit from the sale of the residential units and parking spaces in the Hok Un redevelopment amounted to HK$233 million (2001: HK$1,468 million); the disposal of the former staff quarters site in Ho Man Tin Hill also brought profits of HK$313 million. The total cost to the Group of the telecommunications business, including the write-down of assets, amounted to HK$182 million. The losses shown under the "Other Activities" included the provision for loss on curtailment of the retirement benefit scheme of HK$83 million.

The CLP Group's Financial Results

Financial Performance

Consolidated Financial Results

The contributions of the Group's principal activities to the consolidated results are summarised as follows:–

	Turnover		Profits/(Losses) Before Financing and Taxation	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Electricity business in Hong Kong	**25,844**	24,806	**8,719**	7,910
Electricity business in Chinese mainland	**—**	—	**969**	1,017
Electricity business in Asia-Pacific region	**35**	17	**330**	(311)
Electricity-related and other activities	**255**	176	**279**	1,599
Unallocated Group expenses	**—**	—	**(117)**	(105)
	26,134	24,999	**10,180**	10,110

The Profits/(Losses) Before Financing and Taxation are stated after taking into account the Group's share of the results of jointly controlled entities and associated companies.

Group Earnings

The SoC earnings increased by 7.2% to HK$5,814 million. The non-SoC operating earnings increased by HK$429 million to HK$890 million. The major contributing factor for the increase is the improvement of the Asia-Pacific electricity business from a loss of HK$318 million in 2001 to a profit of HK$309 million this year. It should also be noted that the achieved results have incorporated provisions for impairment in asset value against investments in Hong Kong, the Chinese mainland and the Asia-Pacific region. The total operating earnings of the Group increased by 12.9% to HK$6,533 million. In 2001, the Hok Un redevelopment profit amounted to HK$1,468 million. In the current year, the total profits from sale of the Hok Un units and disposal of the former staff quarters site in Ho Man Tin Hill amounted to HK$546 million. As a result of lower profit from property sales, the total earnings of HK$7,079 million were HK$178 million (2.5%) lower than last year.

Earnings per share for recurring operations increased by 16.3% to HK$2.71 per share, reflecting the enhancement by the repurchase of a total of 76 million shares in 2001 and 13 million shares in 2002. Total earnings per share were HK$2.94 per share, an increase of 0.7%.

Earnings Attributable to Shareholders

	2002		2001		Increase/ (Decrease)
	HK$M	**HK$M**	HK$M	HK$M	%
SoC earnings		**5,814**		5,422	7.2
Non-SoC operating earnings					
in Hong Kong	**64**		44		
in Chinese mainland	**841**		894		
in Asia-Pacific region	**309**		(318)		
Electricity-related and other activities					
Telecom business	**(182)**		(192)		
Other businesses	**(142)**		33		
		890		461	
Unallocated net finance (costs) / income		**(54)**		11	
Unallocated Group expenses		**(117)**		(105)	
Group operating earnings		**6,533**		5,789	12.9
Hok Un redevelopment profit/property disposal gain		**546**		1,468	
Group earnings attributable to shareholders		**7,079**		7,257	(2.5)
Weighted average number of shares in issue[1], million shares		**2,408.78**		2,486.58	
Earnings per share [1], HK$		**2.94**		2.92	0.7
Earnings per share [1] excluding Hok Un redevelopment profit/property disposal gain, HK$		**2.71**		2.33	16.3

[1] After taking into account the repurchase of 76 million shares in 2001 and 13 million shares in 2002.

SoC and Non-SoC Operating Earnings 2002

(excluding Property Profits and unallocated costs)

SoC: HK$5,814 million

Non-SoC: HK$890 million


13.3%
86.7%

SoC Non-SoC

SoC and Non-SoC Operating Earnings 2001

(excluding Property Profits and unallocated costs)

SoC: HK$5,422 million

Non-SoC: HK$461 million


7.8%
92.2%

SoC Non-SoC

Effective Tax Rate

The Group's effective tax rate for the year was 13.0% compared to 11.9% in 2001. The increase in the effective tax rate was principally due to the lower tax rate in 2001 because of the write-back of a tax provision of HK$269 million, arising from the change in financial year end date in 1999.

Dividends

During the year, three interim dividends each of HK$0.38 per share were paid, totalling HK$1.14 per share. The Board has recommended that a final dividend of HK$0.51 per share and a special final dividend of HK$0.23 per share be proposed for approval at the forthcoming Annual General Meeting, making a total of HK$1.88 per share for the year (2001: ordinary dividends of HK$1.49 per share and special dividend of HK$0.61 per share). The ordinary dividend payout ratio, i.e. the ratio of ordinary dividends over recurring operating earnings, is 60.8% (2001: 63.3%).

Earnings and Dividends Per Share


HK$
3.0
2.5
2.0
1.5
1.0
0.5
0
98S
99D
00D
01D
02D
Operating Earnings
Property Profits, Net of Impairment Losses
Ordinary Dividends
Special Dividend
S: 12 months to September
D: 12 months to December

In 1999, the financial year end of the Group was changed from 30 September to 31 December. Details are set out on page 136.

Financial Position

Fixed Assets and Capital Expenditure

As at the year end, fixed assets amounted to HK$36,550 million, an increase of HK$2,973 million or 8.9% from last year. During the year, the Group invested HK$4,935 million (2001: HK$4,653 million) in fixed assets, of which HK$4,923 million (2001: HK$4,580 million) was invested by CLP Power for the SoC business.

Interests in Jointly-Controlled Entities, Associated Companies and Investment Securities

The summary of the Group's interests in each geographical region is shown below:–

	2002 HK$M	2001 HK$M
Electricity Business		
Asia-Pacific region	**8,528**	4,793
Chinese mainland	**6,328**	6,181
Hong Kong	**5,109**	4,532
	19,965	15,506
Property and other businesses	**1,296**	2,241
	21,261	17,747

Current Assets and Liabilities

As at 31 December 2002, the Group had liquid funds of HK$516 million (2001: HK$80 million), all of which were denominated in HK dollars. Other current assets comprised mainly the receivables (HK$1,256 million) and the other investment representing a 5% shareholding in YTL Power International Berhad, a listed company in Malaysia (HK$671 million).

Total current liabilities at 31 December 2002, including customers' deposits of HK$2,684 million amounted to HK$7,053 million. With the projected cash flow from operations and credit facilities arranged, the Group will have sufficient funds to meet these liabilities.

Shareholders' Funds

During the year, CLP Holdings undertook a restructuring of its balance sheet by the transfer of HK$10,116,789,910 from the Share Premium account to the distributable reserve of the Company. The increase in distributable reserve will provide greater flexibility for CLP Holdings in terms of its dividend or share repurchase policies. There are no immediate plans regarding the use of the increased distributable reserve. The Retained Profits at 31 December 2002 amounted to HK$21,176 million.

Total shareholders' funds at 31 December 2002 increased 4.6% to HK$36,787 million from HK$35,168 million at 31 December 2001.

Deferred Taxation

Deferred taxation is the tax attributable to timing differences between profit as computed for taxation purposes and profit as stated in the accounts. In CLP Power, the timing differences mainly arise between depreciation allowances in tax computations and the depreciation charges in financial accounts. In accordance with the SoC, CLP Power fully recognises deferred taxation arising from timing differences with no regard for crystallisation. This policy does not comply with the ruling Statement of Standard Accounting Practice (SSAP) No. 12 "Accounting for Deferred Tax" issued by the Hong Kong Society of Accountants (HKSA), which states that deferred taxation should not be provided if it is unlikely that a liability will crystallise in the foreseeable future.

HKSA has issued a revised SSAP No. 12 "Income Taxes" to take effect from 1 January 2003. The method of deferred tax provision currently being adopted by CLP Power is similar to that in the revised SSAP.

The deferred taxation balance increased from HK$3,391 million to HK$3,721 million during the year, mainly due to capital works of CLP Power to improve its transmission and distribution network and customer services.

Borrowings and Capital Resources

The business expansion of the Group, in particular, the capital expenditure programmes of CLP Power and CAPCO, are funded by bank loans, issuance of debt securities and cash flow from operations.

Financing facilities totalling HK$17.2 billion (HK$33.8 billion for CLP Group and CAPCO combined) were available, of which HK$9.3 billion (HK$21.1 billion for CLP Group and CAPCO combined) had been drawn down.

Total debt to total capital of the Group at 31 December 2002 was 20.2% and the interest cover was 29 times. On a most conservative basis, i.e. including 100% of CAPCO's debt, total debt to total capital increased to 32.3% and the interest cover was still maintained at a very healthy ratio of 13 times.

The financial obligations of the Group, CAPCO and PSDC, and the Group's share of the financial obligations of the jointly controlled entities and associated company as at 31 December 2002 are shown on pages 76 and 77.

The Group adopts a prudent approach to all our financial arrangements, while at the same time aiming to achieve cost efficient funding. In 2002, CLP Power set up a Medium Term Note Programme through its wholly-owned subsidiary, CLP Power Hong Kong Financing Limited. Under the Programme, notes in an aggregate amount of up to US$1.5 billion may be issued which will be unconditionally and irrevocably guaranteed by CLP Power. In May, US$300 million 6.25% fixed rate notes due 2012 were issued under the Programme. In addition, during the last quarter of 2002, CAPCO arranged a new loan facility of HK$2.3 billion to refinance certain US dollar and HK dollar loans at lower interest rates and all related drawdowns were made in January 2003. After taking into account this refinancing arrangement, the percentage of the unhedged US dollar loans to total loans would be reduced from 26% to 17%.

Debt Profile

The charts below show the type, interest rate, maturity and currency profiles of borrowings of the Group and CAPCO at 31 December 2002:–



Available Facility in Percentage (Note 1)
CLP Group
Total HK$17.2 bn
14%
38%
14%
34%
CLP Group + CAPCO
Total HK$33.8 bn
24%
7%
5%
35%
7%
22%
Loan Balance in Percentage
CLP Group
Total HK$9.3 bn
25%
44%
25%
6%
CLP Group + CAPCO
Total HK$21.1 bn
18%
11%
8%
45%
11%
7%
Export Credits
US Dollar Notes
Private Placement
Term Loans
Medium Term Notes
Money Market Line
Interest Rate Base in Percentage
CLP Group
64%
36%
CLP Group + CAPCO
48%
52%
Floating Rate
Fixed Rate
Maturity in Percentage
CLP Group
6%
69%
25%
CLP Group + CAPCO
22%
8%
49%
21%
Within 1 Year
1-2 Years
2-5 Years*
Beyond 5 Years
* Including loan drawdown with current tenor less than 1 year under revolving facility with Final Maturity falling between 2-5 Years.
Currency in Percentage
CLP Group
26%
50%
24%
CLP Group + CAPCO
18%
26%
46%
10%
HK Dollar Loans
US Dollar Loans
Foreign Currency Loans (Hedged into HK Dollars)
AUD Loans (Note 2)

Note: (1) *For the Medium Term Note Programme, only the amount (US$300 million) of the Notes issued was included in the total amount of Available Facility.*
(2) *The Australian dollar loans were incurred to hedge against currency exposure of the Group's investment in Yallourn Energy.*

Credit Rating

The Group's financial strength has long been recognised by Standard & Poor's (S&P) and Moody's. Our credit ratings are supported by the strong cash flow generating ability and prudent financial structure of the Group. Our premier credit ratings can facilitate and enhance our position in various local and overseas business activities, including fund raising, investment and new business opportunities of the Group. The current credit ratings of CLP Holdings and CLP Power are as follows:–

	CLP Holdings		CLP Power		HKSAR Government	
	S&P	Moody's	S&P	Moody's	S&P	Moody's
Long-term Rating						
Foreign currency	A+	A3	A+	A3	A+	A3
Local currency	A+	Aa2	A+	Aa1	AA-	Aa3
Outlook	Stable	Positive	Stable	Positive	Stable	Positive
Short-term Rating						
Foreign currency	A-1	P-1	A-1	P-1	A-1	P-1
Local currency	A-1	—	A-1	—	A-1+	—

Risk Management

The Group uses derivative instruments, including forward foreign exchange contracts, currency swaps and interest rate swaps, to manage its exposure to foreign currency and interest rate risks with an objective to minimise the impact of exchange rate and interest rate fluctuation on earnings, reserves and tariff charges to customers. The Group's interest rate risks are managed according to our preferred interest rate mix model. Foreign currency exposures mainly arise from loan repayment obligations, purchases of goods and services and overseas investment activities. Derivative instruments are employed solely for hedging purposes, and speculation is strictly prohibited. All hedging transactions are with counterparties with acceptable credit ratings. A limit is assigned to each counterparty for monitoring the credit exposure. Other than derivative instruments, the Group also adopts an approach of financing its investments by borrowings of matching currency where appropriate to mitigate its currency risk.

During 2002, the Group hedged the currency exposure arising from its investments in Yallourn Energy by refinancing the investment with borrowing in Australian dollars. In addition, the Group has swapped its full US dollar obligations related to the US$300 million notes issued in 2002 into HK dollars to eliminate the currency exposure, and swapped part of the floating rate obligations into fixed rate to achieve the preferred interest rate mix. CAPCO also entered into interest rate swaps with notional principal amount of HK$2.3 billion to hedge the interest rate exposure of the floating rate loan arranged for refinancing certain existing loans.

Forward contracts and currency swaps are utilised, when suitable opportunities arise, to hedge the Group's US dollar exposure on loan interest/repayments, fuel-related payments and other projected expenditures. As at 31 December 2002, the Group had outstanding forward foreign exchange contracts, currency swaps and interest rate swaps amounting to HK$30.0 billion (HK$32.3 billion for CLP Group and CAPCO combined). Out of this total, interest rate swaps accounted for about 7.2% and US dollar forward foreign exchange contracts and currency swaps accounted for about 90.6%. The fair value for these off-balance sheet financial instruments was HK$370 million (HK$325 million for CLP Group and CAPCO combined), which represents the net proceeds we would receive if these forward foreign exchange contracts, currency swaps and interest rate swaps were closed out at 31 December 2002. As all these off-balance sheet financial instruments are employed solely for hedging purposes, the Group is not exposed to market risk because the change in fair value will be offset by an opposite change in the values of the underlying hedged items. The Group has no significant operating lease commitments or sale and leaseback arrangements.

Maturity Profile of Off-Balance Sheet Financial Instruments

as at 31 December 2002


HK$M
16,000
12,000
8,000
4,000
0
CLP Group
CLP Group + CAPCO
Within 1 year
1-2 years
2-5 years
Over 5 years
Forward Foreign Exchange Contracts
Currency Swaps
Interest Rate Swaps

Cash Flows – Group

Cash used in investment activities included the capital expenditure of CLP Power as well as investments in power projects in the Chinese mainland and the Asia-Pacific region, partly offset by dividends received from CLP Power and affiliated companies, as well as profit received from the Hok Un joint venture.

Cash Flows (Group)	2002 HK$M	2001 HK$M	Change HK$M
Cash provided by / (used in):			
Operating activities	**6,953**	6,138	815
Investing activities	**(4,509)**	(4,730)	221
Financing activities	**(2,008)**	(3,500)	1,492
	436	(2,092)	2,528

Net cash provided by operating activities increased by HK$815 million in 2002, reflecting the good performance of CLP Power in 2002. Net cash used in financing activities in 2002 primarily reflects the payment of dividends, partly offset by increase in borrowings.

Funding Position - Company

CLP Holdings	2002 HK$M	2001 HK$M	Increase/ (Decrease)%
Dividends received			
SoC business	**6,261**	5,499	13.9
Non-SoC business	**1,068**	251	
Total ordinary dividends received	**7,329**	5,750	27.5
Property business	**1,293**	2,019	
Total dividends received	**8,622**	7,769	11.0
Less:			
Company's expenditures	**(85)**	(123)	
Net financing income/(expense)	**(101)**	(16)	
Net cash inflow	**8,436**	7,630	10.6
Less:			
Ordinary dividends paid	**(3,805)**	(3,645)	
Special dividends paid	**(1,469)**	(562)	
Net cash inflow after dividends paid	**3,162**	3,423	(7.6)
Less:			
Investment in subsidiaries	**(3,887)**	(2,099)	
Share repurchase	**(397)**	(2,282)	
Capital expenditure	**(6)**	(2)	
Net cash (outflow)	**(1,128)**	(960)	17.5
Company debt	**(2,113)**	(960)	120.1
Bank balances	**25**	—	

Net cash inflow of the Company was in the form of dividends from subsidiaries and affiliated companies. After the dividend payment to shareholders, the Company had HK$3,162 million surplus in 2002 available for making investments and for share repurchases. In 2002, the Company obtained loans of HK$1,153 million from banks to fund investments and share repurchases. As a result, the Company's debt increased to HK$2,113 million for 2002 (2001: HK$960 million).

New Accounting Pronouncements

In December 2001, the Hong Kong Society of Accountants issued one new accounting standard that affects the Group's consolidated financial statements for the year 2002. This is Statement of Standard Accounting Practice (SSAP) No. 34 "Employee Benefits".

CLP continues to monitor and adopts, as far as practicable, best practice in reporting standards and disclosure in its financial statements. Note 8 to the Accounts for the year 2002 presents the accounting treatment and the disclosure relating to staff retirement benefits of the Group as required in SSAP No. 34.

The adoption of SSAP No. 34 has resulted in the recognition of employee retirement benefit plan assets of HK$1,194 million with a corresponding increase in the Retained Profits, as a prior year adjustment at 31 December 2001, in accordance with the transitional arrangements arising from the adoption of this SSAP.

Financial Information on Jointly Controlled Entities and Associated Companies

As the proportion of the Group's business activities carried out through affiliated companies increases, their financial importance to the Group grows. Hence, additional financial information on our significant jointly controlled entities, namely CAPCO, GNPJVC and the CLP Powergen joint ventures – Yallourn Energy and GPEC, is provided in Note 17 to the Accounts.

Information for American Depositary Receipts (ADR) Holders

The principal trading market for the CLP Holdings shares is the Stock Exchange of Hong Kong. The shares are also traded in the over-the-counter market in the United States in the form of ADR. As required by the relevant laws, the Company will file an annual report in Form 20-F with the United States Securities and Exchange Commission before 30 June 2003.

The Group's financial statements are prepared in accordance with Hong Kong (HK) generally accepted accounting principles (GAAP) modified as necessary to comply with the Scheme of Control. HK GAAP differs in certain respects from United States (US) GAAP. The Form 20-F to be filed will contain a summary of the differences between HK GAAP and US GAAP which have an effect on the consolidated profit or shareholders' funds of the Group.

CLP Group's Financial Obligations at a Glance as at 31 December 2002

In recent years, market concerns have grown regarding the financial risks associated with borrowings and unconsolidated financial obligations of listed companies. It is our policy to adopt a prudent approach to such matters. The purpose of the following chart is to explain the total financial obligations of the CLP Group by classifying them into five categories according to their degree of recourse to CLP Holdings.

Category

Category		Description
1	**Borrowings of CLP Holdings & Subsidiaries**	Debts of the Company and its subsidiaries. (As set out in Note 27 to the Accounts)
2	**Borrowings of CAPCO & PSDC**	100% of the debts of CAPCO and PSDC. Although the Group holds only a 40% interest in CAPCO and a 49% interest in PSDC, CLP Power has commitments to these companies through power purchase and service agreements, which are further explained in the Scheme of Control Statement on page 134 and Note 32 to the Accounts.
3	**Share of debts of jointly controlled entities with majority ownership***	Share of debts of jointly controlled entities in which the Group holds an interest of 50% or more. These debts are non-recourse to the Company and its subsidiaries.
4	**Share of debts of affiliates with minority ownership***	Share of debts of affiliated companies in which the Group holds less than a 50% interest. These debts are non-recourse to the Company and its subsidiaries.
5	**Contingent liabilities**	Contingent liabilities of the Company and its subsidiaries, arising from undertakings given to third parties. Details of these are set out in Note 31 to the Accounts.

* In respect of Categories 3 and 4, the share of debts are calculated by reference to the Group's shareholding in the relevant affiliated companies

(HK$M)

Entity	HK$M
CLP Holdings	$2,113
CLP Power	$6,742
CLP Power China	$0
CLP Power International	$88
HK Nuclear Investment Co.	$0
CLP Property	$354
CAPCO	$11,832
PSDC	$706
Yallourn Energy (73.6%)	$4,193
GPEC (80.0%)	$1,278
Shandong (29.4%), CLP Guohua (49.0%), Shenmu (49.0%), Huaiji (41.5%) — Total	$5,355
Ho-Ping (40.0%), EGCO (22.4%) — Total	$3,697
GNPJVC (25.0%)	$1,365
Shandong	$3,792
Yallourn Energy	$698

Total 2002 (HK$M)	Total 2001 (HK$M)
$9,297	$5,567
$12,538	$14,679
$5,471	$3,898
$10,417	$10,588
$4,490	$4,239

Financial Section

Statutory Reports and Financial Statements

The Directors have pleasure in submitting their Report together with the audited Accounts for the year ended 31 December 2002.

Principal Activities

The principal activity of the Company is investment holding and the principal activities of the subsidiaries are the generation and supply of electricity. Particulars of the Company's principal subsidiary companies are shown under Note 16 to the Accounts.

Consolidated Accounts

The consolidated Accounts incorporate the Accounts of the Company and its subsidiaries (collectively referred to as the Group) together with the Group's interests in jointly controlled entities and associated companies. Details of the jointly controlled entities and associated companies are provided under Notes 17 and 18 to the Accounts.

Earnings and Final Dividend

	HK$M	HK$M
Group earnings for the year	7,079	
Less: Interim dividends (HK$1.14 per share) paid	(2,746)	
Balance after interim dividends		4,333
The Directors recommend that this balance be dealt with as follows:–		
Final dividend (HK$0.51 per share)		1,228
Special final dividend (HK$0.23 per share)		554
Retained earnings for the year		2,551
		4,333

Subject to approval of the Directors' recommendation by shareholders at the Annual General Meeting to be held on 5 May 2003, the final dividend and special final dividend will be paid on 6 May 2003.

Performance

A discussion and analysis of the Group's performance during the year and the material factors underlying its results and financial position are provided in the Management's Discussion and Analysis on pages 46 to 77 of this Annual Report.

Share Capital

Details of movements in the share capital of the Company during the year are set out in Note 25 to the Accounts.

Purchase, Sale or Redemption of the Company's Listed Shares

During the year, the Company repurchased a total of 13,240,500 shares of HK$5.00 each of the Company on The Stock Exchange of Hong Kong Limited at an aggregate price of HK$396 million. Details of the repurchases are set out in Note 25 to the Accounts. All the shares repurchased up to 31 December 2002 have been cancelled. The repurchases were effected by the Directors for the enhancement of long-term shareholder value.

Save as disclosed above, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed shares during the year.

Reserves

Distributable reserves of the Company amounted to HK$16,340 million as at 31 December 2002 (2001: HK$4,287 million as restated). Movements in the reserves of the Company and the Group during the year are set out in the Statement of Changes in Equity on pages 90 and 91 of this Annual Report.

Fixed Assets

Additions to the fixed assets of the Group for the year totalled HK$4,935 million (2001: HK$4,653 million), comprising principally transmission and distribution equipment, land and buildings.

Additions to the fixed assets of the jointly controlled generating companies incorporated in Hong Kong totalled HK$950 million for the year.

Details of movements in the fixed assets of the Group are shown under Note 15 to the Accounts.

Bank Overdrafts, Bank Loans and Other Borrowings

The total borrowings of the Group as at 31 December 2002 amounted to HK$9,297 million (2001: HK$5,567 million). Particulars of borrowings including bank overdrafts and bank loans are set out in Note 27 to the Accounts.

Financial Assistance and Guarantees to Affiliated Companies

The financial assistance given to affiliated companies and guarantees given for facilities granted to affiliated companies have in aggregate exceeded 25% of the Group's net assets as at 31 December 2002. Pursuant to Practice Note 19 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules), consent has been obtained from The Stock Exchange of Hong Kong Limited that the Company can include a statement of the indebtedness, contingent liabilities and capital commitments of the affiliated companies as at 31 December 2002 in place of a proforma combined balance sheet of the affiliated companies in this Annual Report.

Details of the statement of indebtedness, capital commitments and contingent liabilities are shown under Note 33 to the Accounts.

Finance Costs Capitalised

Finance costs amounting to HK$203 million (2001: HK$134 million) were capitalised by the Group during the year as set out in Note 4 to the Accounts.

Donations

Donations by the Group for charitable and other purposes amounted to HK$2,048,000 (2001: HK$1,588,000).

Ten-year Summary

A summary of the results for the year and of the assets and liabilities of the Group as at 31 December 2002 and for the previous nine financial years are set out on pages 136 and 137 of this Annual Report.

Directors

With the exception of Mr. P. C. Tan, who was appointed as a Director of the Company on 1 January 2003 in place of Mr. S. F. Goldmann who retired on 31 December 2002, the Directors of the Company, whose names appear on pages 16 and 17 of this Annual Report, were Directors for the whole year. Their biographical details as at the date of this Report are set out on the same pages. Details of Directors' remuneration are provided under Note 6 to the Accounts.

Mr. Michael Price retired as an Executive Director of the Company effective from 1 April 2002, after 24 years of service with the Group.

Mr. P. C. Tan, being a new Director appointed by the Board, retires at the forthcoming Annual General Meeting in accordance with Article 109 of the Company's Articles of Association and, being eligible, offers himself for re-election.

Apart from the Group Managing Director and Executive Directors, all the Directors are subject to retirement by rotation and re-election at the Annual General Meeting. In accordance with Article 103 of the Company's Articles of Association, Mr. R. J. McAulay, Dr. William K. Fung, Mr. I. D. Boyce and Mr. J. S. Dickson Leach retire by rotation and, being eligible, offer themselves for re-election.

None of the Directors offering themselves for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation.

Alternate Directors

The Alternate Directors in office during the year ended 31 December 2002 were as follows:–

Mr. J. S. Dickson Leach, alternate to The Hon. Michael D. Kadoorie	}	
Mr. W. E. Mocatta, alternate to Mr. J. S. Dickson Leach	}	
Mr. J. A. H. Leigh, a ternate to Mr. R. Bischof	}	(for the year)
Mr. P. W. Greenwood, alternate to Mr. J. A. H. Leigh	}	
Mr. I. D. Boyce, alternate to Mr. R. J. McAulay	}	
Mr. I. D. Boyce, alternate to Mr. W. E. Mocatta	}	
Ms. L. J. Ryerkerk, alternate to Mr. S. F. Goldmann	}	

In light of Mr. S. F. Goldmann's retirement, Ms. L. J. Ryerkerk ceased to be Mr. Goldmann's alternate on 1 January 2003 and was appointed as Mr. P. C. Tan's alternate on the same date.

Directors' Interests

The interests of Directors in the shares of the Company as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance (SDI Ordinance) as at 31 December 2002 were as follows:–

	No. of Ordinary Shares Held				
Directors	*Personal Interests*	*Family Interests*	*Corporate Interests*	*Other Interests*	*Total Interests*
The Hon. Michael D. Kadoorie	—	1,243	—	472,423,717 Notes (1) & (2)	472,424,960
W. E. Mocatta	—	250,000	—	—	250,000
J. S. Dickson Leach	3,436	—	—	—	3,436
R. J. McAulay	13,141	—	—	439,787,424 Notes (1) & (3)	439,800,565
The Hon. Sir S. Y. Chung	393,789	—	—	—	393,789
William K. Fung	120,000	—	—	—	120,000
R. Bischof	35,000	—	—	—	35,000
Andrew Brandler	20,600	—	—	—	20,600
Peter P. W. Tse	20,600	—	—	—	20,600
Peter W. Greenwood	5,600	—	—	—	5,600

Notes :

(1) 233,379,505 shares were held by discretionary trusts, of which The Hon. Michael D. Kadoorie and Mr. R. J. McAulay are two of the beneficiaries.

(2) 239,044,212 shares were held by discretionary trusts, of which The Hon. Michael D. Kadoorie is a beneficiary.

(3) 206,407,919 shares were held by discretionary trusts, of which Mr. R. J. McAulay, his wife and members of his family are beneficiaries.

Mr. S. F. Goldmann had disclosed personal interests in 2,400 American Depositary Receipts for CLP Holdings shares as at 31 December 2002.

Mr. P. C. Tan, who was appointed as a Director of the Company on 1 January 2003, had disclosed family interests in 5,000 shares of the Company as at the date of this Report.

Save as disclosed above, at no time during the year was the Company or any of its subsidiary companies a party to any arrangement to enable any Director of the Company or the spouse or children under 18 years of age of any Director to acquire benefits by an acquisition of shares in the Company or any other body corporate.

No contracts of significance, in relation to the Company's business, to which the Company and any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial Shareholders' Interests

As at 31 December 2002, Bermuda Trust Company Limited (BTCL) had disclosed interests in 682,978,836 ordinary shares of the Company as recorded in the register maintained by the Company under Section 16(1) of the SDI Ordinance.

The interests of BTCL in the Company are duplicated by the interests in the shares of the Company held by discretionary trusts as disclosed above by the Directors.

As recorded on 30 December 2002 in the Register of Shareholdings under Rule 26.6 of the Hong Kong Code on Takeovers and Mergers maintained by the Securities and Futures Commission, BTCL, The Hon. Michael D. Kadoorie, Mr. R. J. McAulay, The Sir Horace Kadoorie International Foundation and The Incorporated Trustees of the Kadoorie Foundation (the Parties) had registered their aggregated interests in 839,028,074 ordinary shares in CLP Holdings as at 19 October 2001, representing 33.96% of the issued share capital of the Company on that date. The Parties' aggregated interests in CLP Holdings as at the date of this Report have increased accordingly to 34.84% as a result of repurchases made by the Company pursuant to its longstanding opportunistic on-market Share Repurchase Programme.

Senior Management

The biographical details of the Senior Management as at the date of this Report are set out on page 25 of this Annual Report. Details of the remuneration of the Senior Management are provided under Note 7 to the Accounts.

Major Customers and Suppliers

Purchases from the Group's five largest suppliers together accounted for 95.73% of the Group's total purchases during the year.

Castle Peak Power Company Limited is the largest supplier (61.91%) of which Ms. L. J. Ryerkerk, Mr. W. E. Mocatta and Mr. Andrew Brandler are Directors and Mr. J. S. Dickson Leach and Mr. Peter W. Greenwood are Alternate Directors.

The second largest supplier to the Group is Guangdong Nuclear Investment Company, Limited (19.43%) in which the Group has no interest.

The third largest supplier to the Group is Guangdong Nuclear Power Joint Venture Company, Limited (10.80%) of which Mr. W. E. Mocatta, Mr. Andrew Brandler and Mr. Peter P. W. Tse are Directors and Mr. J. S. Dickson Leach is an Alternate Director.

The fourth largest supplier to the Group is Hong Kong Pumped Storage Development Company, Limited (2.55%) of which Ms. L. J. Ryerkerk, Mr. W. E. Mocatta and Mr. Andrew Brandler are Directors and Mr. J. S. Dickson Leach is an Alternate Director.

The fifth largest supplier to the Group is Kum Shing (KF) Construction Co. Ltd. (1.04%) in which the Group has no interest.

The first, third and fourth largest suppliers are jointly controlled entities of the Group. With the exception of Kum Shing (KF) Construction Co. Ltd. which is a contractor providing engineering services, all the above entities supply electricity to the Group.

Sales to the Group's five largest customers together represented less than 30% of the Group's total turnover during the year.

Related Party Transactions

Details of the significant related party transactions undertaken in the normal course of business are provided under Note 32 to the Accounts. None of these related party transactions constitutes a discloseable connected transaction as defined under the Listing Rules.

Standard Accounting Practices

The Company does not comply with Statement of Standard Accounting Practice No. 12 "Accounting for Deferred Tax" issued by the Hong Kong Society of Accountants. The reason for the departure from Standard Accounting Practice is described under Note 1(B) to the Accounts.

Corporate Governance

The Accounts for the year have been reviewed by the Audit Committee of the Board. All of its members are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters.

The Company has complied with the Code of Best Practice contained in Appendix 14 of the Listing Rules throughout the year. Further details on the subject of corporate governance and a summary of the terms of reference of each of the Committees appointed by the Board are set out on pages 18 to 24 of this Annual Report.

Directors' Responsibilities for the Accounts

The Directors are responsible for the preparation of the accounts for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing these accounts for the year ended 31 December 2002, the Directors have selected suitable accounting policies and applied them consistently; made judgements and estimates that are prudent, fair and reasonable; stated the reason for departure from Statement of Standard Accounting Practice No. 12 and prepared the accounts on a going concern basis. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

Auditors

The Accounts for the year have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for reappointment at the Annual General Meeting of the Company.

By Order of the Board

The Hon. Michael D. Kadoorie
Chairman

Hong Kong, 24 February 2003

Report of the Auditors to the Members of CLP Holdings Limited

(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 87 to 133. These accounts have been prepared in accordance with the accounting policies set out on pages 93 to 97, including the modification to accounting principles generally accepted in Hong Kong as set out in Note 1(B).

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, on the basis of the accounting policies set out on pages 93 to 97, the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 24 February 2003

Consolidated Profit and Loss Account

for the year ended 31 December 2002

	Note	2002 HK$M	2001 HK$M
Turnover	2	**26,134**	24,999
Expenses			
Purchases of electricity from CAPCO	32	**10,191**	9,815
Purchases of nuclear electricity	32	**4,976**	5,013
Pumped storage service fee	32	**419**	424
Staff expenses		**945**	929
Other net operating costs		**1,331**	1,246
Depreciation		**1,749**	1,624
		19,611	19,051
Property disposal gain	5(A)	**313**	—
Operating profit	2, 3	**6,836**	5,948
Finance costs	4	**(189)**	(187)
Finance income	4	**33**	29
Hok Un redevelopment profit	5(B)	**282**	1,752
Share of profits less losses of jointly controlled entities		**2,976**	2,339
Share of profits less losses of associated companies		**86**	71
Profit before taxation		**10,024**	9,952
Taxation	9	**(1,302)**	(1,189)
Profit after taxation		**8,722**	8,763
Transfers under SoC	10	**(1,643)**	(1,506)
Earnings	11		
SoC earnings (page 135)		**5,814**	5,422
Non-SoC operating earnings	12	**890**	461
Unallocated net finance (costs)/income		**(54)**	11
Unallocated Group expenses		**(117)**	(105)
Group operating earnings		**6,533**	5,789
Hok Un redevelopment profit/property disposal gain	5	**546**	1,468
Total earnings		**7,079**	7,257
Dividends	13		
Interim dividends paid			
Ordinary		**2,746**	2,605
Final dividends			
Ordinary		**1,228**	1,059
Special		**554**	1,469
		4,528	5,133
Earnings per share	14	**HK$2.94**	HK$2.92
Earnings per share excluding Hok Un redevelopment profit/property disposal gain	14	**HK$2.71**	HK$2.33

Consolidated Balance Sheet

at 31 December 2002

	Note	2002 HK$M	2001 HK$M (Restated)
Capital Employed			
Fixed assets	15	**36,550**	33,577
Investments in jointly controlled entities	17	**18,855**	15,786
Investments in associated companies	18	**1,448**	1,230
Investment securities	19	**287**	731
Employee retirement benefit plan assets	8	**1,138**	1,194
		58,278	52,518
Current assets			
Deposits, bank balances and cash	20	**516**	80
Other investments	21	**671**	—
Stores		**67**	43
Trade and other receivables	22	**1,256**	1,581
		2,510	1,704
Current liabilities			
Customers' deposits		**(2,684)**	(2,450)
Short-term loans and current portion of long-term loans and other borrowings	27	**(570)**	(1,499)
Fuel clause account	23	**(512)**	(448)
Taxation payable		**(196)**	(166)
Trade and other payables	24	**(3,091)**	(2,678)
		(7,053)	(7,241)
Net current liabilities		**(4,543)**	(5,537)
Total assets less current liabilities		**53,735**	46,981
Represented by			
Share capital	25	**12,041**	12,107
Share premium	26	**1,164**	11,281
Reserves		**21,800**	9,252
Proposed dividends		**1,782**	2,528
Shareholders' funds		**36,787**	35,168
Long-term loans and other borrowings	27	**8,727**	4,068
Deferred taxation	28	**3,721**	3,391
Development Fund	10(A)	**3,372**	3,177
Special provision account	10(B)	**670**	766
Rate reduction reserve	10(C)	**458**	411
		53,735	46,981

The Hon. Michael D. Kadoorie
Chairman

Andrew Brandler
Group Managing Director

Hong Kong, 24 February 2003

Balance Sheet

at 31 December 2002

	Note	2002 HK$M	2001 HK$M (Restated)
Capital Employed			
Fixed assets	15	**8**	4
Investments in subsidiary companies	16	**34,132**	31,041
Employee retirement benefit plan assets	8	**29**	29
		34,169	31,074
Current assets			
Bank balances and cash		**25**	—
Trade and other receivables	22	**7**	13
		32	13
Current liabilities			
Bank loans	27	**(11)**	(960)
Trade and other payables	24	**(61)**	(36)
		(72)	(996)
Net current liabilities		**(40)**	(983)
Total assets less current liabilities		**34,129**	30,091
Represented by			
Share capital	25	**12,041**	12,107
Share premium	26	**1,164**	11,281
Reserves		**17,040**	4,175
Proposed dividends		**1,782**	2,528
Shareholders' funds		**32,027**	30,091
Long-term loans	27	**2,102**	—
		34,129	30,091

The Hon. Michael D. Kadoorie
Chairman

Andrew Brandler
Group Managing Director

Hong Kong, 24 February 2003

Statement of Changes in Equity

for the year ended 31 December 2002

	Share Capital HK$M	Share Premium HK$M	Capital Redemption Reserve HK$M	Other Reserves HK$M	Retained Profits HK$M	Total HK$M
Group						
Balance at 1 January 2001, as previously reported	10,406	13,362	2,036	(73)	7,689	33,420
Surplus of employee retirement benefit plan assets over liabilities (Note 8)	—	—	—	—	1,194	1,194
Balance at 1 January 2001, restated	10,406	13,362	2,036	(73)	8,883	34,614
Exchange differences arising on translation of:						
jointly controlled entities	—	—	—	(197)	—	(197)
associated companies	—	—	—	(21)	—	(21)
Net gains and losses not recognised in the profit and loss account	—	—	—	(218)	—	(218)
One-for-five bonus issue	2,081	(2,081)	—	—	—	—
Repurchase of ordinary shares	(380)	—	380	—	(2,282)	(2,282)
Earnings for the year	—	—	—	—	7,257	7,257
Dividends declared for the year						
2000 finals	—	—	—	—	(1,602)	(1,602)
2001 interims	—	—	—	—	(2,605)	(2,605)
Share of other reserves of jointly controlled entities and associated company	—	—	—	4	—	4
Balance at 31 December 2001, restated	12,107	11,281	2,416	(287)	9,651[a]	35,168
Company and subsidiary companies, restated	12,107	11,281	2,416	(292)	5,134	30,646
Jointly controlled entities	—	—	—	2	4,335	4,337
Associated company	—	—	—	3	182	185
Balance at 31 December 2001, restated	12,107	11,281	2,416	(287)	9,651	35,168
Balance at 1 January 2002, as previously reported	12,107	11,281	2,416	(287)	8,457	33,974
Surplus of employee retirement benefit plan assets over liabilities (Note 8)	—	—	—	—	1,194	1,194
Balance at 1 January 2002, restated	12,107	11,281	2,416	(287)	9,651	35,168
Exchange differences arising on translation of :						
jointly controlled entities	—	—	—	182	—	182
associated company	—	—	—	29	—	29
Net gains and losses not recognised in the profit and loss account	—	—	—	211	—	211
Repurchase of ordinary shares	(66)	—	66	—	(397)	(397)
Transfer of share premium to retained profits (Note 26)	—	(10,117)	—	—	10,117	—
Earnings for the year	—	—	—	—	7,079	7,079
Dividends declared for the year						
2001 finals	—	—	—	—	(2,528)	(2,528)
2002 interims	—	—	—	—	(2,746)	(2,746)
Balance at 31 December 2002	**12,041**	**1,164**	**2,482**	**(76)**	**21,176[b]**	**36,787**
Company and subsidiary companies	12,041	1,164	2,482	(81)	17,235	32,841
Jointly controlled entities	—	—	—	1	3,678	3,679
Associated companies	—	—	—	4	263	267
Balance at 31 December 2002	**12,041**	**1,164**	**2,482**	**(76)**	**21,176**	**36,787**

(a) The proposed final dividends at 31 December 2001 and balance of retained profits after proposed final dividends were HK$2,528 million and HK$7,123 million respectively.

(b) The proposed final dividends at 31 December 2002 and balance of retained profits after proposed final dividends were HK$1,782 million and HK$19,394 million respectively.

	Share Capital HK$M	Share Premium HK$M	Capital Redemption Reserve HK$M	Retained Profits HK$M	Total HK$M
Company					
Balance at 1 January 2001, as previously reported	10,406	13,362	2,036	3,395	29,199
Surplus of employee retirement benefit plan assets over liabilities (Note 8)	—	—	—	29	29
Balance at 1 January 2001, restated	10,406	13,362	2,036	3,424	29,228
One-for-five bonus issue	2,081	(2,081)	—	—	—
Repurchase of ordinary shares	(380)	—	380	(2,282)	(2,282)
Earnings for the year	—	—	—	7,352	7,352
Dividends declared for the year					
2000 finals	—	—	—	(1,602)	(1,602)
2001 interims	—	—	—	(2,605)	(2,605)
Balance at 31 December 2001, restated	12,107	11,281	2,416	4,287[(a)]	30,091
Balance at 1 January 2002, as previously reported	12,107	11,281	2,416	4,258	30,062
Surplus of employee retirement benefit plan assets over liabilities (Note 8)	—	—	—	29	29
Balance at 1 January 2002, restated	12,107	11,281	2,416	4,287	30,091
Repurchase of ordinary shares	(66)	—	66	(397)	(397)
Transfer of share premium to retained profits (Note 26)	—	(10,117)	—	10,117	—
Earnings for the year	—	—	—	7,607	7,607
Dividends declared for the year					
2001 finals	—	—	—	(2,528)	(2,528)
2002 interims	—	—	—	(2,746)	(2,746)
Balance at 31 December 2002	**12,041**	**1,164**	**2,482**	**16,340[(b)]**	**32,027**

(a) The proposed final dividends at 31 December 2001 and balance of retained profits after proposed final dividends were HK$2,528 million and HK$1,759 million respectively.

(b) The proposed final dividends at 31 December 2002 and balance of retained profits after proposed final dividends were HK$1,782 million and HK$14,558 million respectively.

At 31 December 2002, distributable reserves of the Company amounted to HK$16,340 million (2001: HK$4,287 million as restated).

Consolidated Cash Flow Statement

for the year ended 31 December 2002

	Note	2002		2001	
		HK$M	HK$M	HK$M	HK$M
Operating Activities					
Cash generated from operations	29	**7,849**		7,307	
Operating interest paid		**(164)**		(192)	
Interest received		**15**		30	
Profits tax paid		**(747)**		(1,007)	
Net Cash Inflow from Operating Activities			**6,953**		6,138
Investing Activities					
Capital expenditure		**(4,734)**		(4,471)	
Capitalised interest paid		**(178)**		(119)	
Proceeds from disposal of fixed assets		**85**		88	
Investments in, loans, and advances to jointly controlled entities		**(3,364)**		(3,478)	
Investments in associated companies		**(100)**		(61)	
Purchase of investment securities		**(187)**		(88)	
Dividends received from investments					
— jointly controlled entities		**2,318**		1,811	
— associated company		**53**		57	
— other investment		**17**		17	
Profit received from Hok Un joint venture		**1,581**		1,514	
Net Cash Outflow from Investing Activities			**(4,509)**		(4,730)
Net Cash Inflow before Financing			**2,444**		1,408
Financing					
Proceeds from long-term borrowings		**4,595**		1,722	
Repayment of long-term borrowings		**(156)**		(76)	
(Decrease)/increase in short-term borrowings		**(776)**		1,343	
Repurchase of ordinary shares		**(397)**		(2,282)	
Dividends paid		**(5,274)**		(4,207)	
Net Cash Outflow from Financing			**(2,008)**		(3,500)
Increase/(decrease) in cash and cash equivalents			**436**		(2,092)
Cash and cash equivalents at beginning of the year			**80**		2,172
Cash and Cash Equivalents at end of the year			**516**		80
Analysis of cash and cash equivalents					
Deposits, bank balances and cash	20		**516**		80

1. Significant Accounting Policies

A. Basis of Preparation

Other than noted in Note 1(B) below, the accounts have been prepared under the historical cost convention, in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

On 1 January 2002, the Group adopted Statement of Standard Accounting Practice (SSAP) No. 34 "Employee Benefits". The effect of this new policy on the accounts and the transition treatment are explained in Note 1(N) — Employee Benefits.

B. Scheme of Control (SoC)

The financial operations of the Company's major subsidiary company, CLP Power Hong Kong Limited (CLP Power), and its jointly controlled entity, Castle Peak Power Company Limited (CAPCO), are governed by an SoC Agreement entered into with the Government of the Hong Kong Special Administrative Region. Their accounts are prepared in conformity with Hong Kong generally accepted accounting principles, modified as necessary to comply with the terms of the SoC, the main features of which are summarised on page 134. The only such modification which is significant to the Group's accounts is in respect of deferred taxation.

In accordance with the SoC, the charge for taxation fully recognises deferred taxation arising from timing differences attributable to accelerated depreciation allowances. No provision is made for other timing differences as these are immaterial. It is unlikely that a liability will crystallise in respect of accelerated depreciation allowances in the foreseeable future. Accordingly, the above policy does not comply with the ruling SSAP No. 12 "Accounting for Deferred Tax" issued by the Hong Kong Society of Accountants, which states that deferred taxation should not be provided in these circumstances.

Under the arrangement of the SoC, this departure from ruling SSAP No. 12 does not have any effect on earnings or total deferred liabilities. The departure has the effect of reducing the transfer under the SoC for the year 2002 by HK$330 million (2001: HK$281 million).

C. Basis of Consolidation

The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiary companies made up to the balance sheet date and include the Group's interests in jointly controlled entities and associated companies on the basis set out in Notes 1(E) and 1(F) below respectively. Goodwill arising on consolidation represents the excess of purchase consideration over the fair value ascribed to the separable net assets of the entity or company acquired and is amortised on a straight-line basis over its estimated useful economic life.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

1. Significant Accounting Policies (continued)

D. Subsidiary Companies

A subsidiary company is a company which is controlled by the Company and in which the Company has an interest, directly or indirectly, in more than 50% of the issued equity as defined in the Hong Kong Companies Ordinance. Control represents the power to govern the financial and operating policies of that company. Investments in subsidiary companies are carried in the balance sheet of the Company at cost less provision for impairment. Provisions for investments in and advances to subsidiary companies are made when the subsidiary company carries net assets lower than the respective CLP Holdings' cost of investment and the diminution is considered not to be recoverable in the near future. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

E. Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities.

F. Associated Companies

An associated company is a company, not being a subsidiary company or jointly controlled entity, in which the Group holds equity share capital for the long term and can exercise significant influence in its management.

The consolidated profit and loss account includes the Group's share of the results of the associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

G. Turnover

Turnover represents sale of electricity, other electricity-related revenue, property income, supply and maintenance services. Sale of electricity is based on actual and accrued consumption derived from meters read during the year. Other revenue is recognised when services are rendered or sales are completed.

1. Significant Accounting Policies (continued)

H. Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation. Major renewals and improvements which will result in future economic benefits, in excess of the originally assessed standard of performance of the existing assets, are capitalised, while maintenance and repair costs are charged to the profit and loss account in the year in which they are incurred.

Depreciation of fixed assets used for the electricity-related business in Hong Kong is based on the rates authorised under the SoC. During the 1998 SoC interim review, agreement was reached with the Government to extend the useful life of overhead lines (132kV and above) from 30 years to 35 years. As a result, the net book value of these overhead lines as at 30 September 1998 was written off uniformly over the remainder of their extended useful lives.

Except for the above, the following bases apply to fixed assets other than land which is not depreciated in accordance with the SoC. The cost will be written off uniformly over the useful lives of the assets commencing from the date of commissioning.

Buildings	33 years
Overhead lines (132kV and above)	35 years
Overhead lines (below 132kV) and cables	30 years
Generating plant, switchgear and transformers	25 years
Meters, system control equipment, furniture, tools, communication and office equipment	10 years
Computers and office automation equipment other than those forming part of the generating plant	5 years
Motor vehicles	5 years

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

I. Impairment of Long-Lived Assets

The Group reviews the carrying amounts of long-lived assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount.

J. Properties under Development

Properties under development comprise land cost and development expenses including professional charges and are stated at the lower of cost and net realisation value. The income from the sale of development properties is recognised only when the property or any portion thereof contracted for sale is completed and the relevant occupation permit is issued.

1. Significant Accounting Policies (continued)

K. Investments in Securities

(i) Held-to-maturity securities

Held-to-maturity securities are stated in the balance sheet at cost plus/less any discount/ premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest income/expense in the profit and loss account. Provision is made when there is a diminution in value which is other than temporary.

The carrying amounts of individual held-to-maturity securities or holdings of the same securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account as an expense immediately.

(ii) Investment securities

Investment securities are stated at cost less any provision for impairment. Impairment is assessed in accordance with other long-lived assets.

(iii) Fixed-income securities

Fixed-income securities, which are intended to be held for an identified long-term purpose, are accounted for using the benchmark treatment and classified as investment securities. Investment securities are stated at cost less any provision for impairment.

(iv) Other investments

Other investments are carried at fair value. At each balance sheet date, the net unrealised gains or losses from the change in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments, representing the difference between net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

L. Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange prevailing at the balance sheet date or at the relevant forward contract rates where applicable. Exchange differences are included in the profit and loss account. Transactions during the year are converted into Hong Kong dollars at the rates of exchange ruling at the dates of transactions.

The accounts of subsidiary companies, jointly controlled entities or associated companies denominated in foreign currencies are translated into Hong Kong dollars using the year end rates of exchange for balance sheet items and the average rates of exchange for the year for the profit and loss account. Exchange differences are dealt with as a movement in reserves.

1. Significant Accounting Policies (continued)

M. Borrowing Costs

Borrowing costs include interest and other costs incurred in connection with the borrowing of funds. Borrowing costs are charged to the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to complete.

N. Employee Benefits

The Group has classified its two retirement benefit schemes, which are established under trust with the assets held separately from those of the Group in trustee-administered funds, as defined benefit schemes.

Retirement benefit costs are assessed using the projected unit credit method. Under this method the regular cost of providing retirement benefits is spread over the service lives of employees in accordance with the advice of qualified actuaries who carry out periodic valuations of the two schemes. The retirement benefit obligation is measured based upon the estimated future cash outflows, discounted by reference to market yields on high quality corporate bonds which have a similar term as the related liabilities. Plan assets are measured at fair value. Actuarial gains and losses are recognised over the average remaining service lives of employees. The surplus of plan assets over the present value of benefit obligations, if recognised, is restricted to the present value of economic benefits available to the Group. This is a change in accounting policy, as in previous years the cost of providing retirement benefits was charged to the profit and loss account to the extent of contributions paid to the funds. This change in accounting policy has not impacted the prior year profit and loss account, as contributions paid during 2001 were in line with the charge required under SSAP No. 34.

Pursuant to the requirements of SSAP No. 34, the Group has recognised an asset in respect of the pension surplus at 31 December 2001 as a prior year adjustment (Note 8).

O. Related Parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

P. Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year.

2. Turnover and Segment Information

An analysis of the Group's turnover, contribution to operating profit and profit before financing and taxation for the year, by principal activities, is as follows:–

	Turnover		Operating Profit/ (Loss) (A)		Profit/(Loss) Before Financing and Taxation (B)	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M	**2002 HK$M**	2001 HK$M
SoC business	**25,844**	24,806	**7,147**	6,419	**8,719**	7,910
Power projects outside Hong Kong	**35**	17	**(214)**	(211)	**1,299**	706
Telecom business	**71**	9	**(175)**	(192)	**(182)**	(192)
Other businesses	**184**	167	**195**	37	**461**	1,791
Unallocated Group expenses	**—**	—	**(117)**	(105)	**(117)**	(105)
	26,134	24,999	**6,836**	5,948	**10,180**	10,110

Other than those in relation to the SoC business, none of the other segment assets exceeded 10% of the operating assets attributable to all business segments.

(A) Operating Profit/(Loss) is stated before taking into account the Group's share of the results of jointly controlled entities and associated companies.

(B) Profit/(Loss) Before Financing and Taxation is stated after taking into account the Group's share of the results of jointly controlled entities and associated companies.

2. Turnover and Segment Information (continued)

The Group operates, through its subsidiary companies, jointly controlled entities and associated companies, in three major geographical regions — Hong Kong, the Chinese mainland and the Asia-Pacific region.

Information about the Group's operations by geographical regions is as follows:–

2002	Hong Kong HK$M	Chinese Mainland HK$M	Asia-Pacific Region HK$M	Unallocated Items HK$M	Total HK$M
Turnover	25,118	977	36	3	**26,134**
Segment results	7,119	(70)	(96)	(117)	**6,836**
Hok Un redevelopment profit	282	—	—	—	**282**
Share of profits/(losses) of jointly controlled entities	1,531	1,112	333	—	**2,976**
Share of profits/(losses) of associated companies	(7)	—	93	—	**86**
Profit/(Loss) before financing and taxation	8,925	1,042	330	(117)	**10,180**
Finance costs					**(189)**
Finance income					**33**
Taxation					**(1,302)**
Profit after taxation					**8,722**
Transfers under SoC					**(1,643)**
Earnings for the year					**7,079**
Capital expenditure (Note (a))	4,923	19	186	6	**5,134**
Depreciation	1,710	35	2	2	**1,749**
Amortisation of goodwill and cost of investment	9	48	35	—	**92**
Impairment charges	97	—	—	—	**97**
At 31 December 2002					
Segment assets	38,161	752	1,012	44	**39,969**
Investments in jointly controlled entities	6,232	6,328	6,295	—	**18,855**
Investments in associated companies	150	—	1,298	—	**1,448**
Cash and cash equivalents	—	—	—	516	**516**
Consolidated total assets	44,543	7,080	8,605	560	**60,788**
Segment liabilities	10,658	48	29	52	**10,787**
Total borrowings					**9,297**
Tax liabilities					**3,917**
Consolidated total liabilities					**24,001**

Note (a): Includes additions of fixed assets and other segment assets.

2. Turnover and Segment Information (continued)

2001	Hong Kong HK$M	Chinese Mainland HK$M	Asia-Pacific Region HK$M	Unallocated Items HK$M	Total HK$M
Turnover	24,273	706	18	2	24,999
Segment results	6,239	(69)	(110)	(112)	5,948
Hok Un redevelopment profit	1,752	—	—	—	1,752
Share of profits/(losses) of jointly controlled entities	1,474	1,137	(272)	—	2,339
Share of profit of associated company	—	—	71	—	71
Profit/(Loss) before financing and taxation	9,465	1,068	(311)	(112)	10,110
Finance costs					(187)
Finance income					29
Taxation					(1,189)
Profit after taxation					8,763
Transfers under SoC					(1,506)
Earnings for the year					7,257
Capital expenditure (Note (a))	4,618	35	86	2	4,741
Depreciation	1,586	35	2	1	1,624
Amortisation of goodwill and cost of investment	2	46	15	—	63
At 31 December 2001					
Segment assets	35,205	760	1,124	37	37,126
Investments in jointly controlled entities	6,764	6,181	2,841	—	15,786
Investment in associated company	—	—	1,230	—	1,230
Cash and cash equivalents	—	—	—	80	80
Consolidated total assets	41,969	6,941	5,195	117	54,222
Segment liabilities	9,850	27	18	35	9,930
Total borrowings					5,567
Tax liabilities					3,557
Consolidated total liabilities					19,054

Note (a): Includes additions of fixed assets and other segment assets.

3. Operating Profit

	2002 HK$M	2001 HK$M
Operating profit is stated after charging/(crediting) the following:		
Charging		
Staff costs (A)		
Salaries and other costs	**1,275**	1,276
Retirement benefits costs		
— defined benefit costs (Note 8)	**85**	101
— defined contribution plan (Mandatory Provident Fund)	**2**	1
Loss on disposal of fixed assets	**79**	107
Auditors' remuneration	**4**	3
Impairment loss and write back	**70**	—
Loss on curtailment of employee retirement benefit plan (Note 8)	**83**	—
Crediting		
Other net exchange gains	**(6)**	(9)
Net rental income from properties	**(16)**	(18)
Capital gains on disposal of other properties	**(8)**	(52)
Gain on disposal of staff quarters at Ho Man Tin Hill Road	**(313)**	—

(A) Staff costs include amounts recharged to jointly controlled entities for services provided and amounts allocated to project development costs (Note 32).

4. Finance Costs and Income

	2002 HK$M	2001 HK$M
Finance costs:		
Interest on bank loans and overdrafts	**127**	63
Interest on other loans		
wholly repayable within five years	**166**	165
not wholly repayable within five years	**62**	—
Interest on customers' deposits and others	**23**	86
Finance charges	**36**	11
Exchange gains	**(22)**	(4)
	392	321
Less: amount capitalised within fixed assets	**(203)**	(134)
	189	187
Capitalisation rate (%)	**51.8**	41.7
Finance income:		
Net interest income from investment securities	**11**	6
Interest income on bank deposits	**5**	23
Interest income on advance to a jointly controlled entity	**17**	—
	33	29

5. Hok Un Redevelopment Profit/Property Disposal Gain

			2002 HK$M	2001 HK$M
(A)	Property disposal gain	(Note (a))	**313**	—
(B)	Hok Un redevelopment profit:	(Note (b))		
	Share of profit before taxation		**282**	1,751
	Reversal of provision		**—**	1
			282	1,752
	Taxation		**(49)**	(284)
	Share of profit after taxation		**233**	1,468
			546	1,468

Note (a): The Group recorded a capital gain from disposal of a site which was formerly used as staff quarters in Ho Man Tin Hill.

Note (b): During the year, the Group recorded its share of profit arising from the sale of further units of Phases 4 and 5 and car parking spaces at Laguna Verde.

6. Directors' Remuneration

The CLP Holdings' Board is currently composed of 13 Non-executive Directors and three Executive Directors.

Non-Executive Directors' Remuneration

The fees paid to the Non-executive Directors are set at levels in line with market practice as a result of regular independent reviews and benchmarked with comparable Hong Kong listed companies. The levels of remuneration for Directors have remained unchanged since 1995. In the year ended 31 December 2002, the fees paid to each of the Non-executive Directors were as follows:–

	HK$
Chairman	**225,000**
Vice-Chairmen	**150,000**
Non-executive Directors	**100,000**
Additional fee for Directors serving on the Audit Committee	**50,000**

The total amount of fees paid to the five (2001: four) Independent Non-executive Directors during the year was HK$589,167 (2001: HK$439,671).

Executive Directors' and Senior Management Remuneration

There are three key components of Executive Directors' and Senior Management remuneration:

(A) Base Compensation

Base compensation is reviewed annually taking into consideration the competitive market position, market practice and individual performance. For the Executive Directors and members of Senior Management, base compensation accounts for approximately 50% to 80% of total remuneration.

6. Directors' Remuneration (continued)

(B) Incentive Bonus

The levels of the incentive bonus are set by the Human Resources & Remuneration Committee, which comprises solely Non-executive Directors.

Annual Incentive

The annual incentive payout depends upon the performance of the CLP Group, the business units, the functions and the individuals concerned. Key measures include achievement of financial goals and operational performance targets. For the Executive Directors and members of Senior Management, the annual incentive target accounts for 15% to 40% of total remuneration.

Individuals who attain target performance are awarded a pre-set Annual Incentive amount. The actual payout ranges from zero to two times the pre-set amount, subject to performance.

Long-term Incentive

The Executive Directors and members of Senior Management are also eligible to take part in the Long-term Incentive Plan — the "Phantom Share Plan", which accounts for 5% to 10% of their total remuneration at target performance.

The Phantom Share Plan is designed to align the interests of the Executive Directors and other Senior Management with those of the Shareholders by an award that is pegged to the creation of Shareholder value. A three-year financial target is set every year to drive towards higher performance and to ensure that such performance is sustained over the long-term.

Individuals who attain target performance are awarded a pre-set award payout. The actual award ranges from zero to one and a half times the pre-set amount, subject to performance. The award is further adjusted to reflect the share price performance of CLP Holdings, with dividends reinvested, over the same three-year period. Subject to certain vesting conditions, the award is payable in the first quarter of the 4th year. The first award will be payable in 2004.

(C) Pension Arrangements

The Executive Directors and members of Senior Management are eligible to join the defined contribution section of the Group's retirement fund. The Group's contribution to the retirement fund amounts to a maximum of 12.5% of base compensation.

Early retirement/termination compensation is not part of the remuneration arrangements for the Executive Directors or Senior Management, but may be payable, where appropriate, upon approval by the Chairman of the Human Resources and Remuneration Committee.

The Group does not have, and has never had, a share option scheme.

6. Directors' Remuneration (continued)

The total remuneration of the Directors is shown below:

		2002 HK$M	2001 HK$M
Fees		**2**	2
Base compensation, allowances and benefits in kind		**13**	12
Performance bonus	(Note (a))	**10**	7
Provident fund contributions		**2**	1
Early retirement compensation	(Note (b))	**10**	—
		37	22

The Directors' remuneration is within the following bands:

		Number of Individuals 2002	2001
HK$nil – HK$1,000,000		**13**	13
HK$1,000,001 – HK$1,500,000	(Note (c))	—	1
HK$2,000,001 – HK$2,500,000	(Note (c))	—	1
HK$5,000,001 – HK$5,500,000		**1**	—
HK$8,000,001 – HK$8,500,000		**1**	1
HK$9,000,001 – HK$9,500,000		**1**	1
HK$13,000,001 – HK$13,500,000	(Note (b))	**1**	—

The remuneration details of the current Executive Directors are shown below:

	Base Compensation, Allowances & Benefits HK$M	Performance Bonus (Note (a)) HK$M	Provident Fund Contribution HK$M	Total HK$M
2002				
Group Managing Director & CEO	4.7	3.7	0.6	**9.0**
Executive Director & CFO	4.3	3.5	0.5	**8.3**
Director & Company Secretary	3.2	1.7	0.4	**5.3**
	12.2	8.9	1.5	**22.6**
2001				
Group Managing Director & CEO	5.3	3.1	0.6	9.0
Executive Director & CFO	4.4	3.2	0.5	8.1
Director & Company Secretary (Note (c))	1.0	0.2	0.1	1.3
	10.7	6.5	1.2	18.4

6. Directors' Remuneration (continued)

Note (a): Performance bonus for the Executive Directors for years 2002 and 2001 consists of annual incentives only. Long-term incentives, as explained above, only vest and become payable once the relevant vesting conditions have been satisfied. The first payments will be payable in 2004.

Accruals have been made in the performance bonus for year 2002. These accruals represent the difference between an executive director's entitlement to the 2002 annual bonus at the target level of performance which will be payable in 2003, and the interim bonus already paid in 2002 as part of the arrangements for transition to a performance-based senior management compensation structure.

Note (b): Early retirement compensation was paid to a former Executive Director.

Note (c): For the Executive Director who served for part of year 2001, the director's remuneration only includes remuneration for the period he served as director.

7. Senior Management Remuneration

The eight highest paid individuals in the Group during the year included three (2001: two) who served as Directors for the full year and one (2001: two) who served as a Director for part of the year. The details of the remuneration of these eight individuals were:

		2002 HK$M	2001 HK$M
Base compensation, allowances and benefits in kind		25	28
Performance bonus	(Note (a))	18	14
Provident fund contributions		4	3
Early retirement/termination compensation	(Note (b))	21	—
		68	45

Of the remuneration, HK$22 million (2001: HK$10 million) has been charged to the SoC operation.

The remuneration paid to these eight individuals is within the following bands:

		Number of Individuals 2002	2001
HK$3,500,001 – HK$4,000,000		—	3
HK$4,000,001 – HK$4,500,000		—	1
HK$5,000,001 – HK$5,500,000		1	1
HK$6,000,001 – HK$6,500,000		2	—
HK$6,500,001 – HK$7,000,000		—	1
HK$7,500,001 – HK$8,000,000	(Note (b))	1	—
HK$8,000,001 – HK$8,500,000		1	1
HK$9,000,001 – HK$9,500,000		1	1
HK$11,500,001 – HK$12,000,000	(Note (b))	1	—
HK$13,000,001 – HK$13,500,000	(Note (b))	1	—

Note (a): Performance bonus for the Executive Directors and members of Senior Management for years 2002 and 2001 consists of annual incentives only. Long-term incentives, as explained above, only vest and become payable once the relevant vesting conditions have been satisfied. The first payment will be payable in 2004.

Accruals have been made in the performance bonus for the Executive Directors and members of Senior Management for year 2002. These accruals represent the difference between the individual's entitlement to the 2002 annual bonus at the target level of performance which will be payable in 2003, and the interim bonus already paid in 2002 as part of the arrangements for transition to a performance-based senior management compensation structure.

Note (b): Early retirement/termination compensation was paid to three individuals, including one former Executive Director.

8. Retirement Benefits

(A) The Group currently operates two retirement funds, one for professional and general staff, and the other for industrial staff. Both funds are established under trust with the assets of the funds held separately from those of the Group by an independent trustee, and are Mandatory Provident Fund (MPF) exempted schemes under the Occupational Retirement Schemes Ordinance. Commencing 1 December 2000, the Group also participates in a master trust MPF scheme operated by an independent service provider.

The fund for professional and general staff consists of three programmes: the defined benefit programme, the segregated fund programme and the defined contribution programme (introduced on 1 December 2000). The defined benefit programme provides benefits that are linked to final pay and requires member contributions of 5% of base compensation. Both the defined contribution programme and the segregated fund programme provide benefits linked to contributions and investments thereon. The defined contribution programme further provides members with a guarantee that benefits will not be less than mandatory company contributions to a basic MPF scheme. The defined contribution programme requires member contributions of at least 2.5% of base compensation, whereas members are not required to contribute under the segregated fund programme. The defined benefit programme and the segregated fund programme have been closed to new employees since 1 December 2000. Furthermore, all remaining members in the defined benefit programme have been transferred to the defined contribution programme upon business close on 31 December 2002.

The fund for industrial staff consists of two programmes: the defined benefit programme and the defined contribution programme (introduced on 1 December 2000). The defined benefit programme provides benefits that are linked to final pay and does not require member contributions. The defined contribution programme provides benefits linked to contributions and investments thereon and provides members with a guarantee that benefits will not be less than mandatory company contributions to a basic MPF scheme. The defined contribution programme requires members to contribute at least 2.5% of base compensation (waived for existing members who opted to join the defined contribution programme at inception). The defined benefit programme has been closed to new employees since 1 December 2000. Furthermore, all remaining members in the defined benefit programme have been transferred to the defined contribution programme upon business close on 31 December 2002.

8. Retirement Benefits (continued)

The Group's total retirement benefit costs for the year ended 31 December 2002, including contribution to a master trust MPF scheme, were HK$134 million (2001, including contribution to a master trust MPF scheme: HK$157 million). The latest valuations of the retirement funds were carried out as of 31 December 2001 by Mr. Aaron Wong, Principal Consulting Actuary, of Watson Wyatt Hong Kong Limited, using the projected unit credit method. These valuations showed that the ratio of net assets available for benefits to aggregate past service liabilities was 123% and 145% for professional & general staff fund and the industrial staff fund respectively.

(B) On 1 January 2002, the Group adopted SSAP No. 34 "Employee Benefits". Retirement benefit costs are assessed using the projected unit credit method. Under this method the regular cost of providing retirement benefits is spread over the service lives of employees in accordance with the advice of qualified actuaries who carry out periodic valuations of the two funds. This is a change in accounting policy, as in previous years the cost of providing retirement benefits was charged to the profit and loss account to the extent of contributions paid to the funds. The effect of this change in policy has been to increase shareholders' funds at 1 January 2002 and 1 January 2001 by HK$1,194 million. This change in accounting policy has not impacted the prior year profit and loss account as contributions paid during 2001 were in line with the charge required under SSAP No. 34.

The retirement benefit obligation is measured based upon the estimated future cash outflows, discounted by reference to market yields on high quality corporate bonds which have a similar term as the related liabilities. Plan assets are measured at fair value. Actuarial gains and losses are recognised over the average remaining service lives of employees. The surplus of plan assets over the present value of benefit obligations (the "surplus"), if recognised, has to be restricted to the present value of economic benefits available to the Group, as required by SSAP No. 34.

In the second half of year 2000, to prepare for the transfer of the majority of the members in the defined benefit programme to the new defined contribution programme on 1 December 2000, a large portion of the plan investments were converted to cash. At that time, the Group also announced that those members (about 1% of total members) remaining with the defined benefit programme would be transferred to the defined contribution programme or MPF upon implementation of the revised remuneration scheme within the next two to three years. Before the transfer of the remaining members and relevant approvals, the defined benefit programme could not be wound up to enable economic benefits to become available to the Group. Consequently, the directors were of the opinion that material economic benefits associated with the surplus would not be available to the Group and hence no asset was recognised in the 30 June 2002 interim report.

8. Retirement Benefits (continued)

In the second half of year 2002, the Group announced the implementation of a revised remuneration scheme for implementation by stages commencing from January 2003 and, in accordance with the plan developed in 2000, transferred the remaining members in the defined benefit programme to the defined contribution programme upon business close on 31 December 2002. At the same time, the Group obtained the relevant approvals in principle to enable the winding up of the defined benefit programmes. In accordance with the Trustee Deeds, upon winding up the retirement benefit schemes, any surplus assets after meeting the obligation to the members will be returned to the Group. It therefore became clear that the surplus was indeed available to the Group upon the completion of a routine administrative process involving the transfer of defined benefit members to the defined contribution programme and the winding up of the existing schemes; the economic benefits associated with the surplus therefore accrued to the Group at both 30 June 2002 and 31 December 2001. Accordingly, the recognition of an asset in respect of the pension surplus at 31 December 2001 has been recorded as a prior year adjustment as required by the transitional rules of SSAP No. 34. This treatment differs from that recognised in our 2002 interim report as a result of the unavailability of further information regarding the economic benefits available to the Group at 31 December 2001 as set out above.

On 31 December 2002, the remaining members in the defined benefit programme were transferred to the defined contribution programme. This represented a curtailment of the defined benefit programme. Accordingly, all actuarial losses of HK$83 million arising during the year have been recognised in the profit and loss account.

The amounts recognised in the balance sheet, which are limited to the present value of economic benefits available to the Group and the Company, are determined as follows:–

	Group		Company	
	2002	2001	**2002**	2001
	HK$M	HK$M	**HK$M**	HK$M
Fair value of plan assets	**5,757**	5,810	**154**	159
Present value of funded obligations	**(4,619)**	(4,616)	**(125)**	(130)
Net retirement benefit plan assets as at 31 December	**1,138**	1,194	**29**	29

The plan assets include the Company's ordinary shares with a fair value of HK$297 million.

8. Retirement Benefits (continued)

The amounts recognised in the profit and loss account were as follows:–

	Group	
	2002	2001
	HK$M	HK$M
Current service cost	**162**	157
Interest cost	**295**	324
Expected return on plan assets	**(326)**	(325)
Total expenses before curtailment	**131**	156
Less: amount capitalised	**(46)**	(55)
Total, included in staff costs (Note 3)	**85**	101
Loss on curtailment of the schemes	**83**	—
Total costs	**168**	101

Movement in the asset recognised in the balance sheet:–

	Group	
	2002	2001
	HK$M	HK$M
Fund plan assets surplus at 1 January	**1,194**	1,194
Expenses recognised before curtailment	**(131)**	(156)
Loss on curtailment of the schemes	**(83)**	—
Contributions paid	**158**	156
Fund plan assets surplus at 31 December (Note (a))	**1,138**	1,194

The principal actuarial assumptions used were as follows:–

	2002	2001
	%	%
Discount rate	**6.5**	7.0
Expected rate of return on plan assets	**5.6**	5.6
Expected rate of future base compensation increases	**4.0**	4.0

Note (a): The net asset recognised in the balance sheet of the Group at 1 January 2001 is derived from the net asset of HK$1,194 million at 31 December 2001 adjusted by the expense of HK$156 million and contributions paid of HK$156 million for 2001.

9. Taxation

	2002 HK$M	2001 HK$M
Taxation in the consolidated profit and loss account represents:		
Current taxation		
On SoC profit — Hong Kong		
Subsidiary company		
— current year	516	520
— provision written back	—	(269)
Jointly controlled entity	256	260
	772	511
On Non-SoC profit		
Subsidiary companies		
— Hong Kong	253	247
— outside Hong Kong	8	7
Jointly controlled entities		
— Hong Kong	5	3
— outside Hong Kong	135	115
Associated companies		
— outside Hong Kong	2	—
	403	372
	1,175	883
Deferred taxation		
On SoC profit — Hong Kong		
Subsidiary company	330	281
Jointly controlled entity	(10)	(22)
	320	259
On Non-SoC profit		
Jointly controlled entity — Hong Kong	(193)	47
	127	306
	1,302	1,189

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the year. Taxation on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

10. Transfers under Scheme of Control (SoC)

The financial operations of CLP Power are governed by an SoC Agreement. In accordance with this Agreement, transfers required under the SoC are shown below:–

	2002 HK$M	2001 HK$M
Transfers under SoC		
To Development Fund (A)	**(1,420)**	(1,201)
From special provision account (B)	**96**	—
To rate reduction reserve (C)	**(319)**	(305)
	(1,643)	(1,506)

Movements on the Development Fund, special provision account and rate reduction reserve of CLP Power are as follows:–

		2002 HK$M	2001 HK$M
(A)	Development Fund		
	Balance at beginning of year	**3,177**	2,923
	Transfer from profit and loss account	**1,420**	1,201
	One-off rebate	**(558)**	(340)
	Business relief rebate	**(41)**	—
	Special rebates to customers	**(626)**	(607)
	Balance at end of year	**3,372**	3,177

CLP Power provided each customer as at 31 December 2002 with a one-off rebate determined on the basis of HK¢1.5 per unit of electricity consumption during 2002, with a minimum rebate of HK$250 for each residential customer and HK$700 for each non-residential customer. The one-off rebate was funded by the Development Fund (HK$558 million), the rate reduction reserve (HK$101 million) and the fuel clause account (HK$223 million). In addition, a business relief rebate of HK¢0.2 per unit (2001: nil) amounting to HK$41 million was made to non-residential customers in 2002. The rebate was charged directly to the Development Fund.

In year 2001, CLP Power provided each customer with a rebate of HK$220 which was charged to the Development Fund (HK$340 million) and the rate reduction reserve (HK$99 million).

The special rebate of HK¢2.2 per unit (2001: HK¢2.2 per unit) made to customers during the year amounted to HK$626 million (2001: HK$607 million).

10. Transfers under SoC (continued)

		2002 HK$M	2001 HK$M
(B)	Special provision account		
	Balance at beginning of year	**766**	766
	Transfer to profit and loss account	**(96)**	—
	Balance at end of year	**670**	766

CLP Power and its jointly controlled generating company, Castle Peak Power Company Limited, agreed with the Government in December 1999 to further defer construction of units 7 & 8 of the Black Point Power Station. It was also agreed that a total of HK$803 million be set aside from the Development Fund to a special provision account to which the deferral premium incurred will be charged. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generating units. During the year, HK$96 million (2001: nil) of deferral premium was charged to the special provision account.

		2002 HK$M	2001 HK$M
(C)	Rate reduction reserve		
	Balance at beginning of year	**411**	371
	Transfer from profit and loss account	**319**	305
	One-off rebate	**(101)**	(99)
	Rebates to customers	**(171)**	(166)
	Balance at end of year	**458**	411

A rebate of HK¢0.6 per unit (2001: HK¢0.6 per unit) was made to customers during the year.

11. Earnings

Of the consolidated earnings of HK$7,079 million (2001: HK$7,257 million), HK$7,607 million (2001: HK$7,352 million) has been dealt with in the accounts of the Company.

12. Non-SoC Operating Earnings

	2002 HK$M	2001 HK$M
Income from power projects outside Hong Kong	**1,150**	576
Sales to the Chinese mainland	**64**	44
Telecom business	**(182)**	(192)
Other businesses	**(142)**	33
	890	461

13. Dividends

	2002		2001	
	HK$ per share	HK$M	HK$ per share	HK$M
Interim dividends paid	**1.14**	**2,746**	1.05	2,605
Final dividend	**0.51**	**1,228**	0.44	1,059
Special final dividend	**0.23**	**554**	0.61	1,469
	1.88	**4,528**	2.10	5,133

At the Board meeting held on 24 February 2003 the directors recommended a final dividend of HK$0.51 per share and a special final dividend of HK$0.23 per share. The proposed dividends are not reflected as dividends payable in these accounts, but as a separate component of the shareholders' funds for the year ended 31 December 2002.

14. Earnings Per Share

The prescribed figure for earnings per share which includes the Hok Un redevelopment profit/property disposal gain (Note 5) is computed as follows:–

	2002	2001
Earnings for the year (HK$M)	**7,079**	7,257
Weighted average number of shares in issue (thousand shares)	**2,408,783**	2,486,583
Earnings per share (HK$)	**2.94**	2.92

To enable investors to understand better the Group's results, an additional earnings per share figure, excluding the Hok Un redevelopment profit/property disposal gain, is provided below:

	2002 HK$M	2001 HK$M
Earnings for the year	**7,079**	7,257
Less: Hok Un redevelopment profit/property disposal gain	**(546)**	(1,468)
Earnings excluding Hok Un redevelopment profit/property disposal gain	**6,533**	5,789
Earnings per share excluding Hok Un redevelopment profit/property disposal gain (HK$)	**2.71**	2.33

Fully diluted earnings per share is not included as the Company does not have any diluting equity instruments as at 31 December 2002.

15. Fixed Assets

Group

	Land HK$M	Buildings HK$M	Plant, Machinery and Equipment HK$M	Total HK$M
Cost				
At 1 January 2002	2,085	5,000	40,628	47,713
Additions	98	823	4,014	4,935
Transfers and disposals	(26)	(84)	(459)	(569)
At 31 December 2002	2,157	5,739	44,183	52,079
Accumulated depreciation				
At 1 January 2002	—	1,271	12,865	14,136
Charge for the year	—	134	1,615	1,749
Transfers and disposals	—	(69)	(318)	(387)
Impairment charge	—	—	31	31
At 31 December 2002	—	1,336	14,193	15,529
Net book value				
At 31 December 2002	**2,157**	**4,403**	**29,990**	**36,550**
At 31 December 2001	2,085	3,729	27,763	33,577

Included in fixed assets is equipment awaiting installation and plant under construction, the book values of which at 31 December 2002 were HK$356 million and HK$5,926 million respectively (2001: HK$372 million and HK$5,233 million respectively) for the Group.

The tenure of the land of the Group is as follows:–

	2002 HK$M	2001 HK$M
Held in Hong Kong:		
On long-term leases (over 50 years)	**176**	128
On medium-term leases (10–50 years)	**1,979**	1,955
On short-term leases (less than 10 years)	**2**	2
	2,157	2,085

Company

The fixed assets of the Company were HK$8 million (2001: HK$4 million), comprising mainly office furniture, fittings and equipment. The additions and depreciation for the year were HK$6 million and HK$2 million respectively.

16. Investments in Subsidiary Companies

	2002 HK$M	2001 HK$M
Unlisted shares, at cost	**23,673**	24,153
Provisions for impairment losses	**(100)**	(100)
Advances to subsidiary companies, less provisions	**10,592**	7,028
Advances from subsidiary companies	**(33)**	(40)
	34,132	31,041

The advances to/from subsidiary companies are unsecured, interest free and have no fixed repayment terms except:

(i) an advance to CLP Properties Group of HK$11 million (2001: nil), which is repayable on demand and bears average interest of 2.03% per annum; and

(ii) an advance from CLP Properties Group of HK$14 million (2001: HK$23 million), which is repayable on demand and bears interest of 1.75% (2001: 1.75%) per annum.

The table below lists the principal subsidiary companies of the Group.

Name	Issued Share Capital	Percentage of Issued Capital Directly Held in 2002 and 2001	Place of Incorporation/ Operation	Principal Activity
CLP Power Hong Kong Limited	2,488,320,000 shares of HK$5 each	100	Hong Kong	Generation and Supply of Electricity
Hong Kong Nuclear Investment Company Limited	300,000 shares of HK$1,000 each	100	Hong Kong/ Chinese mainland	Power Project Investment Holding
CLP Engineering Limited	410 shares of HK$10,000 each	100	Hong Kong	Engineering Services
CLP Power China Limited	192,000,000 shares of US$1 each	100	British Virgin Islands/ Chinese mainland	Power Projects Investment Holding
CLP Power International Limited	192,000 shares of US$1,000 each	100	British Virgin Islands/ International	Power Projects Investment Holding
CLP Properties Limited	15,000,000 shares of HK$10 each	100	Hong Kong	Property Investment Holding
CLP Telecommunications Limited	10,000,000 shares of HK$10 each	100	Hong Kong	Telecommunications Business
CLP Enterprises Limited	1 share of US$1	100	British Virgin Islands/ Hong Kong and Chinese mainland	Energy-related Investment Holding
CLP Research Institute Limited	1 share of US$1	100	British Virgin Islands/ Hong Kong	Research and Development

17. Investments in Jointly Controlled Entities

The table below lists the share of net assets of the jointly controlled entities of the Group.

	2002 HK$M	2001 HK$M
Castle Peak Power Company Limited (A)		
Share of net assets	175	186
Advances	4,856	4,268
Special loan	78	78
	5,109	4,532
Guangdong Nuclear Power Joint Venture Company, Limited (B)		
Share of net assets	3,071	3,095
CLP Powergen joint venture — Gujarat Paguthan Energy Corporation Private Limited (C)		
Share of net assets other than goodwill	2,486	—
Unamortised goodwill on acquisition	274	—
	2,760	—
CLP Powergen joint venture — Yallourn Energy Pty Limited (D)		
Share of net assets	2,073	1,789
Advances	221	40
	2,294	1,829
Hok Un joint venture (E)		
Share of net assets	825	1,872
Advances	—	60
	825	1,932
Shandong Zhonghua Power Company Limited (F)		
Share of net assets	1,367	1,390
Ho-Ping Power Company (G)		
Share of net assets other than goodwill	982	759
Unamortised goodwill on acquisition	242	249
	1,224	1,008
CLP Guohua Power Company Limited (H)		
Share of net assets other than goodwill	895	792
Unamortised goodwill on acquisition	121	129
	1,016	921
Hong Kong Pumped Storage Development Company, Limited (I)		
Share of net assets	12	11
Advances	300	290
	312	301
Others (J)		
Share of net assets other than goodwill	535	456
Unamortised goodwill on acquisition	67	77
Advances	313	245
Impairment charge	(38)	—
	877	778
	18,855	15,786

17. Investments in Jointly Controlled Entities (continued)

The purchased goodwill of jointly controlled entities is being amortised on a straight-line basis over its estimated useful economic life. Movement of goodwill is shown as below:

	2002 HK$M	2001 HK$M
Gross Amount	**463**	261
Accumulated amortisation	**(8)**	—
Balance at beginning of year	**455**	261
Addition for the year	**282**	214
Amortisation for the year	**(34)**	(8)
Exchange differences	**1**	(12)
Gross Amount	**746**	463
Accumulated amortisation	**(42)**	(8)
Balance at end of year	**704**	455

(A) Castle Peak Power Company Limited (CAPCO) is 40% owned by CLP Power and 60% owned by ExxonMobil Energy Limited and is incorporated in Hong Kong. Its principal activity is the generation of electricity for the sole supply to CLP Power. While CAPCO owns the power generation assets, CLP Power builds and operates all CAPCO's power stations and is the sole offtaker.

Under the terms of the revised CAPCO Deed of Subordination, in the event of the winding up of CAPCO, CLP Power's advances to it would be subordinated to certain loans of CAPCO. CLP Power's advances to CAPCO may be withdrawn only to the extent that the shareholders' funds exceed two-thirds of the aggregate principal amount outstanding of the said loans. In this context the shareholders' funds represent the sum of the issued share capital, shareholders' advances, special advances, deferred taxation, retained profits and any proposed dividend.

The Special Loan to CAPCO is non-interest bearing and repayable in full on 30 September 2008.

17. Investments in Jointly Controlled Entities (continued)

In view of the significance of this investment, an extract of the accounts of CAPCO for the years ended 31 December is set out as follows:–

	2002 HK$M	2001 HK$M
Results for the year		
Turnover	**10,262**	9,864
Profit before taxation	**3,917**	3,716
Group's share of profit before taxation for the year	**1,572**	1,491
Net assets as at year end		
Fixed assets	**26,836**	27,433
Current assets	**1,392**	1,333
Current liabilities	**(5,164)**	(4,253)
Deferred taxation	**(2,706)**	(2,731)
Long-term liabilities	**(7,733)**	(10,591)
	12,625	11,191

(B) Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) is 25% owned by the Group and 75% owned by Guangdong Nuclear Investment Company, Limited and is incorporated in the Chinese mainland. This company constructed and operates the Guangdong Daya Bay Nuclear Power Station and its principal activity is the generation of electricity for supply to Hong Kong and Guangdong Province.

In view of the significance of this investment, an extract of the management accounts of GNPJVC, after making adjustment to conform with the Group's significant accounting policies, for the years ended 31 December is set out as follows:–

	2002 HK$M	2001 HK$M
Results for the year		
Turnover	**7,146**	7,111
Profit before taxation	**3,028**	3,056
Group's share of profit before taxation for the year	**757**	764
Net assets as at year end		
Fixed assets	**17,646**	19,302
Current assets	**3,404**	3,389
Current liabilities	**(2,166)**	(2,690)
Long-term liabilities	**(6,599)**	(7,623)
	12,285	12,378

17. Investments in Jointly Controlled Entities (continued)

(C) On 20 February 2002, the Group acquired an 80% interest in a newly formed joint venture company (with the remaining 20% held by Powergen) which during the period acquired a 100% equity interest in Gujarat Paguthan Energy Corporation Private Limited, India (GPEC). GPEC owns a combined cycle 655MW power station in Gujarat, India. GPEC has entered into a 20-year (1998–2018) power purchase agreement with Gujarat Electricity Board (GEB). The total cost of acquisition of the Group's effective equity interest of 80% in GPEC was HK$2,249 million, including cash consideration of HK$2,218 million. Purchased goodwill was HK$286 million at the time of acquisition. This goodwill is being amortised over the remaining term of the power purchase agreement.

Under the joint venture agreement, none of the joint venture partners has unilateral control over the economic activity of the joint venture. Hence, the Group's interest is accounted for as jointly controlled entity.

In view of the significance of this investment, an extract of the management accounts of GPEC, after making adjustment to conform with the Group's significant accounting policies, for the period since acquisition to 31 December 2002 is set out as follows:–

	2002 **HK$M**	2001 HK$M
Results for the period from acquisition to 31 December 2002		
Turnover	**1,106**	—
Profit before taxation	**220**	—
Group's share of profit before taxation for the period	**176**	—
Net assets as at year end		
Non-current assets	**3,458**	—
Current assets	**2,151**	—
Current liabilities	**(416)**	—
Long-term liabilities	**(2,085)**	—
	3,108	—

GPEC's Contingent Liabilities

1. GPEC has obtained payment for some of its receivables from GEB through bill discounting with recourse. The potential effect on the Group as at 31 December 2002 if these financing arrangements are not settled by GEB is HK$254 million. There is no recourse to the CLP Group beyond GPEC from these arrangements and to date there has been no incident where recourse to GPEC has been necessary.

2. Under an arrangement with a fuel supplier, bills if not settled by GEB are with recourse to GPEC. There is no recourse to the CLP Group beyond GPEC. The potential effect on the Group if recourse to GPEC is applied due to this arrangement, as at 31 December 2002, is HK$91 million.

17. Investments in Jointly Controlled Entities (continued)

(D) The Group owns an 80% interest in two joint venture companies, CLP Powergen Sdn Bhd and CLP Powergen Funding Ltd, incorporated in Malaysia and British Virgin Islands respectively. In February 2001, these joint venture companies completed the acquisition of a 92% interest in Yallourn Energy Pty Limited (Yallourn Energy), which owns a 1,450MW coal-fired plant and dedicated coal mine in Victoria, Australia. Under the joint venture agreement, none of the joint venture partners has unilateral control over the economic activity of the joint venture companies. Hence, the Group's interests are accounted for as jointly controlled entities.

In view of the significance of this investment, an extract of the management accounts of Yallourn Energy, after making adjustment to conform with the Group's significant accounting policies, for the period from acquisition to 31 December 2001 and for the year ended 31 December 2002 is set out as follows:–

	2002 HK$M	2001 HK$M
Turnover	1,486	715
Profit/(Loss) before taxation	116	(347)
Group's share of profit/(loss) before taxation for the year	86	(256)
Net assets as at year end		
Non-current assets	8,633	8,183
Current assets	579	466
Current liabilities	(428)	(628)
Long-term liabilities	(5,968)	(5,589)
	2,816	2,432

(E) The Group entered into a joint venture agreement with a wholly-owned subsidiary company of Cheung Kong (Holdings) Limited in 1991 to develop the Hok Un site at Hung Hom (named Laguna Verde). Under the agreement, the Group has the right to share 50% of profits arising from the project, with a minimum overall profit guaranteed by the subsidiary company of Cheung Kong (Holdings) Limited which also provides all the necessary funding.

In 1999, the joint venture acquired additional Plot Ratio from the Government. Under a separate agreement with the subsidiary company of Cheung Kong (Holdings) Limited, the Group shares 50% of the net proceeds of sale from this additional gross floor area and bears 50% of associated land premium, development and marketing costs.

17. Investments in Jointly Controlled Entities (continued)

(F) Shandong Zhonghua Power Company Limited is 29.4% owned by the Group and is incorporated in the Chinese mainland. This company owns four power stations totalling 3,000MW. Two of the power stations, Shiheng I and Shiheng II are in operation, Liaocheng is under construction and Heze II is entering the final stage of commissioning. All power generated is for supply to the Shandong Grid.

(G) The Group has an interest in 40% of the issued share capital of Ho-Ping Power Company (Ho-Ping), a company which is incorporated in Taiwan. This company has constructed, owns and operates a coal-fired power station and an associated 53km of 345kV transmission line at Ho-Ping in eastern Taiwan. Unit 1 and Unit 2 of the plant commenced operation in June and September 2002 respectively. All power generated is supplied to Taiwan Power Company (Taipower), the government-owned utility of Taiwan. Goodwill associated with the acquisition of Ho-Ping is being amortised over a period of 25 years as the directors are of the opinion that it is appropriate to amortise goodwill over the term of the power purchase agreement signed with Taipower. The goodwill is tested for impairment annually in accordance with the requirements of SSAP No. 30.

(H) CLP Guohua Power Company Limited, the joint stock company owned 51% by Beijing Guohua Electric Power Corporation and 49% by the Group, is incorporated in the Chinese mainland. It holds interests in three coal-fired power stations, namely Beijing Yire Power Station in Beijing, Panshan Power Station in Tianjin and Sanhe Power Station in Hebei, with a combined installed capacity of 2,100MW, of which the joint stock company owns 1,285 equity MW. Goodwill is being amortised over 20 years from the date of acquisition.

(I) Hong Kong Pumped Storage Development Company, Limited is 49% owned by CLP Power and is incorporated in Hong Kong. This company has the right to use 50% of the capacity of Phase I of the Guangzhou Pumped Storage Power Station (GPSPS) in Guangdong Province until 2034.

(J) The Group's other investments include:–

- 41.5% interest in a number of hydro power projects in Huaiji County, Guangdong Province;
- 50% interest in a joint venture undertaken with a subsidiary company of Cheung Kong (Holdings) Limited in Hong Kong to provide second mortgage financing to purchasers of Laguna Verde;
- 49% interest in CLP Guohua Shenmu, which is incorporated in the Chinese mainland and holds an interest in a coal-fired power station — Shenmu Power Station with an installed capacity of 200MW;
- 40% (2001: 27.3%) interest in Precision Marketing Inc., which provides customer database management services in Hong Kong, Taiwan and the Chinese mainland;

17. Investments in Jointly Controlled Entities (continued)

— 80% interest in CLP Powergen Southeast Asia Limited incorporated in Hong Kong, which acquired a 50% interest in BLCP Power Limited (BLCP) in Thailand in December 2001. BLCP entered into a 25-year Power Purchase Agreement with Electricity Generating Authority of Thailand Limited in 1997 to build, own and operate a 1,434MW coal-fired power station in Thailand. This project is under development and construction has not yet commenced. The Group had an effective interest of 40% in the BLCP joint venture. Under the joint venture agreement, none of the parties has unilateral control over the economic activity of BLCP;

— 70% interest in Guizhou CLP Power, which is incorporated in the Chinese mainland and holds an interest in a coal-fired power station in Guizhou — Anshun II Power Station which is under construction and with an installed capacity of 600MW. Under the joint venture agreement, none of the joint venture partners has unilateral control over the economic activity of the joint venture company. Hence, the Group's interest is accounted for as jointly controlled entity; and

— 40% interest in Ho-Ping Power Services Corporation owned by the Group. Its principal activity is to provide operation and maintenance services to Ho-Ping Power Company.

Goodwill on the above investments is being amortised over 10 to 18 years from the date of acquisition.

The advances to jointly controlled entities are unsecured and have no fixed repayment terms whilst the terms of repayment of an advance to the CLP Powergen joint venture in Yallourn Energy, are effectively subject to the associated terms under the senior debt documents and the subordinated notes documents of Yallourn Energy as a borrower. The advances to jointly controlled entities are interest free except for

(i) an advance of HK$298 million (2001: HK$245 million) to a joint venture undertaken with a subsidiary company of Cheung Kong (Holdings) Limited, out of which HK$25 million bears interest based on Hong Kong prime rate; and

(ii) an advance of HK$221 million (2001: HK$40 million) to the CLP Powergen joint venture which bears interest at a fixed margin over the Australian Bank Bill Swap Rates.

18. Investments in Associated Companies

	2002 HK$M	2001 HK$M
Electricity Generating Public Company Limited (EGCO) (A)		
Share of net assets other than goodwill	**1,133**	1,055
Unamortised goodwill on acquisition	**165**	175
	1,298	1,230
PowerCom Network Hong Kong Limited (PowerCom) (B)		
Share of net losses other than goodwill	**(2)**	—
Unamortised goodwill on acquisition	**152**	—
	150	—
	1,448	1,230

The purchased goodwill of associated companies is being amortised on the straight-line basis over its estimated useful economic life of 10 to 16 years. Movement of goodwill is shown as below:

	2002 HK$M	2001 HK$M
Gross Amount	**1,212**	1,205
Accumulated amortisation	**(1,037)**	(1,022)
Balance at beginning of year	**175**	183
Addition for the year	**157**	9
Amortisation for the year	**(19)**	(15)
Exchange differences	**4**	(2)
Gross Amount	**1,373**	1,212
Accumulated amortisation	**(1,056)**	(1,037)
Balance at end of year	**317**	175

(A) EGCO is 22.4% (2001: 22.4%) owned by the Group and is incorporated and listed in Thailand. Its principal activity is the generation of electricity for supply to the Electricity Generating Authority of Thailand. The Group has nominated 4 directors to the EGCO Board out of the total of 13 Board members. The market value as at 31 December 2002 was HK$800 million (2001: HK$766 million).

In 2002, the directors reviewed the carrying value of the investment in EGCO. Based on value in use, it was concluded that no additional impairment is required for the investment.

18. Investments in Associated Companies (continued)

(B) On 21 August 2002, the Group and Cheung Kong Enterprises jointly invested in PowerCom with interests of 19% and 81% respectively. The Group has transferred its retail telecom business and a number of employees into PowerCom. Beside transferring retail operations to PowerCom, the Group has paid HK$100 million and transferred assets at net book value totalling HK$57 million to acquire its interest in PowerCom. PowerCom will launch a service to provide broadband Internet access to customers, using powerline telecommunication technology. Because the Group holds equity share capital for the long term and can exercise significant influence over PowerCom's management, the investment is accounted for as an associated company. The goodwill arising on acquisition is being amortised over 10 years.

19. Investment Securities

	2002 HK$M	2001 HK$M
Equity securities listed in Hong Kong (A)	**14**	—
Equity securities listed outside Hong Kong (B)	**—**	643
Unlisted shares (C)	**4**	4
Held-to-maturity securities (D)	**264**	79
Fixed-income securities	**5**	5
	287	731

(A) The Group acquired 41.8 million shares (representing a 5.23% shareholding) of DataSys Technology Holdings Limited, a listed company on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, at a price of HK$0.34 per share in June 2002. The market value as at 31 December 2002 was HK$16 million at a price of HK$0.39 per share.

(B) The Group holds a 5% interest in YTL Power International Berhad (YTL Power), a listed company in Malaysia. During the year, the Group reclassified the investment in YTL Power from long-term investment to other investments under current assets (Note 21).

(C) The Group acquired a 6.4% shareholding in StorageBank Inc., an unlisted company in Taiwan which provides storage systems, backup and disaster recovery of computer systems.

(D) In 2001, the Group acquired A$20 million of floating rates notes issued by Mezzco Pty Ltd. Mezzco Pty Ltd. is a wholly owned subsidiary company of AusPower Holdings Pty Ltd., which is the immediate holding company of Yallourn Energy Pty Ltd. During the year, an additional A$40 million of the floating rate notes were acquired. On 7 January 2003, the Group purchased additional notes from a third party totalling A$100 million. The Group holds 100% of the notes after this transaction.

20. Deposits, Bank Balances and Cash

	2002 HK$M	2001 HK$M
Trust fund for unclaimed dividends	**25**	—
Deposits, bank balances and cash	**491**	80
	516	80

During the year, two trust funds were created for the balances of unclaimed dividends and trade creditors for the purpose of the Share Premium Reduction of the Company (Note 26). The liabilities to those trade creditors were discharged and the respective trust fund was returned to the Company accordingly.

21. Other Investments

	2002 HK$M	2001 HK$M
Equity securities listed outside Hong Kong, at market value	**671**	—

During the year, the directors changed their intention regarding their shareholding in YTL Power. Accordingly, it was reclassified from investment securities held for the long-term (Note 19(B)) to other investments within current assets and valued at its market price of HK$671 million (Market value at 2001: HK$587 million). As a result, a gain of HK$27 million was recognised representing the partial reversal of a previously recognised impairment.

22. Trade and Other Receivables

	2002 HK$M	2001 HK$M
Group		
Trade receivables (ageing analysis is shown below)	**605**	966
Deposits and prepayments	**601**	573
Current accounts with jointly controlled entities	**50**	42
	1,256	1,581
Company		
Debtors, deposits and prepayments	**6**	4
Current accounts with subsidiary companies	**1**	9
	7	13

CLP Power's credit policy in respect of receivables arising from its principal electricity business is to allow customers to settle their electricity bills within 13 to 15 working days after issue. Customers' receivable balances are secured by cash deposits or bank guarantees.

22. Trade and Other Receivables (continued)

The ageing analysis of the trade receivables at 31 December is as follows:–

	2002 HK$M	2001 HK$M
Below 30 days	**573**	937
31–60 days	**17**	16
61–90 days	**6**	5
Over 90 days	**9**	8
	605	966

The bad debts written-off during the year were HK$5 million (2001: HK$6 million).

23. Fuel Clause Account

Costs of fuel consumed by CLP Power are passed on to the customers. The variations between the actual cost of fuel and the fuel cost billed are captured in the Fuel Clause Account. The balance on the account (inclusive of interest) represents amounts over-recovered and is an amount due to customers of CLP Power.

24. Trade and Other Payables

	2002 HK$M	2001 HK$M
Group		
Trade payables (ageing analysis is shown below)	**1,404**	1,344
Other payables	**637**	426
Current accounts with jointly controlled entities	**1,050**	908
	3,091	2,678
Company		
Creditors	**53**	36
Current accounts with subsidiary companies	**8**	—
	61	36

The ageing analysis of the trade payables at 31 December is as follows:–

	2002 HK$M	2001 HK$M
Below 30 days	**1,341**	1,318
31–60 days	**5**	10
61–90 days	**1**	—
Over 90 days	**57**	16
	1,404	1,344

25. Share Capital

	Number of Shares of HK$5 Each	Amount HK$M
Authorised:		
At 31 December 2001 and 2002	**3,000,000,000**	**15,000**
Issued and fully-paid:		
At 1 January 2002	2,421,486,400	12,107
Shares repurchased during the year	(13,240,500)	(66)
At 31 December 2002	**2,408,245,900**	**12,041**

During the year, the Company repurchased a total of 13,240,500 of its own shares on The Stock Exchange of Hong Kong Limited, all of which have been cancelled, as follows:–

Month/Year	Number of Shares Repurchased	Purchase Price Per Share Highest HK$	Purchase Price Per Share Lowest HK$	Aggregate Purchase Price HK$M
January 2002	13,240,500	30.00	29.50	396
		Total expenses on shares repurchased		1
				397

26. Share Premium

During the year, CLP Holdings undertook a restructuring of its balance sheet by the reduction of the Share Premium account. Following approval by shareholders at the Extraordinary General Meeting in April 2002 and confirmation from the High Court, the reduction of the Share Premium account became effective on 7 June 2002. As a result, HK$10,116,789,910 was transferred from the Share Premium account to the Retained Profits of the Company on the same day.

27. Bank Overdrafts, Bank Loans and Other Borrowings

	Group		Company	
	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M
Total facilities available				
Bank overdrafts	**499**	497	—	—
Bank loans	**12,033**	8,300	**7,000**	4,699
US Dollar Notes due 2006 (US$300 million)	**2,340**	2,340	—	—
US Dollar Medium Term Notes due 2012 (US$300 million)	**2,340**	—	—	—
	17,212	11,137	**7,000**	4,699

27. Bank Overdrafts, Bank Loans and Other Borrowings (continued)

	Group		Company	
	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M
Utilised at 31 December				
Bank overdrafts	—	—	—	—
Bank loans	4,617	3,227	2,113	960
US Dollar Notes due 2006	2,340	2,340	—	—
US Dollar Medium Term Notes due 2012	2,340	—	—	—
	9,297	5,567	2,113	960
Short-term loans	567	1,343	11	960
Current portion of long-term loans and borrowings	3	156	—	—
	570	1,499	11	960
Long-term loans and borrowings, repayable				
within one year	3	156	—	—
between one and two years	2	3	—	—
between two and five years	6,385	4,065	2,102	—
after five years	2,340	—	—	—
	8,730	4,224	2,102	—
Less current portion of long-term loans and borrowings	(3)	(156)	—	—
	8,727	4,068	2,102	—
	9,297	5,567	2,113	960

The total borrowings of HK$9,297 million at 31 December 2002 (2001: HK$5,567 million) comprised the following:–

(i) fixed rate bank loan of HK$6 million (2001: HK$17 million) with interest rate at 5.42% (2001: 5.40% to 7.77%) per annum;

(ii) US Dollar Notes of HK$2,340 million (2001: HK$2,340 million) with a coupon rate of 7.5% (2001: 7.5%) per annum, this liability was fully swapped into Hong Kong Dollars, at an average fixed rate of 7.07% per annum;

(iii) US Dollar Medium Term Notes of HK$2,340 million (2001: nil) with a coupon rate of 6.25% per annum; this liability was fully swapped into Hong Kong Dollars, with HK$1,000 million further swapped into 5-year fixed rate of 6.12% per annum and the balance kept at variable rate; and

(iv) other variable rate bank loans of HK$4,611 million (2001: HK$3,210 million).

28. Deferred Taxation

	2002 HK$M	2001 HK$M
Balance at beginning of year	**3,391**	3,110
Charge for the year	**330**	281
Balance at end of year	**3,721**	3,391

Deferred taxation arose from timing differences attributable to accelerated depreciation allowances, which are unlikely to reverse in the foreseeable future.

29. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before taxation to cash generated from operations:–

	2002 HK$M	2001 HK$M
Profit before taxation	**10,024**	9,952
Adjustments for:–		
Operating interests	**184**	180
Finance income	**(33)**	(29)
Hok Un redevelopment profit	**(282)**	(1,752)
Share of profits less losses of jointly controlled entities	**(2,976)**	(2,339)
Share of profits less losses of associated companies	**(86)**	(71)
Exchange gain	**(28)**	—
Impairment loss on investments in jointly controlled entities	**38**	—
Impairment loss on long-lived assets	**59**	—
Unrealised investment loss on retirement benefit plan assets	**83**	—
Depreciation	**1,749**	1,624
Loss on disposal of fixed assets	**79**	107
Capital gain arising from disposal of properties	**(321)**	(52)
Dividend income from investment	**(34)**	(17)
Mark-to-market gain on other investment	**(27)**	—
Operating profit before working capital changes	**8,429**	7,603
Increase in customers' deposits	**234**	271
Decrease in fuel clause account	**258**	473
Increase in debtors and prepayments	**(589)**	(408)
Increase in retirement benefit plan assets	**(27)**	—
Increase in creditors	**248**	114
Increase in current accounts due to jointly controlled entities	**134**	27
Rebates to customers under SoC	**(171)**	(166)
Business relief rebate	**(41)**	—
Special rebate	**(626)**	(607)
Cash generated from operations	**7,849**	7,307

30. Commitments

(A) Capital expenditure authorised but not brought into the accounts is as follows:–

	Group		Company	
	2002	2001	**2002**	2001
	HK$M	HK$M	**HK$M**	HK$M
Contracted but not provided for	**3,056**	2,746	**—**	2
Authorised but not contracted for	**8,402**	8,573	**1**	1
	11,458	11,319	**1**	3

(B) In respect of the investment in the Anshun II Power Project in Guizhou, the Group is required to contribute share capital of RMB440 million (approximately HK$414 million). The amount already paid at the end of December 2002 was RMB154 million (approximately HK$145 million). The remainder of the share capital will be paid by instalments within one and a half years from the joint venture's incorporation date of 9 September 2002.

(C) Under a Sale and Purchase Agreement executed in November 2002, the Group is committed to pay a total consideration of HK$897 million to acquire from Powergen the remaining interests in GPEC, Yallourn Energy and BLCP. In respect of GPEC and Yallourn Energy, completion of these acquisitions is subject to certain consents from lenders and relevant regulatory authorities. Upon completion of the deal, the Group will own effective interests of 100% in GPEC, 92% in Yallourn Energy and 50% in BLCP. Up to 31 December 2002, no payment has been made. The acquisition of the additional interest (10%) in BLCP was completed in January 2003 for a consideration of HK$39 million.

31. Contingent Liabilities

(A) China Energy Investment Company Limited (CEIC), a wholly-owned subsidiary company of the Group, is a shareholder of the Shandong Zhonghua Power Company Limited formed to develop, own and operate the Shiheng I, Shiheng II, Heze II and Liaocheng Power Stations totalling 3,000MW in the Shandong Province of the Chinese mainland. As part of the security package for the project, the Company has provided a Letter of Support to the finance parties to procure that CEIC will perform its contractual obligations.

The contingent financial liabilities at 31 December 2002 to be assumed by the Company, in respect of the performance by CEIC of its contractual obligations, are estimated to be as follows:–

	2002 **HK$M**	2001 HK$M
Sponsor support for completion	**702**	702
Liability under engineering, procurement and construction contracts for Heze II and Liaocheng Power Stations	**2,472**	2,472
Dividend escrow	**618**	436
	3,792	3,610

(B) The refinancing of Yallourn Energy Pty Limited (Yallourn Energy) was completed on 27 February 2001. Pursuant to the relevant loan agreements, all the relevant shareholders of AusPower Holdings Pty Limited, the immediate holding company of Yallourn Energy, agreed to provide the lenders with contingent equity support on a pro rata basis up to the sum of A$200 million in respect of a senior debt facility and up to the sum of A$15 million in respect of a subordinated notes facility. The contribution of contingent equity depends on certain minimum requirements regarding the availability of cash flows for debt service within five years from 27 February 2001. As at 31 December 2002, CLP Group's 73.6% share of the contingent equity support is approximately A$158 million. As stated in Note 19(D), in 7 January 2003, the Group purchased all the subordinated notes.

The Directors are of the opinion that no provision is required to be made in the financial statements in respect of the matters described in (A) and (B) above.

32. Related Party Transactions

In the normal course of business the Group undertakes on an arms-length basis a wide variety of transactions with related parties. The more significant of such transactions during the year ended 31 December 2002 are described below.

	2002 HK$M	2001 HK$M
Purchases of electricity from CAPCO (A)	10,191	9,815
Purchases of nuclear electricity (B)	4,976	5,013
Pumped storage service fee (C)	419	424

(A) Under the Electricity Supply Contract between CLP Power and CAPCO, CLP Power is obligated to purchase all of CAPCO's generating capacity. The Electricity Supply Contract provides that the price paid by CLP Power to CAPCO is sufficient to cover all of CAPCO's operating expenses, including fuel cost, depreciation, interest expenses and current and deferred taxes, as well as CAPCO's share of the return permitted under the SoC.

(B) Under the offtake and resale contracts, CLP Power is obligated to purchase the Group's 25% equity share of the output from Guangdong Daya Bay Nuclear Power Station (GNPS) and an additional 45% of such output from Guangdong Nuclear Investment Company, Limited. The price paid by CLP Power for electricity generated by GNPS throughout the terms of the power purchase agreements is determined by a formula based on GNPS's operating costs and a calculation of profits by reference to shareholders' funds and the capacity factor for that year.

(C) Under a capacity purchase contract, Hong Kong Pumped Storage Development Company, Limited (PSDC) has the right to use 50% of the 1,200MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station. CLP Power has entered into a contract with PSDC to make use of this capacity. The price paid by CLP Power to PSDC is sufficient to cover all of PSDC's operating expenses and net return. PSDC's net return is based on a percentage of its net fixed assets in a manner analogous to the SoC.

33. Financial Assistance and Guarantees to Affiliated Companies

The Company has obtained a waiver from The Stock Exchange of Hong Kong Limited under Paragraph 3.10 of Practice Note 19 of the Listing Rules from disclosing a proforma combined balance sheet of affiliated companies. Affiliated companies include the Group's jointly controlled entities and associated companies. Instead, in accordance with Practice Note 19, the Company discloses the following alternative information in relation to the affiliated companies as at 31 December 2002. This information has been extracted from the relevant audited accounts or management accounts of all affiliated companies.

	2002 **HK$M**	2001 HK$M
The Group's share of total indebtedness of affiliated companies analysed as follows:–		
Bank borrowings	**18,468**	17,697
Other borrowings including loans from shareholders	**3,074**	3,050
	21,542	20,747
The Group's share of contingent liabilities of affiliated companies	**667**	255
The Group's share of capital commitments of affiliated companies		
Contracted but not provided for	**1,934**	2,454
Authorised but not contracted for	**2,943**	1,792
	4,877	4,246

CLP Power Hong Kong Limited (CLP Power)

Overview

In Hong Kong, CLP Power operates a vertically integrated electricity generation, transmission and distribution business. The generating plants in Hong Kong are owned by Castle Peak Power Company Limited (CAPCO), which is 40% owned by CLP Power and 60% owned by ExxonMobil Energy Limited. CLP Power builds and operates CAPCO's power stations under contract and is the sole customer for CAPCO's electricity which CLP Power transmits and distributes to its customers in Kowloon and the New Territories. CLP Power owns the transmission and distribution network.

Since 1963, the electricity-related operations of CLP Power and CAPCO (the SoC Companies) have been governed by a Scheme of Control (SoC) Agreement with the Government. The SoC specifies the SoC Companies' obligations to supply adequate and reliable electricity supplies to customers at the lowest reasonable cost and the mechanism for Government to monitor their financial affairs and operating performance. In return, CLP Power is allowed to charge tariffs designed to recover the operating costs (including tax) and allowed net return of the SoC Companies. The current agreement, which took effect from 1 October 1993, covers the period to 30 September 2008. During this period, each of the SoC Companies and the Government has the right during the year ended 30 September 1998 and the year ending 31 December 2003 to request modification of the SoC, subject to agreement being reached by all parties.

Permitted and Net Return

The permitted and net return that the SoC Companies are allowed under the SoC are calculated as follows:–

- The annual permitted return is 13.5% of the SoC Companies' average net fixed assets relating to the electricity business in Hong Kong; plus a further 1.5% on the average net fixed assets financed by shareholders' investments and acquired after 30 September 1978.

- Any difference between the permitted return and the profit for SoC operations is transferred to or from a Development Fund. The Development Fund does not form part of distributable shareholders' funds and is, in effect, a liability owing to customers carried in CLP Power's books.

- Four charges are deducted from the permitted return. First, shareholders of the SoC Companies pay interest up to a maximum of 8% per annum on borrowed capital arranged for financing fixed assets. Second, shareholders of CLP Power pay a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account. This charge is credited to a rate reduction reserve in CLP Power's books and is applied as rebates to customers. By a Supplemental Agreement which took effect from 1 October 1998, two more charges have been introduced. Third, shareholders of the SoC Companies pay an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge up to 8% per annum on the average excess capacity expenditure. This excess capacity adjustment will only apply to additional generating units installed after CAPCO's Black Point Units 7 and 8 are commissioned. Fourth, shareholders of CLP Power pay interest up to 8% per annum on the increase in average balance of the customers' deposits in excess of the balance as at 30 September 1998.

- The net return is the permitted return less the deductions. The rate of return on average net fixed assets of the SoC Companies for the year ended 31 December 2002 was 12.52%, whilst the rate of net return for the year ended 31 December 2001 was 12.17%.

The net return is divided between the SoC Companies in accordance with the provisions of the agreements between the companies. These provisions state that each company will receive that proportion of the total net return represented by the net return that company would receive if it were the only company under the SoC and the net return were calculated solely on the basis of its own accounts. In the year 2002, 58% (2001: 58%) of the net return was allocated to CLP Power and 42% (2001: 42%) to CAPCO. If the actual profit for the SoC, when added to the amount available for transfer from the Development Fund is less than the permitted return, the share of any such deficit to be borne by CAPCO is limited to 20%.

The calculations shown below are in accordance with the SoC and the agreements between the SoC Companies. The calculations are extracted from the audited accounts of CLP Power for the year ended 31 December 2002, upon which the auditors have expressed an unqualified opinion.

	2002 HK$M	2001 HK$M
SoC Revenue	**25,844**	24,806
Expenses		
Operating costs	**2,848**	2,964
Fuel	**3,268**	2,897
Purchases of nuclear electricity	**4,976**	5,013
Depreciation	**3,164**	3,026
Operating interest	**617**	931
Taxation	**1,478**	1,138
	16,351	15,969
Profit after Taxation	**9,493**	8,837
Interest on increase in customers' deposits	**1**	8
Interest on long-term financing	**818**	1,005
Adjustment required under the SoC (including share of profit on sale of electricity to the Chinese mainland attributable to the SoC Companies)	**(5)**	(69)
Profit for SoC	**10,307**	9,781
Transfer to Development Fund	**(1,420)**	(1,201)
Permitted Return	**8,887**	8,580
Deduct Interest		
On increase in customers' deposits	**1**	8
On long-term financing as above	**818**	1,005
On Development Fund and special provision account transferred to rate reduction reserve	**319**	305
	1,138	1,318
Net Return	**7,749**	7,262
Divisible as follows:–		
CLP Power	**4,517**	4,188
CAPCO	**3,232**	3,074
	7,749	7,262
CLP Power's Share of Net Return		
CLP Power	**4,517**	4,188
Interest in CAPCO	**1,297**	1,234
	5,814	5,422

Ten-year Summary: Financial Statistics

		2002	2001	2000	1999D[1]	1999[1]	1998	1997	1996	1995	1994	1993
		(12 months ended 31 December)				(15 months)			(12 months ended 30 September)			
CLP Holdings Limited (Consolidated)												
Results												
SoC earnings	HK$M	**5,814**	5,422	5,147	5,064	6,317	4,971	4,760	4,455	4,067	3,620	3,179
Non-SoC earnings	HK$M	**890**	461	504	596	761	528	403	381	321	586	373
Unallocated net finance (costs)/income	HK$M	**(54)**	11	93	587	837	1,148	611	—	—	—	—
Unallocated Group expenses	HK$M	**(117)**	(105)	(78)	(84)	(106)	(52)	—	—	—	—	—
Group operating earnings	HK$M	**6,533**	5,789	5,666	6,163	7,809	6,595	5,774	4,836	4,388	4,206	3,552
Impairment losses on investments	HK$M	—	—	(1,030)	—	—	—	—	—	—	—	—
Hok Un redevelopment profit/ property disposal gain	HK$M	**546**	1,468	1,132	498	520	1,543	—	—	1,286	—	—
Total Group earnings for the year	HK$M	**7,079**	7,257	5,768	6,661	8,329	8,138	5,774	4,836	5,674	4,206	3,552
Ordinary dividends	HK$M	**3,974**	3,664	3,537	3,693	4,623	3,848	3,514	2,787	2,528	2,289	1,991
Special dividends	HK$M	**554**	1,469	1,124	520	520	1,538	—	—	697	—	—
Total dividends	HK$M	**4,528**	5,133	4,661	4,213	5,143	5,386	3,514	2,787	3,225	2,289	1,991
Consolidated Balance Sheet Data												
SoC fixed assets	HK$M	**36,273**	33,197	30,347	28,624	28,624	27,268	26,720	25,375	23,407	21,028	18,960
Other fixed assets	HK$M	**277**	380	345	279	279	235	197	132	130	91	80
	HK$M	**36,550**	33,577	30,692	28,903	28,903	27,503	26,917	25,507	23,537	21,119	19,040
Investments in jointly controlled entities	HK$M	**18,855**	15,786	12,155	11,002	11,002	8,065	5,961	5,256	5,065	5,181	5,239
Investments in associated companies	HK$M	**1,448**	1,230	1,173	2,156	2,156	1,952	—	—	—	—	—
Investment securities	HK$M	**287**	731	643	773	773	—	—	—	—	—	—
Current assets[2]	HK$M	**3,648**	2,898	3,821	2,862	2,862	17,615	20,454	3,696	2,054	2,711	2,857
Total assets employed	HK$M	**60,788**	54,222	48,484	45,696	45,696	55,135	53,332	34,459	30,656	29,011	27,136
Capital employed	HK$M	**53,735**	46,981	43,091	41,339	41,339	49,873	47,417	29,285	24,948	23,118	21,851
Shareholders' equity	HK$M	**36,787**	35,168	33,420	32,471	32,471	41,887	40,442	21,716	19,527	17,078	15,122
Per Share Data												
Shareholders' equity, per share	HK$	**15.27**	14.52	13.38	13.00	13.00	14.26	13.54	9.09	8.18	7.15	6.33
Earnings												
— Operating earnings	HK$	**2.71**	2.33	2.27	2.17	2.73	2.22	2.10	2.02	1.83	1.76	1.48
— Total	HK$	**2.94**	2.92	2.31	2.34	2.92	2.73	2.10	2.02	2.38	1.76	1.48
Dividends												
— Ordinary	HK$	**1.650**	1.490	1.417	1.367	1.684	1.300	1.233	1.167	1.058	0.958	0.833
— Special	HK$	**0.230**	0.610	0.450	0.208	0.208	0.517	—	—	0.292	—	—
Ratio												
Ordinary dividend cover	times	**1.6**	1.6	1.6	1.7	1.7	1.7	1.6	1.7	1.7	1.8	1.7
Other Information												
Shareholders		**21,829**	20,376	16,915	17,432	17,432	18,806	19,831	21,575	19,971	19,716	18,427
Employees												
— SoC		**3,865**	3,640	3,590	3,928	3,928	4,122	4,460	5,905	6,198	6,220	6,502
— Non-SoC		**438**	445	309	262	262	298	219	206	180	155	138
		4,303	4,085	3,899	4,190	4,190	4,420	4,679	6,111	6,378	6,375	6,640
Group generating capacity (owned / operated)[3]												
— by region												
Hong Kong	MW	**6,908**	6,908	6,908	6,908	6,908	6,908	6,908	7,410	7,410	8,210	6,430
Chinese mainland	MW	**3,163**	2,743	2,015	2,015	2,015	1,486	1,268	1,092	1,092	1,092	1,092
Asia-Pacific	MW	**2,675**	2,151	1,048	838	838	710	—	—	—	—	—
	MW	**12,746**	11,802	9,971	9,761	9,761	9,104	8,176	8,502	8,502	9,302	7,522
— by status												
Operational	MW	**11,164**	10,097	8,266	8,180	8,180	7,740	6,926	6,627	6,002	6,160	6,430
Construction	MW	**1,582**	1,705	1,705	1,581	1,581	1,364	1,250	1,875	2,500	3,142	1,092
	MW	**12,746**	11,802	9,971	9,761	9,761	9,104	8,176	8,502	8,502	9,302	7,522

1 In 1999, the financial year end of the Group was changed from 30 September to 31 December. The financial period in 1999 was therefore 15 months to 31 December 1999. The figures for the 12 months ended 31 December 1999 (1999D) are included to provide shareholders with comparative information to appraise the results for 1999.

2 Current assets included surplus of employee retirement benefit plan assets over liabilities from 2001 onwards due to adoption of Hong Kong Statement of Standard Accounting Practice No. 34 "Employee Benefits".

3 Group generating capacity (in MW) are incorporated on the following basis: a) CAPCO on 100% capacity as stations operated by CLP Power; b) PSDC on 100% as having right to use and c) other stations on the proportion of the Group's equity interests.

Group Earnings


HK$M
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
93 94 95 96 97 98 99D 00 01 02
Property Profits, Net of Impairment Losses
Non-SoC Earnings
SoC Earnings

Total Assets


HK$M
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
93 94 95 96 97 98 99D 00 01 02
Current Assets
Investment Securities
Investments in Associated Companies
Investments in Jointly Controlled Entities
Other Fixed Assets
Scheme of Control Fixed Assets

Shareholders' Equity


HK$M
HK$
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
18
16
14
12
10
8
6
4
2
0
93 94 95 96 97 98 99D 00 01 02
Shareholders' Equity
Shareholders' Equity, HK$ per share

Earnings and Dividends Per Share

(Excluding property profits and net of impairment losses)


HK$
3.0
2.5
2.0
1.5
1.0
0.5
0.0
93 94 95 96 97 98 99D 00 01 02
Operating Earnings
Ordinary Dividends

CLP Power Hong Kong Limited and Castle Peak Power Company Limited

		2002	2001	2000	1999D[1]	1999[1]	1998	1997	1996	1995	1994	1993
		(12 months ended 31 December)				(15 months)			(12 months ended 30 September)			
Scheme of Control Financial Statistics												
Combined Profit & Loss Statement												
Profit for SoC	HK$M	**10,307**	9,781	9,770	9,372	11,905	9,809	7,714	7,049	6,202	5,385	5,828
Transfer (to)/from Development Fund	HK$M	**(1,420)**	(1,201)	(1,386)	(1,040)	(1,497)	(1,556)	321	493	525	493	(625)
Permitted return	HK$M	**8,887**	8,580	8,384	8,332	10,408	8,253	8,035	7,542	6,727	5,878	5,203
Less: Interest on —												
Increase in customers' deposits	HK$M	**1**	8	10	3	3	—	—	—	—	—	—
Long-term financing	HK$M	**818**	1,005	1,170	1,179	1,479	1,246	1,283	1,138	813	511	463
Development Fund and Special provision account	HK$M	**319**	305	280	236	290	158	134	174	215	272	283
Net return	HK$M	**7,749**	7,262	6,924	6,914	8,636	6,849	6,618	6,230	5,699	5,095	4,457
Combined Balance Sheet												
Net assets employed —												
Fixed assets	HK$M	**63,115**	60,636	58,709	57,976	57,976	57,721	57,221	54,945	49,875	43,131	37,916
Current assets	HK$M	**1,650**	1,636	1,705	2,441	2,441	3,822	3,131	2,095	2,019	2,099	2,470
	HK$M	**64,765**	62,272	60,414	60,417	60,417	61,543	60,352	57,040	51,894	45,230	40,386
Less: current liabilities	HK$M	**10,992**	9,306	7,978	7,017	7,017	7,983	9,100	7,981	8,060	8,758	6,906
Net assets	HK$M	**53,773**	52,966	52,436	53,400	53,400	53,560	51,252	49,059	43,834	36,472	33,480
Exchange fluctuation account	HK$M	**38**	49	128	88	88	31	6	(6)	(6)	(12)	(15)
	HK$M	**53,811**	53,015	52,564	53,488	53,488	53,591	51,258	49,053	43,828	36,460	33,465
Represented by —												
Shareholders' equity	HK$M	**28,906**	28,074	27,515	27,292	27,292	26,768	25,641	23,385	22,428	20,710	19,095
Long-term loans and other borrowings	HK$M	**13,916**	14,437	15,092	16,654	16,654	17,871	17,825	17,797	13,113	7,877	6,925
Deferred liabilities	HK$M	**6,947**	6,561	6,268	6,222	6,222	6,424	6,360	5,945	5,868	4,929	3,598
Special provision account	HK$M	**670**	766	766	—	—	—	—	—	—	—	—
Development Fund	HK$M	**3,372**	3,177	2,923	3,320	3,320	2,528	1,432	1,926	2,419	2,944	3,847
	HK$M	**53,811**	53,015	52,564	53,488	53,488	53,591	51,258	49,053	43,828	36,460	33,465
Other SoC Information												
Total electricity sales	HK$M	**25,770**	24,725	24,163	23,086	28,550	22,491	20,602	18,268	16,733	14,881	14,547
Capital expenditure	HK$M	**5,861**	5,172	3,671	3,021	3,720	3,090	4,857	7,129	8,664	6,831	6,346
Depreciation	HK$M	**3,164**	3,026	2,803	2,697	3,360	2,522	2,277	1,797	1,624	1,489	1,893
No. of SoC employees		**3,865**	3,640	3,590	3,928	3,928	4,122	4,460	5,905	6,198	6,220	6,502
Scheme of Control Operating Statistics												
Customers and Sales												
Number of Customers (thousand)		**2,056**	1,998	1,930	1,872	1,872	1,803	1,761	1,728	1,697	1,655	1,600
Sales analysis, millions of kWh												
Commercial		**10,661**	10,378	10,014	9,509	11,785	9,157	8,542	8,038	7,603	7,096	6,567
Manufacturing		**3,085**	3,245	3,488	3,423	4,270	3,776	3,928	4,162	4,344	4,655	4,915
Residential		**6,930**	6,752	6,608	6,435	7,854	6,524	5,811	5,724	5,382	5,024	4,733
Government & others		**7,036**	6,575	6,197	5,779	7,207	5,424	4,736	4,395	4,059	3,808	3,607
Local		**27,712**	26,950	26,307	25,146	31,116	24,881	23,017	22,319	21,388	20,583	19,822
Export		**2,175**	1,581	1,181	633	781	601	557	520	1,728	1,714	5,776
Total Electricity Sales		**29,887**	28,531	27,488	25,779	31,897	25,482	23,574	22,839	23,116	22,297	25,598
Annual increase, %		**4.8**	3.8	6.6	0.0[3]	0.9[2]	8.1	3.2	(1.2)	3.6	(12.9)	10.3
Local consumption, kWh per person		**5,066**	5,004	4,865	4,730	5,730	4,730	4,501	4,482	4,405	4,379	4,308
Local sales, HK¢ per kWh (average)												
Basic tariff		**88.5**	88.6	88.6	89.1	89.2	89.1	86.3	82.4	77.3	72.0	65.9
Fuel clause charge/(rebate)		**1.9**	2.2	2.2	2.2	2.2	1.0	(1.3)	(4.5)	(4.5)	(3.8)	(2.5)
SoC rebate		**(0.6)**	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(1.0)	(1.6)	(1.6)
Special rebate		**(2.2)**	(2.2)	(2.2)	(2.2)	(2.2)	(1.8)	(0.7)	—	—	(2.0)	—
Total		**87.6[5]**	88.0[4]	88.0	88.5	88.6	87.7	83.7	77.3	71.8	64.6	61.8
Annual basic tariff increase, %		**(0.1)**	0.0	(0.6)	(0.6)[3]	0.0[2]	3.2	4.7	6.6	7.4	9.3	3.3
Annual total tariff increase, %		**(0.5)**	0.0	(0.6)	(0.2)[3]	0.7[2]	4.8	8.3	7.7	11.1	4.5	4.2

	2002	2001	2000	1999D[1]	1999[1]	1998	1997	1996	1995	1994	1993
	(12 months ended 31 December)				(15 months)			(12 months ended 30 September)			
Generation											
(Including Affiliated Generating Companies)											
Installed capacity, MW	**8,263**	8,263	8,263	8,263	8,263	7,951	7,638	7,515	6,890	7,540	6,430
System maximum demand –											
Local, MW	**5,829**	5,844	5,598	5,354	5,354	5,304	5,066	4,998	4,720	4,730	4,432
Annual increase, %	**(0.3)**	4.4	4.6	0.9[3]	0.9[2]	4.7	1.4	5.9	(0.2)	6.7	1.5
Local and the Chinese mainland, MW	**6,897**	7,062	6,828	5,455	5,455	5,422	5,184	5,088	6,083	5,948	5,244
Annual increase, %	**(2.3)**	3.4	25.2	0.6[3]	0.6[2]	4.6	1.9	(16.4)	2.2	13.4	(0.9)
System load factor, %	**54.2**	50.3	50.2	59.2	58.0	59.4	57.2	57.1	48.4	48.3	61.8
Generation by CAPCO stations, millions of kWh	**22,531**	20,747	19,955	18,543	23,682	20,030	18,305	17,694	18,756	18,235	28,256
Sent out, millions of kWh –											
From own generation	**21,408**	19,716	18,998	17,612	22,490	18,910	17,272	16,520	17,494	16,984	26,471
Net transfer from/(to)											
Hongkong Electric	—	—	—	(1)	(1)	—	—	18	(26)	(7)	314
Landfill gas generation	**1**	2	6	4	5	—	—	—	—	—	—
GNPS/GPSPS	**9,784**	9,961	9,735	9,333	10,499	7,825	7,361	7,467	6,755	6,430	(163)
Total	**31,193**	29,679	28,739	26,948	32,993	26,735	24,633	24,005	24,223	23,407	26,622
Fuel consumed, terajoules –											
Oil	**1,358**	1,286	1,244	2,163	2,872	3,164	3,129	5,520	5,999	4,963	21,846
Coal	**100,645**	82,248	74,472	55,218	69,396	88,572	64,965	120,027	169,350	167,689	244,401
Gas	**92,912**	95,403	93,139	102,959	133,142	87,650	99,123	42,915	—	—	—
Total	**194,915**	178,937	168,855	160,340	205,410	179,386	167,217	168,462	175,349	172,652	266,247
Cost of fuel, HK$ per gigajoule – Overall	**16.77**	16.19	17.24	17.83	17.53	15.61	18.21	13.22	11.89	11.02	11.58
Thermal efficiency, % based on units sent out	**39.5**	39.7	40.5	39.5	39.4	38.0	37.2	35.3	35.9	35.4	36.2
Plant availability, %	**88.2**	86.7	87.2	85.0	85.2	84.4	90.4	93.4	95.3	92.6	95.5
Transmission and Distribution											
Network, circuit kilometres –											
400kV	**534**	534	534	534	534	528	528	448	422	420	420
132kV	**1,019**	963	937	936	936	935	917	908	873	871	835
66kV & 33kV	**445**	587	584	596	596	615	714	722	734	732	841
11kV	**9,229**	8,775	8,363	7,936	7,936	7,241	6,571	6,199	5,943	5,628	5,373
Transformers, MVA	**52,863**	51,624	49,576	48,845	48,845	47,397	46,325	44,981	43,021	40,876	39,457
Substations in operation –											
Primary	**195**	199	193	194	194	196	198	196	191	182	173
Secondary	**11,539**	11,199	10,810	10,341	10,341	9,843	9,353	9,041	8,736	8,398	7,916

1 In 1999, the financial year end of the Group was changed from 30 September to 31 December. The financial period in 1999 was therefore 15 months to 31 December 1999. The figures for the 12 months ended 31 December 1999 (1999D) are included to provide shareholders with comparative information to appraise the results for 1999.
2 For the 15 months ended 31 December 1999, the annual increase is the increase over the same period in 1998. This increase may not be comparable to the increases reported in the previous years.
3 The increases are the increase over the preceding 12 months.
4 The effective total tariff, including the Centenary rebate of HK$200 per customer in 2001, is HK¢86.6 per unit.
5 The effective total tariff, including the rebate of HK$220 per customer in 2002, is HK¢86.0 per unit.

Electricity Sales


kWh in million
30,000
25,000
20,000
15,000
10,000
5,000
0
93 94 95 96 97 98 99D 00 01 02
Manufacturing
Commercial
Government & Others
Residential
The Mainland

Scheme of Control Net Fixed Assets


HK$M
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
93 94 95 96 97 98 99D 00 01 02
CLP Power
CAPCO

Employees and Productivity


No. of SoC Employees
Thousands of kWh per SoC Employee
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
93 94 95 96 97 98 99D 00 01 02
No. of SoC Employees
Local Sales/SoC Employee

Results

For the financial year ended 31 December 2002 announced on 24 February 2003.

Annual Report

Available on our website under the "Investor Relations" section on 10 March 2003 and posted to Shareholders on 28 March 2003.

Shareholders can consent to receive future CLP Holdings Annual Reports on-line through the Internet.

Register of Shareholders

To be closed from 24 April 2003 to 5 May 2003, both days inclusive.

Annual General Meeting

To be held on 5 May 2003.
Details are set out in the Notice of Annual General Meeting sent to Shareholders on 28 March 2003.

Share Listing

CLP Holdings shares are listed on The Stock Exchange of Hong Kong and are traded over the counter in the United States in the form of American Depositary Receipts.

Our Stock Code

The Stock Exchange of Hong Kong: 002
Bloomberg: 2 HK
Reuters: 0002.HK
Ticker Symbol for ADR Code: CLPHY
CUSIP reference number: 18946Q101

Dividends

Interim	: HK$0.38 per share
Paid	: 14 June 2002
	: 13 September 2002
	: 13 December 2002
Proposed final	: HK$ 0.51 per share
Proposed special final	: HK$0.23 per share
Payable	: 6 May 2003

Shareholder Enquiries

For enquiries about share transfer and registration, please contact the Company's Registrars:-

Computershare Hong Kong Investor Services Limited
19th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Telephone: (852) 2862 8628
Facsimile: (852) 2865 0990

For enquiries from investors and securities analysts, please contact:-

Donald Shang, Investor Relations Manager
CLP Holdings Limited
147 Argyle Street, Kowloon, Hong Kong
Telephone: (852) 2678 8322
Facsimile: (852) 2678 8530
E-mail: shangdon@clp.com.hk

For general shareholder information, comments and suggestions, please contact:

Shareholder hotline: (852) 2678 8228
E-mail: cosec@clp.com.hk

Annual Report


Cost per copy (HK$)
Total no. of pages
40
35
30
25
20
15
10
5
0
120
100
80
60
40
20
0
97
98
99
00
01
Cost per copy (HK$)
Total no. of pages

CLP on the Internet

Space and cost considerations limit the amount of information that can be made available through the printed Annual Report. This chart illustrates how, in response to increasing regulatory requirements and CLP's choice to enhance disclosure to Shareholders, the cost and length of the Annual Report has increased over the past five years.

The Internet is a cost-effective and accessible means to make additional information quickly available to our Shareholders and other stakeholders. In this Annual Report, we have identified the areas where information in the Report is expanded upon on our website (www.clpgroup.com).

CLP recognises that not all Shareholders have ready access to the Internet. For those who do not, hard copies of that website information are available free of charge on request to the Company Secretary, including by completing and returning to us the Feedback Form which accompanies this Annual Report.

中電控股
CLP Holdings

Feedback Form



Section A

To enhance the quality of our annual reports, we welcome your feedback on our Annual Report 2002.

1. Please let us have your views, by circling the appropriate numbers:

	Easy to understand?				Did this provide helpful information?			
	strongly disagree			*strongly agree*	*strongly disagree*			*strongly agree*
Chief Executive Officer's Review	1	2	3	4	1	2	3	4
Interview with Chief Executive Officer	1	2	3	4	1	2	3	4
Corporate Governance	1	2	3	4	1	2	3	4
CLP and our Shareholders	1	2	3	4	1	2	3	4
CLP and our Customers	1	2	3	4	1	2	3	4
CLP and our Employees	1	2	3	4	1	2	3	4
CLP and our Community	1	2	3	4	1	2	3	4
CLP and Safety, Health and our Environment	1	2	3	4	1	2	3	4
Management's Discussion and Analysis	1	2	3	4	1	2	3	4
Financial Section	1	2	3	4	1	2	3	4
Ten-year Summaries	1	2	3	4	1	2	3	4

2. Your overall rating of this Annual Report:
(Please "✓" appropriate box)

☐ Poor ☐ Fair ☐ Good ☐ Very good ☐ Excellent

3. Was there any additional information you expected to receive in the Annual Report? Please specify.

____

____

4. Do you have a question for the Chief Executive Officer, to be included in next year's Annual Report? If so, please ask.

____

____

5. Any other comments/suggestions?

____

____

____

____

.../cont'd

Section B

Our Annual Report identifies those areas where additional information, beyond that set out in the Report itself, is available through our website (www.clpgroup.com). Those Shareholders who do not have ready access to the Internet, can receive hard copies of that information by indicating below:

Name of Shareholder(s) ______________________________

Address ______________________________

____

Information Required ______________________________

____

In addition, Shareholders may note that the arrangements for receiving either the English and/or Chinese language versions of the Annual Report, as well as for receiving the Report electronically or in printed form, are set out on our website and in the letter to Shareholders despatched with the Report.

Section C



If you would like to receive a printed copy of the CLP Social and Environmental Report 2002 (which is also available on our website), please indicate below:

☐ I would like to receive the CLP Social and Environmental Report 2002.

Name ______________________________

Address ______________________________

____

Please send this form to:

Company Secretary
CLP Holdings Limited
147 Argyle Street
Kowloon
Hong Kong

Fax: (852) 2678 8390
E-mail: cosec@clp.com.hk


Feedback Form
Section A
To enhance the quality of our annual reports, we welcome your feedback on our Annual Report 2002.
1. Please let us have your views, by circling the appropriate numbers:
Easy to understand?
Did this provide helpful information?
Chief Executive Officer's Review
Interview with Chief Executive Officer
Corporate Governance
CLP and our Shareholders
CLP and our Customers
CLP and our Employees
CLP and our Community
CLP and Safety, Health and our Environment
Management's Discussion and Analysis
Financial Section
Ten-year Summaries
2. Your overall rating of this Annual Report:
Poor
Fair
Good
Very good
Excellent
3. Was there any additional information you expected to receive in the Annual Report?
5. Any other comments/suggestions?
Welcome CLP Shareholders to ElectriCity

CLP welcomes your views...

The Annual Report is a key document in the communication between us and our shareholders and other stakeholders. A "feedback form" is included with this year's Annual Report.

Please let us know what you think, so that we can continue to improve the information we provide.







CLP Holdings Limited

147 Argyle Street, Kowloon, Hong Kong

Telephone: (852) 2678 8111

Fascimile: (852) 2760 4448

Website: www.clpgroup.com